As filed with the Securities and Exchange Commission on November 9, 2007

Registration No. 333-146061

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Varolii Corporation

(Exact Name of Corporation as Specified in Its Charter)

Washington	7374	91-2028910
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

821 2nd Avenue

Suite 1000, 10th Floor

Seattle, WA 98104

(206) 902-3900

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Jeffry A. Shelby

Vice President and General Counsel

821 2nd Avenue

Suite 1000, 10th Floor

Seattle, WA 98104

(206) 902-3900

(Name, Address, including zip code and telephone number, including area code, of Agent for Service)

Copies to:

Sonya Erickson Heller Ehrman LLP 701 5th Avenue, Suite 6100 Seattle, WA 98104 (206) 447-0900	Patrick J. Schultheis Wilson Sonsini Goodrich & Rosati Professional Corporation 701 5th Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500

Approximate date of commencement of proposed sale to the public:    As soon as practicable following the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED NOVEMBER 9, 2007

PROSPECTUS

             Shares

Common Stock

This is our initial public offering, and no public market currently exists for our shares of common stock. We are offering              shares of common stock. We anticipate that the initial public offering price will be between $             and $             per share.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “VRLI”.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 8.

	Per share	Total
Initial public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to us	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from us at the initial public offering price less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2007.

Lehman Brothers	JPMorgan

William Blair & Company	JMP Securities	RBC Capital Markets

Prospectus dated                     , 2007

VAROLii

CORPORATION™

On-Demand, interactive customer communications solutions delivered through a Software-as-a-Service model.

INITIATE

SERVICE

CUSTOMER LIFECYCLE

CUSTOMER INITIATION

CUSTOMER SERVICE

CUSTOMER RETENTION

COLLECTIONS

BUSINESS CONTINUITY

COLLECT

RETAIN

VAROLII’S APPLICATION SUITES enable communications for each stage of the customer lifecycle that are:

Automated

Actionable

Proactive

Personalized

Performance-Driven

Multi-Channel

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf. We have not, and the underwriters have not, authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus or any related free writing prospectus is accurate only as of its date, regardless of the time of delivery or of any sale of our common stock.

Until                     (25 days after commencement of this offering), all dealers selling shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before buying shares of our common stock. Before deciding to invest in shares of our common stock, you should read the entire prospectus carefully, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

Varolii Corporation

Overview

We provide on-demand, interactive customer communications solutions and, based on our size, breadth of products and number of customers, believe that we are the leader in this market. Our solutions consist of software applications and services that enterprises use on an as-needed, or on-demand, basis to create, manage and deliver automated, personalized communications to their customers through multiple media channels including voice, email, SMS, pager, web and fax. Examples of such communications include flight cancellation notices, credit card fraud detection alerts, scheduling of service calls, customer service feedback surveys, medication adherence notifications and payment reminders. Customers are able to interact with enterprises by receiving and responding directly to important personalized information provided by our automated communications. Enterprises who use our solutions typically experience higher levels of customer loyalty and satisfaction and, as a result, our solutions enable these enterprises to enhance revenues and to reduce costs by improving their communications processes.

Our customer communications solutions span the customer lifecycle with applications for customer initiation, customer service, customer retention and collections. We also provide business continuity solutions, which consist of software applications and services that organizations use to quickly and reliably communicate with employees and customers during inclement weather, disasters, network outages and other planned and unplanned incidents. Our applications provide our customers with significant incremental revenue benefits and help eliminate unnecessary costs by facilitating efficient, scalable and actionable communications.

We deploy our customer communications solutions on our computer infrastructure which has been designed to host multiple applications for numerous separate enterprises simultaneously. This multi-tenant platform currently hosts over 600 applications that result on average in over 3.5 million notifications, or discrete contacts by phone, email, SMS, pager, web or fax, each business day. We employ a software-as-a-service, or SaaS, model through which we deliver our applications and services on a fully-managed, as-needed basis. By providing our solutions to our customers on demand, customers may use our solutions without incurring significant upfront expense and can easily add new applications and services over time. We offer a full range of managed services that allow us to design and implement the most effective solution and to regularly evaluate and optimize each customer’s applications. This fully-managed approach allows us to deliver superior results for our customers.

Based on our analysis of the usage of customer communications solutions and publicly available information regarding industry sectors we target, we believe that our total addressable market in North America for interactive customer communications is in excess of $4.0 billion. We believe that on-demand solutions such as ours provide the functionality, flexibility, scalability and efficiency to best address this large and growing opportunity.

Over 320 organizations use our solutions, including more than 100 of the Fortune 1000. We target the largest and most sophisticated enterprises within key industry sectors, including financial services, telecommunications, utilities, healthcare and transportation, as well as government organizations. Our U.S. customers include six of the ten largest banks and financial services companies, four of the five largest wireless carriers, 25 utility companies, six of the top ten airlines, three of the top five pharmacy benefits management companies and over 25 government departments and agencies. An illustrative list of our large enterprise customers within these industry sectors includes Alaska Airlines, Dell, Delta Air Lines, Deutsche Bank AG, DTE Energy, Medco, SunTrust Mortgage, Time Warner Cable and UPS. Our customers typically broaden the deployment of our services across their organizations and increase the usage of our services by deploying additional applications and increasing the volume of notifications.

We generate revenues from our customers’ use of our on-demand customer communications and business continuity offerings. We generally provide our customer communications solutions pursuant to non-cancelable contracts with terms ranging from one year to three years that require our customers to commit to a minimum number of notifications per month. Our business continuity offerings are typically provided under annual or multi-year agreements pre-paid on an annual basis with revenues recognized pro-rata over the contract period. When an incident occurs and notifications are sent in excess of contracted minimum levels, we charge additional fees and recognize revenues as the additional notifications are delivered. We also generate revenues from professional services and customer management services. Over 90% of our revenues are derived from customer notifications and business continuity offerings, and less than 10% are derived from professional services and customer management services.

Our customers typically renew their contracts and a significant percentage of our revenues in any given period are derived from existing customers, and we expect this to continue. For example, during the nine months ended September 30, 2007, over 95% of our revenues were attributable to revenues from customers from whom we derived revenue in 2006. Our revenues grew from $16.2 million in 2004 to $29.7 million in 2005 and $50.9 million in 2006 and we generated a net loss of $541,000 in 2004, $490,000 in 2005 and $5.0 million in 2006. In the nine months ended September 30, 2007, we generated $49.2 million of revenue compared to $36.5 million in the nine months ended September 30, 2006 and we generated net losses of $4.6 million and $4.5 million, respectively. As of September 30, 2007, we had an accumulated deficit of $33.4 million and total shareholder’s deficit of $31.9 million.

Industry Background

Enterprises must effectively communicate with their customers in order to remain competitive and, to achieve this, have traditionally used call centers staffed with large numbers of customer service agents who directly interact with customers over the phone. Call centers, however, have several drawbacks, particularly the cost of hiring, training and retaining quality agents and the difficulty of optimizing call centers to meet the demands of constantly changing call volumes. Many companies have outsourced their call centers in the belief it would generate cost savings. However, a number of these companies have found that outsourcing does not consistently reduce overall costs and does not improve customer satisfaction.

Companies have also tried to reduce costs by automating the way they communicate with customers or by using different communication methods. For example, in the 1980s enterprises began using computer systems that automated the dialing and distribution of calls and permitted consumers to use self-service options. In the 1990s, email and instant messaging, customer relationship management, or CRM, products and computer-telephony integration broadened the number of ways enterprises could communicate with their customers while attempting to enhance the customer experience through integration of these technologies.

These approaches, however, have generally failed to meet the growing needs and demands of businesses and their customers for several reasons:

•	they tend to automate customer-initiated (inbound) rather than proactive (outbound) communications;

•	they fail to meet individual customer needs because they do not integrate with existing information technology, or IT, systems and do not incorporate specific data on individual customers;

•	they are impersonal and do not intelligently route communications;

•	they lack a unified platform for multi-channel communications;

•	they are costly and lack the ability to scale to meet the needs of large, complex enterprises; and

•	they are exposed to technology risk, requiring costly and timely efforts to upgrade.

Due to the shortcomings of legacy solutions, enterprises are increasingly investing in new technologies and services that enable proactive, actionable, automated customer communications to help strengthen customer loyalty and improve business performance.

Our Solution

Our platform allows us to deliver communications for our customers through multiple channels including voice, email, SMS, pager, web and fax or any combination thereof. Our applications are hosted on our multi-tenant platform which is capable of supporting hundreds of different applications simultaneously and executing millions of automated communications per day. We currently have over 600 applications deployed that result on average in over 3.5 million notifications each business day. Our solutions are:

•

Proactive, Actionable and Revenue Enhancing.    Our solutions enable enterprises to proactively contact customers with important information, improving end-customer satisfaction and helping our customers to meaningfully enhance revenues and reduce costs. For example, our technology platform might send an outbound call or email to notify someone that a flight is delayed. Our applications also incorporate self-service functions that enable customers to act upon the information they receive.

•

Personalized.    Our solutions use sophisticated integration to leverage existing customer data that reside in various IT systems to provide more targeted communications that increase customer response rates and satisfaction.

•	Intelligent. Our on-demand platform provides a flexible architecture that is able to intelligently route information and communications to the appropriate systems or individuals.

•

Fully-Managed.    We offer a full range of managed services that allow us to design, implement and fine-tune our applications and optimize the performance and effectiveness of our customers’ communications initiatives.

•

Scalable for Multi-Channel Communications.    Our platform is designed to scale to meet the communications needs of large and sophisticated enterprises and to allow our customers to deliver communications to individuals through their preferred communication channels.

•

Flexible and Easy to Implement.    Our platform is built using open standards that typically enable it to quickly and seamlessly integrate with our customers’ existing IT systems. Deployment typically occurs in three to six weeks, and in some cases within 24 hours.

•

Less Expensive to Implement and Operate.    We deliver our solution through a fully-managed SaaS model, which limits our customers’ upfront investments and provides them with predictable costs that scale with usage.

•

Less Prone to Obsolescence.    Our on-demand platform allows our customers to immediately receive the benefits of ongoing improvements to our applications without having to invest in new software or implement costly and time consuming system upgrades.

Our Strategy

Our objective is to enhance our market leadership position by:

•	increasing our existing customers’ use of our solutions;

•	selectively targeting new customers within our selected industry sectors while also targeting new industry sectors as our business evolves;

•	leveraging our domain expertise to continuously improve our applications and tailoring our solutions to specific customer needs;

•

bolstering our product leadership position by continuing to develop our technology platform in order to continue to increase the effectiveness of our solutions and extend our competitive advantages; and

•	entering new geographic markets.

Risks Affecting Us

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks include:

•	we have a history of net losses and we may not achieve or sustain profitability in the future;

•	we have substantial customer concentration, and the success of our business depends on customers renewing and expanding their usage of our applications and services;

•	we participate in a new and evolving market, which makes it difficult to evaluate our current business and future prospects;

•	our future success will depend on our ability to develop new applications and services, and if we are unable to do so our revenues may not grow as expected; and

•	defects in our platform, disruptions in our services or errors in execution could diminish demand for our services and subject us to substantial liability.

Company Information

We were incorporated in Washington in January 2000 as Alertonline, Inc. We changed our name to PAR3 Communications Inc. in October 2000 and to Varolii Corporation in March 2007. In December 2005, we acquired EnvoyWorldWide, Inc., a Delaware corporation, which provided enterprise notification services for business continuity and emergency communications. We merged our wholly-owned subsidiary EnvoyWorldWide, Inc. with and into us on December 31, 2006.

Our principal offices are located at 821 2nd Avenue, Suite 1000, Seattle, Washington 98104, and our telephone number is (206) 902-3900. Our world wide web address is http://www.varolii.com. The information found on, or accessible through, our website is not part of this prospectus.

Varolii™, our logo, Varolii Profiles™ and Message MasteringSM are registered trademarks and/or service marks of Varolii. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners. Except where the context requires otherwise, in this prospectus, “Company,” “Varolii,” “we,” “us,” and “our” refer to Varolii Corporation, a Washington corporation.

THE OFFERING

Shares of common stock offered by us	shares

Shares of common stock to be outstanding after this offering	shares

Use of proceeds

We estimate that we will receive net proceeds of approximately $             million from this offering, or approximately $             million if the underwriters exercise in full their option to purchase additional shares, based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, in each case after deducting the underwriting discount and commissions and estimated expenses payable by us. We intend to use approximately $9.0 million of the net proceeds of this offering to repay outstanding indebtedness. The remainder of net proceeds will be used for working capital, capital expenditures and general corporate expenditures. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	VRLI

The number of shares of our common stock outstanding after this offering is based on 108,786,982 shares outstanding as of September 30, 2007. This number does not include:

•

369,028 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007, with a weighted-average exercise price of $1.01 per share, of which warrants to purchase 295,499 shares of common stock with a weighted-average price of approximately $1.09 per share will expire at the closing of this offering, if they have not been previously exercised;

•

373,259 shares of convertible preferred stock issuable upon the exercise of warrants outstanding as of September 30, 2007, with a weighted average price of $0.27 per share, all of which will expire at the closing of this offering, if they have not been previously exercised;

•	24,992,731 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2007, at a weighted average exercise price of $0.44 per share;

•	3,270,221 shares of common stock available for issuance under our 2000 stock option plan as of September 30, 2007; and

•

10,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan and 2,500,000 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan, each of which will become effective at the consummation of this offering and contains a provision that will automatically increase the number of shares reserved under such plan each year.

Except as otherwise noted, all information in this prospectus:

•	a to reverse stock split of our common stock approved by our board of directors on , 2007 to be effected prior to consummation of this offering;

•	reflects the automatic conversion of all our outstanding shares of convertible preferred stock into an aggregate of 93,687,998 shares of common stock effective upon the completion of this offering;

•	assumes no exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize certain consolidated financial data regarding our business and should be read together with our consolidated financial statements and related notes, as well as “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2006 and 2007 and the consolidated balance sheet data as of September 30, 2007 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements contained in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. The pro forma consolidated balance sheet data set forth below give effect to the conversion of all outstanding convertible preferred stock into common stock, including the resulting reclassification of the convertible preferred stock warrant liability to common stock upon the completion of this offering. The pro forma as adjusted consolidated balance sheet data set forth below further give effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the underwriting discount and commissions and estimated offering expenses payable by us and the application of the net proceeds from such sale. Our historical results are not necessarily indicative of the results to be expected in any future period, and interim results are not necessarily indicative of the results to be expected for the full year.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(Dollars in thousands, except per share data)
Consolidated Statements of Operations Data (1):
Revenues	$16,192	$29,738	$50,914	$36,457	$49,219

Operating expenses (2):
Cost of operations and support (exclusive of amortization of intangible assets)	4,285	7,792	14,711	10,238	15,721
Cost of services	1,484	3,526	8,150	6,310	7,055
Engineering and product development	2,066	4,276	7,408	5,351	8,732
Sales and marketing	6,367	10,569	16,228	12,223	13,752
General and administrative	2,474	3,678	7,202	5,247	6,875
Amortization of intangible assets	—	85	1,254	940	940

Total operating expenses	16,676	29,926	54,953	40,309	53,075

Loss from operations	(484)	(188)	(4,039)	(3,852)	(3,856)

Other income (expense):
Interest income	81	163	136	101	185
Interest expense	(138)	(198)	(576)	(361)	(720)
Change in fair value of convertible preferred stock warrant liability (3)	—	(35)	(521)	(391)	(169)
Other, net	—	(29)	5	5	—

Total other expense, net	(57)	(99)	(956)	(646)	(704)

Net loss before cumulative change in accounting principle	(541)	(287)	(4,995)	(4,498)	(4,560)
Cumulative change in accounting principle	—	(203)	—	—	—

Net loss	$(541)	$(490)	$(4,995)	$(4,498)	$(4,560)

Net loss per common share, basic and diluted	$(0.06)	$(0.05)	$(0.51)	$(0.46)	$(0.39)
Shares used in computing basic and diluted net loss per common share	9,302,972	9,304,327	9,872,180	9,751,872	11,578,518
Pro forma net loss per common share, basic and diluted (unaudited) (4)			$(0.04)		$(0.04)
Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			103,186,919		104,920,602

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands)
Consolidated balance sheet data (5):
Cash and cash equivalents	$1,211	$1,211	$
Working capital	(2,169)	(2,169)
Total assets	40,742	40,742
Convertible preferred stock warrant liability	570	—
Total indebtedness, including current portion	10,266	10,266
Convertible preferred stock	42,565	—
Common stock and additional paid-in capital	1,545	44,680
Total shareholders’ equity (deficit)	(31,859)	11,276

(1)	On December 6, 2005, we acquired EnvoyWorldWide, Inc., a provider of notification services for business continuity and emergency communications. Our revenues include approximately $10.0 million for the year ended December 31, 2006 and approximately $521,000 for the year ended December 31, 2005 related to Envoy.

(2)	Includes stock-based compensation expense as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(In thousands)
Cost of operations and support	$—	$—	$12	$9	$27
Cost of services	—	—	62	36	92
Engineering and product development	—	—	39	28	84
Sales and marketing	—	—	35	23	117
General and administrative	—	—	16	9	415

Total stock-based compensation	$—	$—	$164	$105	$735

(3)	The warrant expenses related to the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 are non-cash charges reflecting changes in the fair value of our outstanding warrants to purchase convertible preferred stock during these periods. These changes in fair value were recorded in accordance with Financial Accounting Standards Board Staff Position No. 150-5, which we adopted as of July 1, 2005. We may incur warrant charges reflecting changes in the fair value of these warrants in future periods prior to the completion of this offering. Upon completion of this offering, however, these warrants will become exercisable for common stock and no further charges will be made to adjust for changes in the fair value of the warrants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Convertible Preferred Stock Warrants” and notes 2 and 11 to our consolidated financial statements.

In the nine months ended September 30, 2007, we recorded a charge of $346,000 to reflect the change in the fair value of our convertible preferred stock warrants as compared to a charge of $391,000 for the same period in 2006. In August 2007, the convertible preferred stock warrants related to our Series A and B preferred stock expired. This resulted in a reduction of $177,000 to the recorded liability with a corresponding decrease to the charge for the nine-months ended September 30, 2007.

(4)	See note 2 to our consolidated financial statements for a description of the method used to compute pro forma basic and diluted net loss per common share. Pro forma basic and diluted net loss per common share has been computed to give effect to the assumed conversion of convertible preferred stock as though the conversion had occurred on the original date of issuance.

(5)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, working capital, total assets, common stock and additional paid-in capital and total shareholders’ deficit by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets, common stock and additional paid-in capital and total shareholders’ deficit by approximately $ million, assuming that the initial public offering price remains the same, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and all of the other information contained in this prospectus before deciding whether to purchase our common stock. The market price of our common stock could decline due to any of these risks and uncertainties, and you might lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

We have a history of net losses and we may not achieve or sustain profitability in the future.

We experienced net losses of $490,000, $5.0 million and $4.6 million for the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2007, respectively. As of September 30, 2007, our accumulated deficit was approximately $33.4 million. We expect to continue to make significant expenditures related to the development and expansion of our business. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and other unforeseen circumstances. Although our revenues have grown in recent periods, this growth may be unsustainable and, as a result, we may not achieve sufficient revenues to achieve profitability and, if achieved, maintain profitability. Accordingly, we may continue to incur significant losses for the foreseeable future which could materially and adversely affect our financial condition and the market price for our common stock.

Our quarterly operating results can be difficult to predict and can fluctuate substantially, which could result in volatility in the price of our common stock.

Our quarterly revenues and other operating results have varied in the past and are likely to continue to vary significantly from quarter to quarter. Our agreements with customers provide for minimum required monthly levels of usage or payments, and our revenues therefore can and do fluctuate from quarter to quarter based on the actual usage of our services as minimum usage levels are exceeded. Quarterly fluctuations in our operating results also might be due to numerous other factors, including, but not limited to:

•	the financial condition and business success of our customers;

•	purchasing and budgeting cycles of our customers as well as seasonality for certain of our customers;

•	timing of development, introduction and acceptance of new applications, services or enhancements by us or our competitors;

•	timing of our customers’ communications initiatives;

•	our ability to continue to broaden the deployment throughout, and increase the usage of our applications by, our existing customers;

•	technical difficulties or interruptions in our services;

•	telecommunications and internet disruptions;

•	our ability to attract new customers and the length of our sales cycle;

•	changes in our pricing policies or the pricing policies of our competitors;

•	competition, including our customers’ ability to meet their communication requirement internally, entry into the market in which we compete by new competitors or new offerings by existing competitors;

•	our ability to hire, train and retain sufficient sales, engineering, service and support and other personnel;

•	severe weather conditions and other catastrophic events;

•	our ability to adjust expenses to match revenues; and

•	general economic and financial market conditions.

Many of these factors are beyond our control, and the occurrence of one or more of them could cause our operating results to vary widely. Because of quarterly fluctuations, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. You should not rely on the results of one quarter as an indication of future performance.

We may fail to forecast accurately the behavior of existing and potential customers for our solutions. Many of our expense levels are based, in significant part, on our expectations as to future revenues and are largely fixed in the short term. As a result, we could be unable to adjust spending in a timely manner to compensate for any unexpected decline in revenues. We intend to increase our operating expenses as we expand our engineering, customer service and support, sales and marketing and administrative organizations. If we incorrectly time these increases or if we experience an unexpected delay in the rate at which personnel become productive or customers respond to our initiatives, our operating results could be materially and adversely affected.

Our largest customers account for a substantial portion of our revenues and the loss of any key customer could materially harm our business.

We currently derive a significant portion of our revenues from our largest customers. For the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, Bank of America and its affiliates, our largest customer, accounted for approximately 22%, 25%, 11% and 11% of our revenues, respectively; our five largest customers accounted for approximately 71%, 57%, 39% and 35% of our revenues, respectively; and our 20 largest customers, accounted for approximately 96%, 87%, 70% and 69% of our revenues, respectively. We expect that sales to a limited number of customers will continue to account for a significant portion of our revenues for the next several years. The concentration of our business with a small number of customers means that the loss of a few major customers or any concurrent reduction in the use of our solutions by these major customers could reduce our revenues and materially and adversely affect our results of operations.

Our business depends substantially on our existing customers renewing and expanding their usage of our applications and services. Any decline in our customer renewals and expansions would harm our future operating results.

The growth of our business depends on our ability to renew agreements with existing customers and to sell additional applications and increase the volume of usage. However, our customers have no obligation to renew their agreements after their initial term and, even if agreements are renewed, our customers may not purchase additional applications or higher levels of services or increase their level of usage. Moreover, in some circumstances, our customers have the right to cancel their service agreements before they expire. Our customers’ renewal rates may decline or fluctuate because of several factors, including their satisfaction or dissatisfaction with our solutions, the prices of our solutions, the prices of services offered by our competitors or reductions in our customers’ spending levels. If our customers cancel their agreements with us, do not renew their agreements, renew on terms less favorable to us or do not purchase additional applications or usage volume, our operating results would be adversely affected.

Many of our customers are price sensitive and if the prices we charge for our solutions are unacceptable, our operating results will be harmed.

Many of our customers are price sensitive and we have limited experience with respect to determining the appropriate prices for our solutions. As the market for our solutions matures, or as competitors introduce new products or services that compete with ours, we may be unable to renew our agreements with existing customers or attract new customers at the same price or on other terms and conditions previously agreed to. As a result, it is possible that competitive dynamics in our market may require us to change our pricing model or reduce our prices, which could harm our operating results.

Prospective customers, especially large enterprise customers, may require extensive integration services in order to take advantage of our applications which may be costly and take longer to install than the services of some of our competitors. In addition, prospective customers may request customized features and functions unique to their business processes, which may be more expensive than our agreements provided for. If prospective customers perceive our solutions to be too expensive or time consuming, our results of operations and prospects may be adversely affected.

We participate in a new and evolving market, which makes it difficult to evaluate our current business and future prospects. If the market for customer communication services does not develop as we anticipate, our revenues would decline or fail to grow and we could incur operating losses.

We derive, and expect to continue to derive for the foreseeable future, all of our revenues by providing communications solutions to businesses, government entities and other organizations. Due to advances in technology, the market for solutions like ours continues to evolve, and it is uncertain whether our applications and services will achieve and sustain high levels of demand and market acceptance.

In addition, many companies have invested substantial effort and financial resources to integrate traditional enterprise software into their businesses and may be reluctant or unwilling to switch to a different application or migrate these applications to offerings such as ours. Other factors that may affect market acceptance of our applications and services include, but are not limited to, the following:

•	the security capabilities, reliability and availability of on-demand products and services;

•	customer concerns with entrusting a third party to store and process their data, especially confidential or sensitive data such as financial or medical information;

•	our ability to minimize the time and resources required to implement our applications and services;

•	our ability to maintain high levels of customer satisfaction;

•	our ability to implement upgrades and other changes to our software without disrupting our services;

•	the level of customization or configuration we offer;

•	our ability to provide rapid response time during periods of intense customer activity; and

•	the price, performance and availability of competing products and services.

If organizations do not perceive the potential and relative benefits of our applications and services or believe that other products and services (including those that are internally developed) offer a better value, the market for our solutions might not continue to develop or might develop more slowly than we expect, either of which would significantly adversely affect our business, financial condition and operating results. The market for products and services like ours is developing and the manner of its development is difficult to predict. We could make errors in predicting and reacting to relevant business trends, which could harm our operating results. Further, since it is difficult to predict with any assurance the future growth rate and size of this market, our ability to accurately evaluate our future prospects and forecast quarterly or annual performance is constrained.

If we are unable to develop new applications or services, our revenues will not grow as expected.

Our ability to attract new customers and to increase revenues from existing customers will depend in large part on our ability to enhance and improve our existing applications and to introduce new applications and services. The success of any enhancement or new application or service depends on several factors, including the timely completion, introduction and market acceptance of the enhancement, application or service. Our applications and services are technologically sophisticated and require significant resources to develop. Any new applications or services we develop or acquire may not be introduced in a timely or cost-effective manner. If we are unable to successfully develop or acquire new applications or services, or enhance our existing applications and services to meet customer requirements, our revenues will not grow as expected.

Defects in our platform, disruptions in our services or errors in execution could diminish demand for our solutions and subject us to substantial liability.

Our platform is complex and incorporates a variety of hardware and proprietary and licensed software. Web-based services such as ours frequently experience disruptions from undetected defects when first introduced or when new versions, applications or enhancements are released. From time to time, we have found and corrected defects in our platform. Other defects in our platform, or defects in new features, complementary services or upgrades released in the future, could result in service disruptions for one or more customers. Because customers use our applications and services for critical business processes, any defect in our platform, any disruption in our applications and services or any error in execution could cause existing or potential customers not to use our solutions, could harm our reputation, and could subject us to litigation and significant liability for damage to our customers’ businesses.

Customers use our solutions to assist them in creating and managing customer communications initiatives with their end users. In order for a customer communications initiative to be executed successfully, our support professionals and engineers must correctly design, implement, test and deploy these applications. The performance of these tasks can require significant skill and effort, and may result in errors that adversely affect a customer’s communications initiatives.

The insurers under our existing liability insurance policy could deny coverage of a future claim that results from an error or defect in our platform or a resulting disruption in our applications and services, or our existing liability insurance might not be adequate to cover all of the damages and other costs of such a claim. Moreover, we cannot be certain that our current liability insurance coverage will continue to be available to us on acceptable terms or at all. The successful assertion against us of one or more large claims that exceeds our insurance coverage, or changes in our liability insurance policy, including an increase in premiums or imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and operating results. Even if we succeed in litigation with respect to a claim or settle a claim with proceeds received from our insurers, we are likely to incur substantial costs and our management’s attention will be diverted from our operations.

Actual or perceived breaches of our security measures could diminish demand for our solutions and subject us to substantial liability.

We store and use our customers’ proprietary information, including confidential information about their end customers. Web-based services such as ours are particularly vulnerable to security breaches by third parties. Breaches of our security measures also might result from employee error or malfeasance or other causes. In the event of a security breach, a third party could obtain unauthorized access to our customers’ customer information and other data. Techniques used to obtain unauthorized access or to sabotage systems change frequently, and they typically are not recognized until after they have been launched against a target. As a result, we could be unable to anticipate or implement adequate preventative measures against these techniques. Because of the increasing importance of data security, any actual or perceived breach of our security measures could cause existing or potential customers not to use our solutions, could harm our reputation, and could subject us to litigation and significant liability for damage to our customers’ businesses.

We provide service level commitments to our customers, which could cause us to issue credits for future services if the committed service levels are not met for a given period which could adversely affect our reputation and revenues.

A majority of our customer agreements have service level commitments that require us to guarantee the availability of our applications and services for defined periods of time and/or maintain levels of performance and permit customers to receive service credits, or to terminate their agreements, if we fail to meet those standards. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our applications and services, we may be contractually obligated to provide these customers with credits for future services or customers may terminate their agreements. Our ability to meet these service level commitments may be affected by factors which we can not control, such as delays or interruptions resulting from earthquakes, hurricanes, floods, fires, terrorist attacks, power losses, telecommunication failures and similar events. Our reputation and revenues could be significantly reduced if we suffer unscheduled downtime that exceeds the allowed downtimes under our agreements with these customers. We do not currently have any reserves on our balance sheet for these commitments. Any extended service outages could harm our reputation, revenues and operating results.

We face intense competition, and our failure to compete successfully would make it difficult for us to add and retain customers and would impede the growth of our business.

Our future success will depend in part upon our ability to increase our share of the customer communication market, to maintain and increase our recurring revenues from existing and new customers and to sell additional existing applications and services and new applications and services to existing and new customers. Our market is intensely competitive, rapidly changing and fragmented. It is subject to rapidly developing technology, shifting customer requirements, frequent introductions of new services and increased marketing activities of industry participants. Increased competition could result in pricing pressure and reduced sales leaving us with lower margins, and could prevent our applications and services from achieving or maintaining broad market acceptance.

Currently, we principally compete with the internal information technology departments of our customers who develop and maintain solutions in-house. Often we compete to sell our solutions against existing systems in which our potential customers have already made significant investments to develop and install and as a result may be less inclined to use our applications. We also face competition from other vendors, who tend to be confined within certain specific industry sectors or offer broad product suites in which customer communications is a small component.

The market in which we compete is evolving, and some of our competitors have significantly greater financial, technical, marketing, service and other resources than we have. Moreover, we believe it is likely that some of our existing competitors may consolidate or be acquired and as a result have more resources available to them. Competitors with greater financial resources might be able to offer lower prices, additional products or services, or other incentives that we cannot match or offer. These competitors could be in a stronger position to respond quickly to new technologies and could be able to undertake more extensive marketing campaigns. We believe that existing competitors and new market entrants will continue to develop solutions that will compete with our applications. If we are unable to compete effectively, it will be difficult for us to retain and add customers and our business, financial condition and operating results will be seriously harmed.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We have experienced rapid growth in recent periods. We have increased our number of employees from 82 at December 31, 2004 to 276 at September 30, 2007 and have increased our revenues from $16.2 million in 2004 to $50.9 million in 2006. Our expansion has placed, and our anticipated growth may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations as we prepare to be a public company. We may expand our operations internationally. Creating an international organization and managing a geographically dispersed workforce will require substantial management effort and significant additional investment in our infrastructure. To manage our growth, we will need to continue to improve our operational, financial and management processes and controls and reporting systems and procedures. This effort may require us to make significant capital expenditures or to incur significant expenses, and may divert the attention of our personnel from our core business operations, any of which may adversely affect our financial performance. If we fail to successfully manage our growth, our business, operating results and financial condition will be adversely affected.

If we fail to retain our chief executive officer, chief technology officer and other key executives and personnel, our business would be harmed and we might not be able to implement our business plan successfully.

Our future success depends upon the continued service of our executive officers and other key sales, marketing, service, engineering and technical staff. In particular, each of Nicholas Tiliacos, our chief executive officer and president, and Scott Sikora, our chief technology officer, is critical to the management of our business and operations. All of our executive officers are employed on an at-will basis and can cease their employment with us at any time with no advance notice. We do not maintain key person life insurance on any of our employees. We depend on our executive officers and other key personnel, and the loss of them would harm our operations and could prevent us from successfully implementing our business plan.

In the past year, we hired three new executive officers: John Flavio, our chief financial officer, Jeffrey Read, our executive vice president of sales, marketing and business development, and Jean Francois Thions, our executive vice president of professional services, technology and business operations. Due to the limited employment history of these individuals with us, we can not assure you that these new senior executives will successfully work with our company or other senior management personnel, and, if they fail to do so, that it would not adversely impact our business, financial condition and results of operations.

Because competition for employees in our industry is intense, we might not be able to attract and retain the highly skilled employees we need to execute our business plan.

To continue to execute our business plan, we must attract and retain highly qualified senior sales executives and senior engineers, the competition for which is particularly intense. We have experienced from time to time in the past, and expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. For example, we are highly dependent on our direct sales force to obtain renewals at higher levels of service from our existing customers and to generate new customers. New hires require significant training and typically take more than a year before they achieve full productivity. Our recent and planned hires might not achieve full productivity as quickly as intended, or at all. If we fail to hire, successfully train or retain sufficient numbers of direct sales personnel, we will be unable to increase our revenues and the growth of our business will be impeded.

Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in technology-based industries, job candidates often consider the number and value of the stock options they are to receive in connection with their employment. The requirement to expense stock options could discourage us from granting the size or type of stock options awards that job candidates require to join our company. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business plan and future growth prospects could be severely harmed.

Interruptions or delays in services from our key vendors would impair the delivery of our on-demand services and could substantially harm our business and operating results.

We rely in large part upon a combination of hosting providers, telecommunications carriers and data carriers to deliver our applications and services. We serve our customers from third party data center facilities in Seattle, Washington, Denver, Colorado, Chicago, Illinois and Watertown, Massachusetts. Our agreements with these data center facilities automatically renew annually unless either party provides a termination notice within a set period prior to the expiration of the then-current term. If these agreements are not renewed on commercially reasonable terms, we may be forced to incur significant expenses to relocate a data center or agree to the terms demanded by the hosting provider, either of which could harm our business, financial position and operating results.

We deliver notifications through a mix of telecommunications and data carriers. We rely on these carriers to handle millions of customer contacts each day. We have contracts with these carriers that can be terminated by either party at the end of the contract term upon written notice delivered by either party within a specified number of days before the end of the term. If any such contract is terminated, we might be unable to obtain pricing on similar terms from another carrier, which would affect our operating results.

Our hosting facilities and our carriers’ infrastructures are vulnerable to damage or interruption from floods, earthquakes, fires and similar natural events, as well as acts of terrorism, break-ins, sabotage, intentional acts of vandalism and similar misconduct. The occurrence of such a natural disaster or misconduct, a loss of power, a decision by either of our hosting providers to close the facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions in our services. Any interruption or delay in our services, even if for a limited time, could have an adverse effect on our business, financial condition and operating results.

If we are unable to protect our intellectual property rights, we would be unable to protect our proprietary technology and our brand.

If we fail to protect our intellectual property rights adequately, our competitors could gain access to our technology and our business could be harmed. We rely on patent, trade secret, copyright and trademark laws, and confidentiality and assignment of invention agreements with employees and third parties, all of which offer only limited protection. The steps we have taken to protect our intellectual property might not prevent misappropriation of our proprietary rights. We have only five issued patents, eight patent applications pending in the United States and five foreign patent applications. Our issued patents and any patents issued in the future, may not provide us with any competitive advantages or may be successfully challenged by third parties. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in other countries are uncertain and might afford little or no effective protection of our proprietary technology. Consequently, we could be unable to prevent our intellectual property rights from being exploited abroad, which could diminish international sales or require costly efforts to protect our technology. Policing the unauthorized use of intellectual property rights is expensive, difficult and, in some cases, impossible. Litigation could be necessary to enforce or defend our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, despite our efforts, we might not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Our development efforts could be constrained by the intellectual property of others, and we could be subject to claims of intellectual property infringement, which could be costly and time-consuming.

Our industry is characterized by the existence of a large number of patents, trademarks and copyrights, and by litigation based upon allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property claims against us grows. For example, we are aware that one of our competitors recently received correspondence from a third party alleging that the right party connect service it provides to its customers infringes such third party’s patent rights. Although this third party withdrew its patent infringement claims and covenanted not to sue our competitor on its issued patents, we could be subject to similar claims. Any intellectual property rights claim, with or without merit, could be expensive to litigate or settle and could divert management resources and attention.

We might not prevail in any future intellectual property infringement litigation given the complex technical issues and inherent uncertainties in litigation. Any claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause product development delays, or require us to enter into royalty or licensing agreements. If our applications or services violate any third-party proprietary rights, we could be required to re-engineer our applications or services or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to re-engineer our applications and services, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition and operating results. Furthermore most of our services agreements require us to indemnify our customers for third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. These types of claims could harm our relationships with our customers, may deter future customers from subscribing to our services or could expose us to litigation with respect to these claims.

In addition, our platform incorporates open source software components that are licensed to us under various public domain licenses. While we believe we have complied with our obligations under the various applicable licenses for open source software that we use, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses and therefore the potential impact of such terms on our business is somewhat unknown.

Our platform relies on technology licensed from third parties, and our inability to maintain licenses of this technology on similar terms or errors in the licensed technology could result in increased costs or impair the implementation or functionality of our solutions, which would adversely affect our business and operating results.

We rely on platform technology licensed from third parties to provide our customer communications. For example, we use Java, the JBoss application server, Nuance text-to-speech and automated speech recognition software, Oracle and Microsoft SQL Server database. The software runs on a combination of Linux, Microsoft Windows and Sun servers. We anticipate that we will need to continue to license technology from third parties in the future. There might not always be commercially reasonable software alternatives to the third- party software that we currently license. Any such software alternatives could be more difficult or costly to replace than the third-party software we currently license, and integration of that software into our platform could require significant work and substantial time and resources. Any undetected errors in the software we license could prevent the implementation of our applications and services, impair the functionality of our solutions, delay or prevent the release of new features, complementary services or upgrades and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which might not be available on commercially reasonable terms or at all.

Any expansion of our business into foreign markets would expose us to additional business risks, and failure to manage those risks could adversely affect our business and operating results.

To date, we have focused our sales and marketing efforts principally on organizations located in the United States. Organizations in the United States accounted for substantially all of our revenues in each of years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007. One of our growth strategies is to commence operations in one or more foreign countries. Operating internationally requires significant resources and management attention and will subject us to regulatory, economic and political risks that are different from those in the United States and with which we are unfamiliar. Because of our limited experience with international operations, we cannot be certain that any international expansion efforts will be successful. In addition, we will face risks of doing business internationally that could adversely affect our business, including:

•	differing technical and certification requirements outside the United States;

•	difficulties and costs associated with staffing and managing foreign operations;

•	changes in regulatory requirements;

•	difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions;

•	the need to adapt our applications for specific countries and languages;

•	more limited protection for intellectual property rights in some countries;

•	adverse tax consequences;

•	fluctuations in currency exchange rates;

•	restrictions on the transfer of funds; and

•	new and different sources of competition.

Our failure to manage any of these risks successfully could harm the future growth of our business and adversely affect our operating results. Any expansion of our international operations could require a substantial financial investment and significant management efforts.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial reports could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.

Prior to this offering, we have been a private company and have not filed reports with the SEC. We will become subject to the public reporting requirements of the Securities Exchange Act of 1934 upon the completion of this offering. As a public reporting company we will be required, among other things, to maintain a system of effective internal controls over financial reporting. We produce our consolidated financial statements in accordance with the requirements of generally accepted accounting principles in the United States, or U.S. GAAP, but our internal controls may not currently meet all of the standards applicable to companies with publicly traded securities.

We are in the process of enhancing our billing system and general ledger. Additionally, we are in the process of documenting, evaluating and adjusting certain of our internal control processes and systems, including among others, processes and controls over our billing system, information technology security and access controls, general accounting and financial reporting. Improvements in our internal control processes and systems can only be accomplished over time, and our initiatives ultimately may not result in an effective internal control environment.

Effective internal controls are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. As a public company, we will be required to evaluate periodically the effectiveness of the design and operation of our internal controls over financial reporting. These evaluations may result in the conclusion that enhancements, modifications or changes to our internal controls are necessary or desirable. Although we have begun recruiting additional finance and accounting personnel with public company experience, we will need to hire additional personnel to meet these requirements. Our ability to hire and retain qualified personnel may affect our ability to meet these requirements.

While management evaluates the effectiveness of our internal controls on a regular basis, these controls may not always be effective. There are inherent limitations on the effectiveness of internal controls including, but not limited to, collusion, management override, and failure of human judgment. Because of these limitations, control procedures are designed to reduce rather than eliminate business risks. If we fail to maintain an effective system of internal controls or if management or our independent registered public accounting firm were to discover material weaknesses in our internal controls, we may be unable to produce timely, reliable financial reports or prevent fraud and it could harm our financial condition and results of operations and result in loss of investor confidence and a decline in our stock price.

Our operating results may be harmed if we are required to collect sales or other taxes for our services, which we have not historically done.

We do not currently collect sales or other taxes related to the services we provide to our customers. We are currently evaluating whether our services are taxable in the states in which we do business. As part of this ongoing evaluation, we have identified certain jurisdictions where our activities may require us to collect sales tax and we have recorded a liability for those states where we believe it is probable that we have incurred this obligation. One or more states may seek to impose sales or other tax collection obligations on us in the future, including for past sales by us, and the amount we have recorded and may record in the future may be inadequate to satisfy this obligation. A successful assertion that we should be collecting sales or other taxes on our services could result in substantial tax liabilities for past sales, discourage customers from purchasing our applications and services or otherwise harm our business and operating results.

We could be subject to penalties and damages if we or our customers violate federal or state telemarketing restrictions, which could harm our financial position and operating results.

The use of our applications and services for marketing communications is affected by extensive federal and state telemarketing regulation in the United States. Both the Federal Trade Commission, or FTC, and the Federal Communications Commission, or FCC, regulate interstate telephone sales calling activities under the provisions of the Telemarketing and Consumer Fraud and Abuse Prevention Act and the Telephone Consumer Protection Act, and FTC and FCC telemarketing regulations that have been promulgated under the authority of these two acts. These U.S. federal regulations restrict the circumstances, timing, content and manner of telemarketing calls, text messages and facsimile communications. The restrictions include the use of automated dialing systems, predictive dialing techniques and artificial or prerecorded voice messages and facsimile advertisements and contact with wireless telephone numbers. Other U.S. federal regulations which may affect our business include regulations relating to restrictions on artificial and prerecorded messages in connection with the debt collection industry and the use of email or text messages sent for the purpose of advertising the sale of goods and services.

In addition to extensive U.S. federal telemarketing regulations, many states have also enacted prohibitions or restrictions on telemarketing calls into their states, specifically covering the use of automatic dialing systems, predictive dialing techniques and email or text messages and regulations relating to the debt collection industry. Some of those state requirements are more stringent than the comparable federal requirements. To the extent our customers are unable to use our applications and services because of these regulatory restrictions, our applications and services will be less useful to them. For a further description of some of the government regulations that may affect our business operations, see “Business—Government Regulation.”

Our agreements with our customers require them to comply with the regulations in this area. Nevertheless, if customers use our applications and services in a manner that violates any of these federal or state laws, federal or state authorities may seek to subject us to regulatory fines or other penalties, even if the violation did not result from a failure of our applications and services. Further, if because of a technical failure in our platform, we fail to comply with any applicable federal and state regulations, we may be subject to substantial regulatory fines or other penalties as well as contractual claims by customers for damages. Any of these events could harm our business, reputation, financial position and operating results.

Our failure to comply with numerous and overlapping information security and privacy requirements could subject us to fines and other penalties as well as claims by our customers for damages, any of which could harm our reputation and business.

Our collection and use of personal information are affected by numerous privacy, security and data protection regulations. These regulations include the FTC’s Gramm-Leach-Bliley Privacy and Safeguard Rules, which restrict disclosures of non-public, personal, consumer information received by our financial institution customers and limit uses of such information to prescribed purposes that are disclosed to consumers, and the Fair Credit Reporting Act, which defines permissible uses of consumer information furnished to or obtained from consumer credit reporting agencies. In addition, many jurisdictions, including the majority of states, have data security laws, including laws requiring notification of the affected consumers and regulatory authorities when data security has been breached. These other regulations include those implementing the federal Health Insurance Portability and Accountability Act, or HIPAA, which regulates the maintenance, use and disclosure of protected health information by certain health care-related entities. Some of these laws are inconsistent with one another, and it may be difficult or impossible to comply with all of them.

Further, where we record certain of our calls for quality assurance or other purposes, we must comply with state laws that require both parties to consent to such recording. These laws apply inconsistent standards defining what type of consent is required. For a further description of some of the government regulations that may affect our business operations, see “Business — Government Regulation.”

In some cases our contracts with our customers expressly require us to comply with some or all of these regulations. Compliance can be costly, and our failure to satisfy these requirements or any violations of these regulations could lead to regulatory fines or other penalties, criminal liability, or claims by our customers for damages. These could hurt our reputation or harm our business, financial position and operating results. In addition, we rely on our customers’ assurances that any information we are contractually required to provide them is used for permissible purposes, but we cannot be certain that our customers comply with these restrictions. We could incur costs or could be subject to fines or other penalties if the applicable government entity determines that we have mishandled protected information including failure to properly dispose of such information.

In addition, if we experience a breach of data security, we could be subject to costly legal proceedings that could lead to civil damages, fines or other penalties as well as claims by customers or third parties for damages. We or our customers could be required to report such breaches to affected consumers or regulatory authorities, leading to disclosures that could damage our reputation or harm our business, financial position and operating results as well as lead to contract claims or other claims by customers or third parties for damages.

Some foreign information security and privacy laws, including some in Canada and the European Union, may also apply to our services. These foreign laws may make it difficult to serve foreign customers because of the restrictions they place on the communication of personal data between countries and the handling of personal data. We intend to expand our operations outside the United States, and any country in which we commence or expand our operations may have laws or regulations comparable to or more stringent than those affecting our domestic business. In addition, it may be impossible for us to comply with the different data protection regulations that affect us in different jurisdictions. Such conflicts could subject us and our customers to costs, liabilities or negative publicity that could impair our ability to expand our operations into some countries and therefore limit our future growth.

We derive a significant portion of our revenues from the sale of our solutions for use in the debt collections process, and our business and operating results could be substantially harmed if new U.S. federal and state laws or regulatory interpretations in one or more jurisdictions either make our solutions unavailable or less attractive for use in the collections process or expose us to regulation as a debt collector.

Our customers’ use of our applications and services for debt collections processes is affected by an array of complex federal and state laws and regulations. For example, the U.S. Fair Debt Collection Practices Act, or FDCPA, limits debt collection communications by customers in the collection agencies industry, including third parties retained by creditors. In addition, many states impose additional requirements on debt collection communications, including limits on the frequency of debt collection calls, and some of those requirements may be more stringent than the comparable federal requirements. Moreover, regulations governing debt collection calls are subject to changing interpretations that may be inconsistent among different jurisdictions. If customers use our applications and services in violation of limits on the content, timing and frequency of their debt collection communications, we could be subject to claims by debtors that result in costly legal proceedings and that lead to civil damages, fines or other penalties.

We provide collection services to creditors and debt collectors, but we do not believe that we are a debt collector for purposes of these U.S. federal or state regulations. An allegation by one or more jurisdictions that we are a debt collector for purposes of their regulations could cause existing or potential customers not to use our solutions, harm our reputation, subject us to administrative proceedings, or result in our incurring significant legal fees and other costs. If it were to be determined that we are a debt collector for purposes of the regulations of one or more jurisdictions, we could be exposed to government enforcement actions and regulatory penalties and would be subject to additional rules, including licensing and bonding requirements. The costs of complying with these rules could be substantial, and we might be unable to continue to offer our solutions for debt collection communications in those jurisdictions, which would have a material adverse effect on our business, financial condition and operating results.

Risks Related to this Offering and Ownership of Our Common Stock

An active, liquid or orderly trading market for our common stock may not develop and you may not be able to resell your shares at or above the initial public offering price.

There has not been a public trading market for shares of our common stock prior to this offering. An active trading market may not develop or be sustained after this offering. If an active trading market in shares of our common stock does not develop, you may have difficultly selling any of the shares that you buy. The initial public offering price for the shares of common stock sold in this offering will be determined by negotiations between us and representatives of the underwriters. This price may not be indicative of the price at which our common stock will trade after this offering. If you purchase shares of our stock in this offering, you may not be able to resell those shares at or above the initial public offering price.

Our stock price may be volatile and the value of your investment may decline significantly.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this section of this prospectus, and other factors beyond our control, such as:

•	fluctuations in the market valuation of companies perceived by investors to be comparable to us;

•	changes in financial estimates by us or any research analysts who might cover our stock, or the failure to meet the estimates made by securities analysts;

•	publication of unfavorable research reports about us or our industry or withdrawal of research reports by research analysts;

•	regulatory developments in the United States, foreign countries or both;

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape generally; and

•	the departure of key personnel.

Furthermore, the stock market in general and the market for the equity securities of technology companies in particular have experienced price and volume fluctuations that are unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions, may negatively affect the market price of our common stock.

In addition, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

In order to comply with the additional laws and regulations regarding corporate governance and public disclosure for public companies, our legal and accounting expenses and the demands upon management will increase substantially and we may not be able to attract and retain qualified individuals to serve on our board or as our officers.

Pursuant to Section 404 of the Sarbanes-Oxley Act, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2008, we will be required to furnish a report by our management on our internal control over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our independent registered public accountants have issued an opinion on the effectiveness of our internal control over financial reporting. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2008 (or if our independent registered public accountants are unable to issue an opinion on the effectiveness of the Company’s internal control over financial reporting), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our share price.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act and rules implemented by the SEC, the Public Company Accounting Oversight Board and the NASDAQ Global Market have required changes in the corporate governance, compliance and financial reporting practices of public companies. As a result of these requirements, our legal and accounting compliance expenses, including expenses required in order to comply with the requirements under Section 404 of the Sarbanes-Oxley Act, and the demands on our management’s time will increase substantially. We are unable to currently estimate these costs with any degree of certainty and if they are greater than we currently expect, our operating results could be harmed. In addition, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage than used to be available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers which could adversely effect our ability to comply with SEC and NASDAQ Global Market director independence requirements.

Our principal shareholders, executive officers and directors own a significant percentage of our stock and will continue to have significant control of our management and affairs after the offering, and they can take actions that may be against your best interests.

Following the completion of this offering, our executive officers and directors, and entities that are affiliated with them, will beneficially own an aggregate of approximately         % of our outstanding common stock, or     % if the underwriters exercise in full their option to purchase additional shares. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling shareholders. For example, these shareholders, acting together, will have a significant influence over our management and affairs and may exert a controlling influence over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing attempts by our shareholders to replace or remove members of our board of directors or transactions that may result in a change of control, even if such actions would benefit our other shareholders.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of additional equity securities.

Based on the number of shares of common stock outstanding as of September 30, 2007, and, assuming no exercise of outstanding options or warrants, upon completion of this offering, we will have              outstanding shares of common stock, or              shares if the underwriters exercise in full their option to purchase additional shares. The              shares sold pursuant to this offering will be immediately tradable without restriction. Of the remaining shares:

•	no shares will be eligible for sale immediately upon completion of this offering;

•	approximately 22,099,601 shares will be eligible for sale upon the expiration of lock-up agreements; and

•

the remaining shares will be eligible for sale from time to time subject to holding period, volume and other restrictions of Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or Securities Act.

Lehman Brothers Inc. and J.P. Morgan Securities Inc. may, in their sole discretion and at any time without prior notice, release all or any portion of the securities subject to lock-up agreement.

Certain parties to our investors’ rights agreement, who as of September 30, 2007 held 101,337,998 shares of common stock, will be entitled to demand that we register the offer and sale of such shares. Subject to the restrictions contained in the lock-up agreements, such holders may exercise those rights beginning 180 days after the date of this prospectus. In addition, upon the exercise of outstanding options, certain of our founders will be entitled to registration rights with respect to the shares of common stock underlying those options. See “Description of Capital Stock — Registration Rights.” Furthermore, shortly following this offering, we intend to register the offer and sale of approximately 24,773,981 shares of common stock that have been issued or reserved for future issuance under our stock incentive plans.

Our management has broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively.

Our management will have broad discretion in the application of the net proceeds of this offering. Other than the anticipated repayment of debt, we cannot specify with certainty how we will apply the remaining net proceeds we will receive from this offering and we may spend or invest these proceeds in a way with which our shareholders disagree. We plan to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return for our shareholders. The failure by our management to apply these funds effectively could adversely affect our business and prospects.

Our charter documents and Washington law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our stock.

Our articles of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for shareholders to affect the composition of our board of directors and take other corporate actions. These provisions include:

•	providing for a classified board of directors with staggered, three-year terms;

•	not enabling cumulative voting in the election of directors;

•	authorizing the board to issue, without shareholder approval, preferred stock with rights senior to those of common stock;

•	prohibiting shareholder action by written consent;

•	limiting the persons who may call special meetings of shareholders; and

•	requiring advance notification of shareholder proposals and nominations of directors.

In addition, the provisions of Section 23B.19.040 of the Washington Business Corporation Act govern us. These provisions may prohibit large shareholders, in particular those owning 10% or more of our outstanding voting stock, from merging or combining with us for five years unless our board of directors approves such a transaction.

These and other provisions in our articles of incorporation, our bylaws and under Washington law could discourage potential takeover attempts, reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions. See “Description of Capital Stock — Preferred Stock” and “Description of Capital Stock — Anti-Takeover Provisions.”

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $             million, or approximately $             million if the underwriters exercise in full their option to purchase additional shares, based on an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus and after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock, to obtain additional equity capital and to facilitate future access to the public markets. We intend to use approximately $9.0 million of the net proceeds from this offering to repay outstanding indebtedness and prepayment premiums and the remainder for general corporate purposes, which may include working capital and capital expenditures. We currently anticipate that capital expenditures during 2008 will be between $6.5 million and $7.0 million. However, our plans for the proceeds of this offering are subject to change due to unforeseen events and opportunities, and the amounts and timing of our actual expenditures depend on several factors, including our expansion plans and the amount of cash generated or used by our operations. We may also use proceeds from this offering for potential acquisitions of businesses, products or technologies; however, we are not currently a party to any agreement or commitment for any acquisition, and we have no current understandings with respect to any acquisition. Except as we have specifically set forth in this prospectus, we cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

The indebtedness we anticipate repaying with the net proceeds of this offering consists of (1) a term loan with an interest rate of 10.71%, an outstanding balance of $3.6 million as of September 30, 2007 and a maturity date of May 1, 2010; (2) a term loan with an interest rate of 10.89%, an outstanding balance of $1.6 million as of September 30, 2007 and a maturity date of December 1, 2009; (3) a term loan with an interest rate of 10.0%, an outstanding balance of $373,000 as of September 30, 2007 and a maturity date of August 1, 2008; (4) a term loan with an interest rate of 10.75%, an outstanding balance of $405,000 on September 30, 2007 and a maturity date of December 1, 2008; and (5) a $16.0 million accounts receivable revolving line of credit, with an interest rate equal to the prime rate plus 1.5%, an outstanding balance of $3.0 million as of September 30, 2007 and a maturity date of July 30, 2009. The prime rate at September 30, 2007 was 7.75%. We used the proceeds of these loans for working capital purposes.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) net proceeds to us by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) net proceeds to us by approximately $             million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares would have a material effect on our uses of the proceeds of this offering, although it may accelerate the timing of attempts to obtain additional capital.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as our board of directors may deem relevant. Furthermore, certain of our loan agreements prohibit the payment of dividends without the applicable lender’s consent. We intend to repay all such indebtedness with the net proceeds of this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2007:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the conversion of all outstanding convertible preferred stock into common stock upon the completion of this offering, including the resulting reclassification of $570,000 of warrant liability to additional paid-in capital upon the conversion of the warrants to purchase our convertible preferred stock into warrants to purchase shares of our common stock and (2) the increase in the authorized number of shares of common stock under our articles of incorporation from 141,000,000 to 625,000,000 upon completion of this offering; and

•

on a pro forma as adjusted basis to reflect the pro forma adjustments described above and to give effect to the issuance of the shares of our common stock offered by us at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discount and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering.

You should read this table together with “Use of Proceeds,” “Prospectus Summary — Summary Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results Operations” and our consolidated financial statements and the related notes, each included elsewhere in this prospectus.

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands, except share and per share data)
Cash and cash equivalents	$1,211	$1,211

Convertible preferred stock warrant liability	$570	—

Total indebtedness, including current portion	$10,266	$10,266

Convertible preferred stock, $0.001 par value per share:
Series A convertible preferred stock: 10,500,000 shares authorized, 9,865,003 shares issued and outstanding (liquidation value $5,700), actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	5,655	—
Series B convertible preferred stock: 16,500,000 shares authorized, 16,314,323 shares issued and outstanding (liquidation value $12,000), actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	11,935	—
Series C convertible preferred stock: 60,000,000 shares authorized, 56,362,210 shares issued and outstanding (liquidation value $15,100), actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	15,699	—
Series C-1 convertible preferred stock: 12,000,000 shares authorized, 11,146,462 shares issued and outstanding (liquidation value $9,276), actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	9,276	—

Total preferred stock	42,565	—

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands, except share and per share data)
Shareholders’ equity (deficit):
Common stock, $0.001 par value per share: 141,000,000 shares authorized, 15,098,984 shares issued and outstanding, actual; 141,000,000 shares authorized, 108,786,982 shares issued and outstanding, pro forma; 625,000,000 shares authorized, shares issued and shares outstanding, pro forma as adjusted	15	109
Additional paid-in capital	1,530	44,571
Accumulated deficit	(33,404)	(33,404)

Total shareholders’ equity (deficit)	(31,859)	11,276

Total capitalization	$21,542	$21,542	$

The number of shares of our common stock outstanding after this offering is based on 108,786,982 outstanding as of September 30, 2007. This number does not include:

•

369,028 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007, with a weighted-average exercise price of $1.01 per share, of which warrants to purchase 295,499 shares of common stock with a weighted-average price of approximately $1.09 per share will expire at the closing of this offering, if they have not been previously exercised;

•

373,259 shares of convertible preferred stock issuable upon the exercise of warrants outstanding as of September 30, 2007, with a weighted average price of $0.27 per share, all of which will expire at the closing of this offering, if they have not been previously exercised;

•	24,992,731 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2007, at a weighted average exercise price of $0.44 per share;

•	3,270,221 shares of common stock available for issuance under our 2000 stock option plan as of September 30, 2007; and

•

10,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan and 2,500,000 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan, each of which will become effective at the consummation of this offering and contains a provision that will automatically increase the number of shares reserved under such plan each year.

DILUTION

If you invest in our common stock, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of September 30, 2007, we had a pro forma net tangible book value of $1.1 million, or $0.01 per share of common stock outstanding. Pro forma net tangible book value per share is equal to our total tangible assets (total assets less total intangible assets) less total liabilities, divided by the pro forma number of shares of common stock outstanding, which gives effect to the conversion of all outstanding shares of our convertible preferred stock into common stock upon completion of this offering, including the resulting reclassification of $570,000 of warrant liability to additional paid-in-capital upon conversion of the warrants to purchase our convertible preferred stock into warrants to purchase shares of our common stock.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and pro forma net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the issuance and sale by us of              shares of our common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been approximately $             million, or approximately $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of $             per share to our new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2007, before giving effect to this offering	$0.01
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma net tangible book value per share to new investors		$

The following table shows, as of September 30, 2007, the total consideration paid, and the average price per share paid to us by existing shareholders, and the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing shareholders and by new investors purchasing shares in this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and before deducting the underwriting discount and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	109,529,269%		$44,102,508%		$0.40
New investors

Total		100.0%		100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $            , or approximately $             per share, and the dilution in pro forma net tangible book value per share to new investors by approximately $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of one million shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $             million, or $             per share, and the pro forma dilution per share to investors in this offering would be $             per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. Similarly, a decrease of one million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $             million, or $             per share, and the pro forma dilution per share to investors in this offering would be $             per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock outstanding after this offering is based on 108,786,982 shares outstanding as of September 30, 2007. This number does not include:

•

369,028 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007, with a weighted-average exercise price of $1.01 per share, of which warrants to purchase 295,499 shares of common stock with a weighted-average price of approximately $1.09 per share will expire at the closing of this offering, if they have not been previously exercised;

•

373,259 shares of convertible preferred stock issuable upon the exercise of warrants outstanding as of September 30, 2007, with a weighted average price of $0.27 per share, all of which will expire at the closing of this offering, if they have not been previously exercised;

•	24,992,731 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2007, at a weighted average exercise price of $0.44 per share;

•	3,270,221 shares of common stock available for issuance under our 2000 stock option plan as of September 30, 2007; and

•

10,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan and 2,500,000 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan, each of which will become effective at the consummation of this offering and contains a provision that will automatically increase the number of shares reserved under such plan each year.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize certain financial data regarding our business and should be read together with our consolidated financial statements and related notes, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2006 and 2007 and the consolidated balance sheet data as of September 30, 2007 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements contained in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results to be expected in any future period, and interim results are not necessarily indicative of the results to be expected for the full year.

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(Dollars in thousands, except per share data)
Consolidated statements of operations data (1):
Revenues	$3,416	$8,741	$16,192	$29,738	$50,914	$36,457	$49,219

Operating expenses (2):
Cost of operations and support (exclusive of amortization of intangible assets)	1,428	1,886	4,285	7,792	14,711	10,238	15,721
Cost of services	903	899	1,484	3,526	8,150	6,310	7,055
Engineering and product development	2,175	2,208	2,066	4,276	7,408	5,351	8,732
Sales and marketing	4,066	4,369	6,367	10,569	16,228	12,223	13,752
General and administrative	1,971	2,447	2,474	3,678	7,202	5,247	6,875
Amortization of intangible assets	—	—	—	85	1,254	940	940

Total operating expenses	10,543	11,809	16,676	29,926	54,953	40,309	53,075

Loss from operations	(7,127)	(3,068)	(484)	(188)	(4,039)	(3,852)	(3,856)

Other income (expense):
Interest income	114	100	81	163	136	101	185
Interest expense	(201)	(114)	(138)	(198)	(576)	(361)	(720)
Change in fair value of convertible preferred stock warrant liability (3)	—	—	—	(35)	(521)	(391)	(169)
Other, net	—	—	—	(29)	5	5	—

Total other expense, net	(87)	(14)	(57)	(99)	(956)	(646)	(704)

Net loss before cumulative effect of change in accounting principle	(7,214)	(3,082)	(541)	(287)	(4,995)	(4,498)	(4,560)
Cumulative effect of change in accounting principle	—	—	—	(203)	—	—	—

Net loss	$(7,214)	$(3,082)	$(541)	$(490)	$(4,995)	$(4,498)	$(4,560)

Net loss per common share, basic and diluted	$(0.78)	$(0.33)	$(0.06)	$(0.05)	$(0.51)	$(0.46)	$(0.39)

Shares used in computing basic and diluted net loss per common share	9,250,302	9,286,447	9,302,972	9,304,327	9,872,180	9,751,872	11,578,518

Pro forma net loss per common share, basic and diluted (unaudited) (4)					$(0.04)		$(0.04)

Shares used in computing pro forma basic and diluted net loss per common share (unaudited)					103,186,919		104,920,602

	As of December 31,					As of September 30, 2007
	2002	2003	2004	2005	2006
	(In thousands)
Consolidated balance sheet data (5):
Cash and cash equivalents	$12,597	$8,136	$2,554	$3,283	$4,070	$1,211
Working capital (deficit)	11,988	7,273	6,648	1,468	1,504	(2,169)
Total assets	15,451	13,815	14,716	35,757	40,620	40,742
Convertible preferred stock warrant liability	—	—	—	431	952	570
Total indebtedness, including current portion	719	188	1,577	3,750	9,129	10,266
Convertible preferred stock	32,638	32,638	32,638	41,914	41,914	42,565
Common stock and additional paid-in capital	218	220	220	31	260	1,545
Total shareholders’ deficit	(19,541)	(22,598)	(23,139)	(23,818)	(28,584)	(31,859)

(1)	On December 6, 2005, we acquired EnvoyWorldWide, Inc., a provider of notification services for business continuity and emergency communications. Our revenues include approximately $10.0 million for the year ended December 31, 2006 and approximately $521,000 for the year ended December 31, 2005 related to Envoy.

(2)	Includes stock-based compensation expense as follows:

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands)

Cost of operations and support	$—	$—	$—	$—	$12	$9	$27
Cost of services	—	—	—	—	62	36	92
Engineering and product development	—	—	—	—	39	28	84
Sales and marketing	—	—	—	—	35	23	117
General and administrative	—	—	—	—	16	9	415

Total stock-based compensation	$—	$—	$—	$—	$164	$105	$735

(3)	The warrant expenses related to the years ended December 31, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007 are non-cash charges reflecting changes in the fair value of our outstanding warrants to purchase convertible preferred stock during these periods. These warrant changes in fair value were recorded in accordance with Financial Accounting Standards Board Staff Position No. 150-5, which we adopted as of July 1, 2005. We may incur warrant charges reflecting changes in the fair value of these warrants in future periods prior to the completion of this offering. Upon completion of this offering, however, these warrants will become exercisable for common stock and no further charges will be made to adjust for changes in the fair value of the warrants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Convertible Preferred Stock Warrants” and notes 2 and 11 to our consolidated financial statements.

In the nine months ended September 30, 2007, we recorded a charge of $346,000 to reflect the change in the fair value of our convertible preferred stock warrants as compared to a charge of $391,000 for the same period in 2006. In August 2007, the convertible preferred stock warrants related to Series A and B preferred stock expired. This resulted in a reduction of $177,000 to the recorded liability with a corresponding decrease to the charge for the nine-months ended September 30, 2007.

(4)	See note 2 to our consolidated financial statements for a description of the method used to compute pro forma basic and diluted net loss per common share. Pro forma basic and diluted net loss per common share has been computed to give effect to the assumed conversion of convertible preferred stock as though the conversion had occurred on the original date of issuance.

(5)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, working capital, total assets, common stock and additional paid-in-capital and total shareholders’ deficit by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discount and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets, common stock and additional paid-in capital and total shareholders’ deficit by approximately $ million, assuming that the initial public offering price remains the same, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis by our management of our financial condition and results of operations in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors.”

Overview

We provide on-demand, interactive customer communications solutions. Our solutions consist of software applications and services that enterprises use on an as-needed, or on-demand, basis to create, manage and deliver automated, personalized communications to their customers through multiple media channels including voice, email, SMS, pager, web and fax. Customers are able to interact with enterprises by receiving and responding directly to important personalized information provided by our automated communications. Enterprises who use our solutions typically experience higher levels of customer loyalty and satisfaction and, as a result, our solutions enable these enterprises to enhance revenues and to reduce costs by improving their communications processes. Our customer communications solutions span the customer lifecycle with applications for customer initiation, customer service, customer retention and collections. We also provide business continuity solutions, which consist of software applications and services that organizations use to quickly and reliably communicate with employees and customers during inclement weather, disasters, network outages and other planned and unplanned incidents.

We sell our customer communications solutions primarily through our direct sales force and our business continuity offerings primarily through our channel partners. Our solutions are currently used by more than 320 organizations, including customers in the financial services, telecommunications, utilities, healthcare, transportation and other industries, as well as government organizations. Our customers are located principally in the United States and include more than 100 of the Fortune 1000. Our customers typically add applications, broaden the deployment of our solutions across their organizations and increase the usage of our services over time. We typically enter into usage-based, one-to-three-year contracts with our customers. Our customers typically renew their contracts and a significant percentage of our revenues in any given period are derived from existing customers, and we expect this to continue. For example, during the nine months ended September 30, 2007, over 95% of our revenues were attributable to revenues from customers from whom we derived revenues in 2006. We currently send on behalf of our customers on average over 3.5 million notifications each business day, including flight cancellation notices, credit card fraud detection alerts, service call scheduling, customer service feedback surveys, medication adherence notifications and payment reminders.

We were incorporated in January 2000, and in late 2000 we released our first applications and acquired our first customers. In December 2005, we acquired all of the outstanding shares of EnvoyWorldWide, Inc., or Envoy, a provider of high availability business continuity and emergency communications for a total purchase price of $10.1 million including acquisition costs. We acquired Envoy to expand our business continuity offerings. Our revenues grew from $16.2 million in 2004 to $29.7 million in 2005 and to $50.9 million in 2006. Envoy’s business continuity services enable businesses to establish interactive voice and text communications between their customers, suppliers, partners and employees using outbound real-time message delivery to wired and wireless devices including phones, faxes, emails, pagers and other wireless devices. For the years ended December 31, 2006 and 2005, the acquisition of Envoy contributed $10.0 million and $521,000 to our revenues, respectively. In the nine months ended September 30, 2007, revenues also grew to $49.2 million compared to $36.5 million in the nine months ended September 30, 2006. We have incurred losses to date and had an accumulated deficit of approximately $33.4 million at September 30, 2007.

Key Components of Our Results of Operations

Revenues

We generate revenues from our customers’ usage of our on-demand customer communications and business continuity offerings. We also generate revenues from professional services and customer management services. Over 90% of our revenues are derived from customer notifications and business continuity offerings, and less than 10% are derived from professional services and customer management services, which we expect to continue to constitute less than 10% of our revenues for the foreseeable future.

We generally provide our customer communications solutions pursuant to non-cancelable contracts with terms ranging from one year to three years that require our customers to commit to a minimum number of notifications per month. Our contracts typically provide that we bill our customers for the greater of their actual usage and their monthly minimum committed usage. For most customers, we bill the monthly minimum committed usage in advance, and bill actual usage above the minimum commitment monthly in arrears. We recognize revenue based upon actual usage within a calendar month. To allow for seasonality and normal business fluctuations in the operations of our customers, we permit our customers to carry over a portion, not to exceed 25% of their annual commitment in the aggregate, of their minimum monthly notifications to future periods. We record billings for carryover amounts as deferred revenue and at the end of the contract term we recognize deferred revenue, if any, related to unused carryover notifications. Historically, a small number of our customers have had such carryovers.

Our business model and pricing structure are attractive to our customers because they limit the risks of adopting our services. Our pricing structure also allows our customers to exceed their minimum commitments at the same contracted per unit rate. Our usage-based pricing model allows us to earn additional revenues as we incur additional variable expenses, such as telephony costs, associated with increased usage by our customers.

Our business continuity offerings are typically provided under annual or multi-year agreements pre-paid on an annual basis with revenues recognized pro-rata over the contract period. When an incident occurs and notifications are sent in excess of contracted minimum levels, we charge additional fees and recognize revenues as the additional notifications are delivered.

We generate revenues from professional services, which include configuration and integration of our customer communications applications and business continuity solutions with customer data and systems, and training. We bill upon completion of these projects and recognize revenue ratably over the life of the customer application, which we currently estimate to be two years. Related direct costs not exceeding the amount of associated deferred revenue are also deferred and expensed over the term of the related application and are presented as deferred professional services. We provide training for our customers and recognize revenue as these services are provided. We also provide customer management, support and services to improve and optimize our customers’ applications for a fixed monthly fee. We bill our customers, and recognize revenue from these services, on a monthly basis.

We expect to continue to generate a significant portion of our revenue from existing customers who add applications, broaden deployment of our solutions across their organizations and increase their usage over time. We will also continue our efforts to attract new customers to purchase our solutions.

Operating Expenses

We allocate to all operating expense categories certain overhead expenses such as facilities and other occupancy charges as well as the costs of our information technology department. Historically, our cost of facilities has increased as we have added space and made leasehold improvements, and we expect this trend to continue as we grow.

Cost of Operations and Support.    Cost of operations and support consists primarily of data center costs, which include telephony, software licensing fees, co-location, depreciation and expenses related to hosting and providing support for our servers and other equipment, compensation and benefits for our operations, customer support and customer management personnel, as well as professional engineering services. As we continue to add features and complementary services to our platform, we expect our cost of operations and support to continue to increase on an absolute dollar basis and to decline slightly as a percentage of revenues, in each case to the extent that revenues continue to increase. Our cost of operations and support for a quarter may vary for a number of reasons, including the mix of types of customer notification initiatives executed during the quarter and the extent and timing of our efforts to add capacity by purchasing additional servers, software and other equipment.

Cost of Services.    Cost of services consists of compensation and benefits for our professional services teams and is comprised of expenses related to configuration and integration of our solutions with customer data and systems as well as training of our customers. Costs relating to configuration and integration services are capitalized and amortized over the estimated two-year life of the customer application, but only to the extent they do not exceed related revenues. Costs relating to training and those costs relating to configuration and integration in excess of the related revenues are recorded in the period in which we perform the services.

As we continue to add features and complementary services to our platform, we expect cost of services to continue to increase on an absolute dollar basis but to decline slightly as a percentage of revenues, in each case to the extent that our revenues continue to increase. Our cost of services for a quarter may vary for a number of reasons, including the nature and type of services completed during the period.

Engineering and Product Development.    Engineering and product development expenses include compensation and benefits for our engineering and product development personnel, professional engineering services and other expenses. Engineering and product development costs are expensed as incurred. We have historically focused our engineering and product development efforts on improving and enhancing our platform by developing new features and functionality. We made significant investments in engineering and product development in 2005, 2006 and 2007 to support the anticipated growth in our business. We expect that engineering and product development expenses will increase on an absolute dollar basis in the near term and will remain relatively constant or decrease slightly as a percentage of revenues to the extent that revenues continue to increase.

Sales and Marketing.    Sales and marketing expenses include compensation and benefits for our sales and marketing personnel, including commissions and incentives, travel and entertainment expenses, and marketing programs such as product marketing, events and other brand building expenses. We plan to further develop and execute our marketing strategy to extend brand awareness and generate additional leads for our sales staff. As a result, we expect that our sales and marketing expenses will continue to increase on an absolute dollar basis and remain relatively constant as a percentage of revenues to the extent that revenues continue to increase.

General and Administrative.    General and administrative expenses include compensation and benefits for executive, finance, human resources and legal personnel, as well as accounting and legal professional fees and other corporate expenses. General and administrative expenses also include Washington state business and occupation taxes, which are calculated as a percentage of revenues. We expect that during 2007 and for some period of time thereafter, general and administrative expenses will increase on an absolute dollar basis and as a percentage of revenues as we incur additional costs associated with being a public company. In particular, we will incur costs to implement, improve and maintain both new and existing financial systems and to hire additional personnel to enable us to meet our financial reporting and regulatory compliance requirements, including those under the Sarbanes-Oxley Act of 2002.

We do not currently collect sales or other taxes related to the services we provide to our customers. We are evaluating whether our services are taxable in the states in which we do business. As part of this ongoing evaluation, we have identified certain jurisdictions where our activities may require us to collect sales tax. We have currently recorded a liability for those states where we believe it is probable that we have incurred this obligation. A successful assertion that we should collect sales or other taxes on our services could result in substantial tax liabilities for past sales and impact future results. The current provision and any additional amounts provided for such obligation may prove inadequate.

Amortization of Intangible Assets.    Amortization of intangible assets includes the amortization of intangible assets (other than goodwill) acquired from the purchase of Envoy in December 2005. Approximately

$6.3 million of the purchase price was allocated to developed technology and customer relationships and is being amortized over their estimated useful lives of five years.

Other Income (Expense), Net and Cumulative Effect of Change in Accounting Principle

Other income (expense), net includes interest income on our cash balances and interest expense on our outstanding debt. In June 2005, the Financial Accounting Standards Board, or FASB, issued Staff Position, or FSP, No. 150-5, Issuer’s Accounting Under FASB Statement No. 150 for Freestanding Warrants and Other Similar Investments in Shares That Are Redeemable, or FSP 150-5. Upon adoption of FSP No. 150-5 on July 1, 2005, we reclassified the fair value of our convertible preferred stock warrants from shareholders’ deficit to a liability and recorded a cumulative charge from the change in accounting principle of $203,000. Other income (expense), net also includes the impact of valuing our outstanding convertible preferred stock warrants at their fair value at each reporting date including expirations. Upon completion of this offering, however, these warrants will become exercisable for common stock and no further charges will be made to adjust for changes in the fair value of the warrants.

Provision (Benefit) for Income Taxes

Since inception, we have incurred operating losses and, accordingly, have not recorded a provision (benefit) for income taxes for any of the periods presented. As of December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of approximately $31.4 million. We also had federal research and development tax credit carryforwards of approximately $810,000. If not utilized, our federal net operating loss and federal research and development tax credit carryforwards will begin to expire in 2020. Federal tax laws impose substantial restrictions on the utilization of net operating losses and tax credits in the event of “ownership change” of a corporation, as defined in Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. We have determined that a change in ownership of Envoy has occurred and, accordingly, our ability to utilize net operating losses and tax credit carryforwards may be limited as the result of such “ownership change.” We have included the appropriate limitations in determining the deferred tax asset associated with the net operating loss and federal research and development tax credit carryforwards. Realization of deferred tax assets depends upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have offset our entire $13.1 million deferred tax asset as of December 31, 2006 by a valuation allowance.

Key Operating Metrics

We monitor a number of key metrics to help forecast growth, establish budgets, measure the effectiveness of our sales and marketing efforts and operational efficiency. The following table presents key operating metrics for 2004, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(Dollars in thousands)
Revenues	$16,192	$29,738	$50,914	$36,457	$49,219
Net cash (used in) provided by operating activities	$(604)	$2,571	$(2,128)	$(2,129)	$(1,078)
Net loss	$(541)	$(490)	$(4,995)	$(4,498)	$(4,560)

Customer notifications	149,386,005	353,849,624	600,795,989	427,423,120	605,356,554
Customers generating revenues greater than $100,000	17	35	67	65	76

Customer Notifications.    We closely monitor the number of customer notifications that we send. Historically, we have derived approximately 80% of our revenues from customer notifications. Our business continuity offerings are typically provided under annual or multi-year agreements pre-paid on an annual basis. Accordingly, revenues from our business continuity offerings are not significantly affected by the number of notifications and therefore the notification amounts provided above do not include notifications related to business continuity.

Customers Generating Revenues Greater than $100,000.    We closely monitor the number of customers from which we derive annual revenues in excess of $100,000. Our customers typically renew their contracts and a significant percentage of our revenues in any given period are derived from existing customers. Additionally, as customers gain experience with our solutions, they typically implement more of our applications and deploy our solutions at additional departments or business units which has resulted in three customers who have exceeded $4.0 million in annual revenues as of September 30, 2007. We believe that there is a significant growth opportunity by offering additional or upgraded solutions that our customers may not have considered previously, as well as selling our applications to additional business units within our existing installed base. This could also benefit our customers by increasing their efficiency that results from using us as a single supplier for multiple services. The customer counts for the nine month periods are based upon annualized revenue for each of the periods presented; actual results for the year could differ materially.

Net Cash (Used in) Provided by Operating Activities.    We closely monitor operating cash flow as a measure of our performance. The deferral of recognition of revenue, even though customer payments have been received, has an impact on our cash flow from operations. In addition, various non-cash charges, such as changes in the fair value of convertible preferred stock warrant liability, depreciation and amortization, and stock-based compensation expense increase our net loss. By closely tracking operating cash flow, we are better able to manage the cash needs of our business.

Net Loss.     For the years ended December 31, 2005 and 2006, net loss was $490,000 and $5.0 million, respectively, an increase of approximately $4.5 million. The increase was primarily driven by an increase in revenues of $21.2 million, which was more than offset by a $25.0 million increase in operating expenses related to the expansion of our operations, as well as additional expenditures related to the integration of Envoy. For the nine months ended September 30, 2006 and 2007, net loss was $4.5 million and $4.6 million, respectively, an increase of $62,000. The increase in net loss was driven by an increase in our revenue as a result of growth in our business, offset in part by an increase in operating expenses. In addition, we monitor net income exclusive of stock-based compensation, amortization of acquired intangible assets, and changes in the fair value of convertible preferred stock warrant liability as a measurement of our operating performance and this operating metric is used for internal management purposes. Factors contributing to our net loss are disclosed in “Results of Operations.”

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

We have identified the following critical accounting policies that we believe are essential to an understanding of our consolidated financial statements. These accounting policies require management to make complex and subjective judgments. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, the terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. These factors could have a material impact on the presentation of our financial condition or results of operations.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. Accordingly, we recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of fees from the customer is reasonably assured. We defer amounts billed for which we will provide services in a future period. Payments made in advance, including amounts for configuration and implementation, are deferred and recognized ratably over the life of the customer application, which we currently estimate to be two years based on our historical customer experience. See “— Key Components of Our Results of Operations” for a discussion of how we generate and recognize revenue.

Allowance for Doubtful Accounts

Accounts receivable are stated at the amount we expect to collect from our customers based on their outstanding invoices. We review accounts receivable regularly to determine if any receivable will be potentially uncollectible. Estimates are used to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value. These estimates are made by analyzing the status of significant past due receivables and by establishing provisions for estimated losses by analyzing current and historical bad debt trends.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standard, or SFAS, No. 109, Accounting for Income Taxes. We are subject to federal and various state income taxes in the United States, and we use estimates in determining our provision for these income taxes. Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each period-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Our deferred tax assets consist primarily of net operating loss carryforwards, federal research and development tax credit carryforwards and temporary differences. We establish a valuation allowance when, based on the weight of available evidence, we consider it more likely than not that all or some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2006, our valuation allowance was equal to 100% of our net deferred tax assets. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

Deferred Commissions

On January 1, 2006 we changed the manner in which we historically accounted for certain sales commissions to capitalize certain commission expenses directly related to entering into a customer agreement with a term of one year or greater in accordance with FASB Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts. Although we pay commissions at the time we enter into these agreements, we defer recognition of the expense of these commissions and amortize them as sales and marketing expenses over the terms of the related customer agreements, generally one year to three years. We believe that this is the appropriate method of accounting since the commission charges are closely related to the revenues from the customer agreements and the deferred commission amounts previously paid are recoverable through future revenue streams under these customer agreements. Gross costs capitalized for the years ended December 31, 2004, 2005 and 2006 were approximately $220,000, $372,000 and $760,000, respectively. Capitalized commission costs expensed during the years ended December 31, 2004, 2005 and 2006 were approximately $107,000, $254,000 and $424,000, respectively. During the nine months ended September 30, 2006 and 2007, gross commission costs capitalized were $452,000 and $426,000, respectively, and we amortized to expense previously capitalized commission costs of $299,000 and $469,000, respectively.

Stock-Based Compensation

Prior to 2006, we accounted for stock options granted to employees using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The intrinsic value represents the difference between the per share fair value of the stock on the grant date and the per share exercise price of the related stock option. In accordance with APB Opinion No. 25, compensation expense was recorded for employee stock options granted at an exercise price equal to the fair value of the underlying stock on the grant date.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), using the prospective transition method which requires us to apply the provisions of SFAS No. 123(R) to awards granted, modified, repurchased or cancelled after the adoption date. Under the prospective transition method, non-vested option awards outstanding prior to January 1, 2006 continued to be accounted for in accordance with APB Opinion No. 25. Under SFAS No. 123(R), stock-based compensation expenses with respect to an employee are measured at the grant date, based on the estimated fair value of the award on the grant date. The grant date fair value of stock option awards is determined using the Black-Scholes option pricing model, which requires, among other things, an estimate of the fair value of the underlying common stock on the date of grant, the expected term of the award and the expected volatility of the stock over the expected term of the related grants. The determined fair value is recognized as expense on a straight-line basis over the employee’s requisite service period, which generally is the vesting period.

Under SFAS 123(R), the fair value of employee stock options granted since January 1, 2006 was estimated at the grant date using the Black-Scholes option pricing model by applying the following assumptions:

Risk-free interest rates	4.0%–5.0%
Expected life (in years)	5.4
Dividend rate	0.0%
Volatility	60.3%

The risk-free interest rates were based on U.S. Treasury rates appropriate for the expected term. We calculated the expected term based on our historical experience. We do not expect to declare dividends in the foreseeable future. We based our estimate of expected volatility on the estimated volatility of similar entities whose share prices are publicly available. We based our estimates of forfeitures on historical and expected future actions of employees and executives. If different assumptions and estimates were used to determine the fair value of our common stock, the amount of recognized and to be recognized stock-based compensation expense and net loss amounts could have been materially different.

Compensation expense associated with employee share-based awards totaled $120,000 for the year ended December 31, 2006 and $599,000 for the nine months ended September 30, 2007. These amounts were based on awards ultimately expected to vest and reflected an estimate of awards that would be forfeited. The total compensation cost under SFAS No. 123(R) related to share-based awards granted to employees and directors but not yet amortized, net of estimated forfeitures, was $659,000 at December 31, 2006 and $6.5 million at September 30, 2007. These costs will be amortized on a straight-line basis over a weighted average period of 3.5 years as of December 31, 2006 and 3.4 years as of September 30, 2007.

We account for stock-based compensation arrangements with non-employees in accordance with SFAS No. 123(R) and FASB Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and related interpretations using the fair value method. The fair value of the stock options granted to non-employees was estimated using the Black-Scholes option pricing model. This model utilizes the estimated fair value of our common stock at the measurement date, the contractual term of the option, the expected volatility of our common stock, risk-free interest rates and the expected dividend yield of our common stock. Stock-based compensation expense relating to awards to non-employees was $44,000 during 2006 and $136,000 for the nine months ended September 30, 2007.

Valuation of Common Stock

We have granted stock options at exercise prices believed to be equivalent to the fair value of our common stock, as of the grant date. Given the absence of any active market for our common stock, the fair value of the common stock underlying stock options granted was determined by our board of directors, with input from our management. Members of our board of directors and management team have extensive business, finance and venture capital experience.

Background. In assessing the fair value of our common stock, we considered numerous objective and subjective factors, including the following:

•	our financial position and historical operating and financial performance, including progress against planned metrics and application development activities;

•	our financial projections and future prospects;

•	the fact that option grants involved illiquid securities of a private company;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions and our relative financial condition at the time of grant;

•	the stock price performance of selected publicly held companies identified as being comparable to us;

•

the consideration received in connection with the issuance of shares of Series A, B, C and C-1 preferred stock to outside investors in arm’s-length transactions and the related rights and preferences associated with such preferred stock; and

•	valuations performed as of December 31, 2005 and 2006 and July 31, 2007.

Our board of directors and management believe the valuation methodology employed for each date of determination provided a reasonable basis for estimating the fair value of our common stock.

December 2005 Valuation. In March 2006, our board of directors, with the assistance of management, determined the fair value of our common stock as of December 31, 2005 in connection with the preparation of our 2005 annual financial statements. In conducting this valuation, we used a two-step methodology that first estimated the fair value of the company as a whole and then allocated a portion of the enterprise value to our common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation methodology utilized the “income approach” to estimate enterprise value. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on our forecasted revenues and expenses. This enterprise value was then validated utilizing the “market approach,” which involved analyzing (1) a number of transactions in which the acquired business was reasonably similar to the company, which we refer to as the market transaction approach and (2) the stock prices of a number of publicly traded companies reasonably similar to us, which we refer to as the market guidance approach. The enterprise value suggested by the market transaction approach was consistent with that suggested by the income approach, each of which were higher than that suggested by the market guidance approach.

In order to allocate the enterprise value to the various securities that comprise our capital structure, we used the option-pricing method. The option-pricing method involves making assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing was based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for our shares. Our board of directors estimated the volatility of our stock based on available information on the volatility of stocks of publicly traded companies in our industry determined to be reasonably comparable to us. For purposes of applying the option-pricing method, we estimated our time to liquidity to be three years. This valuation of our common stock suggested a probable fair value of $0.31 per share as of December 31, 2005.

In addition to the option-pricing method, we also considered the probability weighted expected return method. For the probability weighted expected return method, the per share value our common stock was derived utilizing a probability weighted scenario analysis. The per-share value was based on four possible scenarios: (1) an initial public offering (40% probability), (2) a private sale (40% probability), (3) continued operation as a private company (15% probability) and (4) dissolution (5% probability). The probability weighted expected return method suggested a probable fair value of $0.40 per share as of December 31, 2005.

We considered the results of the option pricing method and the probability weighted expected return method and weighted with an emphasis toward the option pricing method, which was considered to be a more objective method of determining the fair value of our common stock. A 25% discount was applied to account for a lack of marketability of our common stock based on the assumed time to liquidity. Our board of directors made a determination that the fair market value of our common stock was $0.25 per share as of December 31, 2005 after taking into consideration the valuation as well as other factors, including those identified in “—Background” above.

During the first seven months of 2006, we granted stock options with an exercise price of $0.25 per share. The exercise prices for option grants during this period were in a large part based on the results of the December 2005 valuation and certain additional information considered by the board of directors, including the following:

•	during 2006, we incurred additional expenses related to the elimination of duplicative operations and personnel as a result of the December 2005 acquisition of Envoy;

•	despite continued sequential growth in quarter over quarter revenues during the first and second quarters of 2006, these revenues were lower than planned;

•	quarterly losses from operations were the highest in our recent history and totaled $1.7 million and $1.3 million in first and second quarters of 2006, respectively; and

•	during the first half of 2006, we experienced negative cash flow from operating activities.

During the last five months of 2006, we granted stock options with an exercise price of $0.50 per share. In increasing the exercise prices for option grants during this period, the board of directors gave weight to the following factors:

•	in August 2006, an independent third party engaged in informal discussions with us and expressed interest in acquiring us, but no agreement on price was reached nor was a formal offer ever made;

•	our operating results improved as our revenues for the third quarter of 2006 increased by $1.3 million over the prior quarter, a growth rate of 11%, and losses from operations declined; and

•	the satisfactory progress of the integration of Envoy.

December 2006 Valuation. In February 2007, our board of directors, with the assistance of management, determined the fair value of our common stock as of December 31, 2006 in connection with the preparation of our 2006 financial statements. The methodologies employed in this valuation were substantially similar as those employed during the December 2005 valuation, with the principal exceptions that for purposes of applying the option-pricing method, we decreased our estimate of time to liquidity to two years and decreased the lack of marketability discount to 20%. The income approach suggested an enterprise value that was greater than either the market transaction or market guidance approach. The option pricing method and probability weighted expected return method suggested a fair value of our common stock of $0.67 and $0.81 per share, respectively, as of December 31, 2006. Our board of directors made a determination that the fair market value of our common stock was $0.55 per share as of December 31, 2006 after applying the 20% lack of marketability discount and taking into consideration the valuation as well as other factors, including those identified in “—Background” above.

July 2007 Valuation. In July 2007, our board of directors, with the assistance of management, determined the fair value of our common stock as of July 31, 2007 in anticipation of significant stock option grants expected in August 2007. The methodologies employed in this valuation were substantially similar to those employed during the December 2006 valuation, with the principal exceptions that (1) for purposes of applying the option-pricing method, we decreased our estimate of time to liquidity to one year and (2) for the purpose of applying the probability weighted expected return, we increased the assumed probabilities of an initial public offering and continued operation as a private company to 45% and 18%, respectively, and reduced the assumed probabilities of a sale of the company and dissolution to 35% and 2%, respectively. We determined that the market transaction and market guidance approaches validated the enterprise value suggested by the income approach. The option pricing method and probability weighted expected return method suggested a fair value of our common stock of $1.23, and $1.36 per share, respectively, as of July 31, 2007. Our board of directors made a determination that the fair market value of our common stock was $1.00 per share as of July 31, 2007 after applying a 20% lack of marketability discount and taking into consideration the valuation as well as other factors, including those identified in “—Background” above.

August 2007 Valuation. The compensation committee of our board of directors, with the assistance of management, determined the fair value of our common stock as of August 31, 2007. The methodologies employed in this valuation were substantially similar to those employed during the July 2007 valuation, with the principal exceptions that for the purpose of applying the probability weighted expected return, we increased the assumed probability of an initial public offering to 50% and reduced the assumed probability of continued operation as a private company to 13%. We determined that the market transaction and market guidance approaches validated the enterprise value suggested by the income approach. The option pricing method and probability weighted expected return method suggested a fair value of our common stock of $1.56, and $1.69 per share, respectively, as of August 31, 2007. Our compensation committee made a determination that the fair market value of our common stock was $1.25 per share as of August 31, 2007 after applying the 20% lack of marketability discount and taking into consideration the valuation as well as other factors, including those identified in “—Background” above.

On September 12, 2007, certain of our executives sold an aggregate 2,850,000 shares of our common stock to entities affiliated with Blue Run Ventures, one of our greater than 5% beneficial owners, for approximately $5.0 million, or $1.75 per share. In connection with this transaction, our preferred shareholders amended our investors’ rights to provide registration rights for these shares of common stock.

In connection with the preparation of the consolidated financial statements included in this prospectus, our board of directors assessed the fair value of our common stock to determine whether there was a compensatory element in our historical options. As discussed above, valuations were performed as of December 31, 2005, December 31, 2006, July 31, 2007 and August 31, 2007. During the first seven months of 2007, we granted options to purchase our common stock at dates that fell between the dates of the valuations performed by our board of directors. In those instances, we granted awards with an exercise price equal to the per-share fair market value most recently determined by our board of directors. Subsequently, our board of directors determined that a 10% lack of marketability discount on the July 31 and August 31, 2007 valuations would be appropriate and that the fair value of our common stock had continued to increase during the first seven months of 2007 to $1.13 per share as of July 31, 2007, and from there to $1.40 per share as of August 31, 2007 and to $1.49 as of September 7, 2007. The board of directors reached this conclusion based on a number of factors, including the initiation of the process for this offering and the request for proposals from several investment banks, and the addition of key management team personnel, in anticipation of becoming a public company, including our chief financial officer in April 2007, a vice president, general counsel in June 2007, and a vice president, finance and controller in July 2007, and an executive vice president sales and marketing in August 2007. In addition, the board of directors took into consideration the September 12, 2007 sale of common stock by certain of our executives to third parties at a per share price of $1.75. A portion of the sale price of these shares was attributable to registration rights that are not generally available to holders of common stock. As a result, the board of directors estimate of the fair value of our common stock was less than the sale price. Given that we were experiencing continued increases in revenue during the intervening periods, and that industry and market conditions remained stable, such interpolations resulted in progressions to the fair value of our common stock that were essentially linear between the valuation dates as there were no individually significant factors impacting fair value. As a result, the stock options we have granted since February 2007 had an exercise price less than the subsequently estimated fair value of the common stock at the date of grant, which is included in the options’ SFAS 123(R) fair value determination.

Information on stock options granted during the year ended December 31, 2006 and year to date as of September 30, 2007 is summarized as follows:

Date of Grant	Number of Options Granted	Exercise Price	Estimated Fair Value per Common Share	Intrinsic Value per Option Share
February 8, 2006	1,854,000	$0.25	$0.25	$—
April 28, 2006	597,500	0.25	0.25	—
July 14, 2006	827,500	0.25	0.25	—
September 1, 2006	1,003,500	0.50	0.50	—
October 19, 2006	315,500	0.50	0.50	—
December 5, 2006	189,500	0.50	0.50	—
February 28, 2007	3,871,000	0.55	0.62	0.07
April 20, 2007	1,624,500	0.55	0.76	0.21
May 29, 2007	150,000	0.55	0.88	0.33
June 18, 2007	915,000	0.55	0.96	0.41
August 31, 2007	3,922,000	1.25	1.40	0.15
September 7, 2007	190,000	1.43	1.49	0.06

Convertible Preferred Stock Warrants

In connection with our entry into convertible loan agreements in August 2000 and 2002, we issued warrants exercisable to acquire shares of our convertible preferred stock. Prior to July 1, 2005, we recorded the estimated fair value of each of these warrants as a component of equity, with charges to interest expense recorded over the life of the debt or lease agreement with respect to which the warrant was issued.

In June 2005, the FASB issued FSP No. 150-5, which affirms that freestanding warrants relating to redeemable shares are liabilities that should be recorded at fair value. We adopted FSP No. 150-5 as of July 1, 2005 and recorded a cumulative effect of change in accounting principle of $203,000 to reflect the change in the estimated fair value of the convertible preferred stock warrants as of that date. We recorded warrant charges of $521,000 in 2006 and $346,000 in the nine months ended September 30, 2007 to reflect increases in the fair value of the convertible preferred stock warrants during those periods. In August 2007 the convertible preferred stock warrants related to the Series A and B preferred stock expired. This resulted in a reduction of $177,000 to the recorded liability with a corresponding decrease to the warrant charge for the nine months ended September 30, 2007. In September 2007, holders of Series C warrants exercised 373,259 warrants for a total purchase price of $100,000.

We estimated the fair value of the convertible preferred stock warrants at the respective balance sheet dates using the Black-Scholes option valuation model. This model utilizes as inputs the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends and expected volatility of the price of the underlying convertible preferred stock. The estimated fair value of the convertible preferred stock and the expected volatility were determined on a basis consistent with the valuation methodologies described above in “— Valuation of Common Stock.” These convertible preferred stock warrants are subject to revaluation at each future reporting period and changes in the fair value of the warrants will be recognized as a component of other income (expense) until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the consummation of an initial public offering, at which time the warrant liability will be reclassified into additional paid in capital.

Results of Operations

The following table sets forth selected statements of operations data for 2004, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007 indicated as percentages of revenues.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
Revenues	100%	100%	100%	100%	100%

Operating expenses:
Cost of operations and support (exclusive of amortization of intangible assets)	26.5	26.2	28.9	28.1	31.9
Cost of services	9.2	11.9	16.0	17.3	14.3
Engineering and product development	12.8	14.4	14.6	14.7	17.7
Sales and marketing	39.3	35.5	31.9	33.5	28.0
General and administrative	15.2	12.4	14.0	14.4	14.0
Amortization of intangible assets	—	0.2	2.5	2.6	1.9

Total operating expenses	103.0	100.6	107.9	110.6	107.8

Loss from operations	(3.0)	(0.6)	(7.9)	(10.6)	(7.8)
Total other income (expense), net	(0.3)	(0.4)	(1.9)	(1.7)	(1.5)

Net loss before cumulative effect of change in accounting principle	(3.3)	(1.0)	(9.8)	(12.3)	(9.3)
Cumulative effect of change in accounting principle	—	(0.6)	—	—	—

Net loss	(3.3)%	(1.6)%	(9.8)%	(12.3)%	(9.3)%

Comparison of Nine Months Ended September 30, 2006 and 2007

	Nine Months Ended September 30,				Period-Over- Period Change
	2006		2007
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage
	(Dollars in thousands)
Revenues	$36,457	100.0%	$49,219	100.0%	$12,762	35.0%

Revenues.     Of the $12.8 million increase in revenues, $11.6 million was attributable to increases in the number of applications utilized by, and increased notification activity from, customers from whom we derived revenues in both periods, which we refer to as existing customers. In addition, $1.2 million was attributable to revenues derived from new customers. For the nine months ended September 30, 2006 and 2007, Bank of America and its affiliates represented 12% and 11% of revenues, respectively.

	Nine Months Ended September 30,				Period-Over- Period Change
	2006		2007
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage
	(Dollars in thousands)
Cost of operations and support (exclusive of amortization of intangible assets)	$10,238	28.1%	$15,721	31.9%	$5,483	53.6%
Cost of services	6,310	17.3	7,055	14.3	745	11.8
Engineering and product development	5,351	14.7	8,732	17.7	3,381	63.2
Sales and marketing	12,223	33.5	13,752	28.0	1,529	12.5
General and administrative	5,247	14.4	6,875	14.0	1,628	31.0
Amortization of intangible assets	940	2.6	940	1.9	—	—

Total operating expenses	$40,309	110.6%	$53,075	107.8%	$12,766	31.7%

Cost of Operations and Support.    Cost of operations and support increased faster than revenues due to increased capacity and additions to our operations and customer management teams in anticipation of continued growth in notification volumes and support requirements. Of the $5.5 million increase in cost of operations and support, $2.5 million was attributable to increased employee compensation and benefits as we increased headcount from 29 employees at September 30, 2006 to 52 at September 30, 2007 (including 15 new customer management employees). Telephony and hosting costs increased by $1.8 million due to increased notification activities for our customers. Of the remaining increase, $1.1 million was attributable to additional depreciation expense and occupancy costs due to investments in our data centers.

Cost of Services.    Cost of services increased by $746,000. Employee compensation and benefits increased by $327,000 because we increased headcount from 47 employees at September 30, 2006 to 63 at September 30, 2007. Occupancy costs accounted for $348,000 of the increase. Cost of services reflects a net amortization of deferred service costs of $184,000 more than the amount that we capitalized in the nine months ended September 30, 2007 compared to the same period in 2006. In addition, travel and entertainment and outside professional service fees decreased by a total of $115,000.

Engineering and Product Development.    Engineering and product development expenses increased faster than revenues due to investments in development projects, to perform maintenance on our platform, as well as add additional reports to meet the needs of our customers and to enhance our quality assurance capabilities. Engineering and product development expenses increased by $3.4 million. Employee compensation and benefits increased by $3.6 million as we increased headcount from 40 at September 30, 2006 to 51 at September 30, 2007. We increased the size of our engineering team in connection with our continued development and improvement of our platform and to allow us to conduct appropriate levels of quality control. Occupancy costs accounted for $278,000 of the increase. Offsetting these increases were reductions in professional engineering services totalling $410,000 and in travel and entertainment, and other expenses totaling $90,000.

Sales and Marketing.    Sales and marketing expenses increased by $1.5 million. Headcount decreased to 77 employees at September 30, 2007 from 92 employees at September 30, 2006, as a result of consolidation efforts following our acquisition of Envoy; however, employee compensation and benefits increased by $791,000, due in part to increased commissions related to higher revenues. We experienced a $553,000 increase in rebranding and marketing program expenses related to increased tradeshow, promotional and advertising activities and a $142,000 increase in professional services fees. These increased expenses were offset by a $137,000 decrease in travel and entertainment expenses.

General and Administrative.    General and administrative expenses increased by $1.6 million. Employee compensation and benefits increased by $1.7 million as we increased headcount from 23 at September 30, 2006 to 33 at September 30, 2007. Included in employee compensation and benefits was stock-based compensation expenses of $415,000 for the nine months ended September 30, 2007 compared to $9,000 for the nine months ended September 30, 2006. The additional employee-related expenses and professional services fees were primarily the result of our ongoing efforts to build our legal, financial, human resources and information technology functions to support the growth of our business. Certain of our services may be subject to sales and other local taxes. During the nine months ended September 30, 2007, we provided $265,000 for this obligation. Outside professional service costs increased by $233,000 period over period due to accounting and outside consultant fees incurred in preparation for this offering. Occupancy costs allocated to general and administrative expenses decreased by $814,000, due to headcount in general and administrative groups increasing at a lower rate than other operating categories while total occupancy costs also increased at a lower rate.

Amortization of Intangible Assets.    Amortization of assets related to our acquisition of Envoy were $940,000 for each of the nine months ended September 30, 2006 and 2007, respectively.

	Nine Months Ended September 30,				Period-Over- Period Change
	2006		2007
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage
	(Dollars in thousands)
Loss from operations	$(3,852)	(10.6)%	$(3,856)	(7.8)%	$(4)	(0.1)%

Other income (expense), net:
Interest income	101.3		185.4		84	83.2
Interest expense	(361)	(1.0)	(720)	(1.5)	(359)	(99.4)
Change in fair value of convertible preferred stock warrant liability	(391)	(1.0)	(169)	(0.4)	222	56.8
Other, net	5	—	—	—	(5)	(100.0)

Total other income (expense), net	(646)	(1.7)	(704)	(1.5)	(58)	(9.0)

Net loss	$(4,498)	(12.3)%	$(4,560)	(9.3)%	$(62)	(1.4)%

Other Income (Expense), Net.    Other income (expense), net increased by $58,000 for the nine months ended September 30, 2007 as compared to the same period in 2006. The increase was primarily due to an increase in interest expense as a result of higher average borrowings in the nine months ended September 30, 2007 compared to the same period in 2006. In the nine months ended September 30, 2007, we recorded a charge of $346,000 to reflect the change in the fair value of our convertible preferred stock warrants as compared to a charge of $391,000 for the same period in 2006. In August 2007 the convertible preferred stock warrants related to Series A and B preferred stock expired. This resulted in a reduction of $177,000 to the recorded liability with a corresponding decrease to the charge for the nine months ended September 30, 2007.

Comparison of Years Ended December 31, 2005 and 2006

	Year Ended December 31,				Year-to-Year Change
	2005		2006
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage
	(Dollars in thousands)
Revenues	$29,738	100.0%	$50,914	100.0%	$21,176	71.2%

Revenues.    Of the $21.2 million increase in revenues, $10.0 million resulted from the acquisition of Envoy, and $2.8 million was attributable to revenues derived from new customers. The remainder of the increase was due to increased usage of our services as a result of the deployment of additional applications utilized by, and increased notification activity from, existing customers. For the year ended December 31, 2006, Bank of America and its affiliates accounted for 11% of our revenues. For the year ended December 31, 2005, Bank of America and its affiliates accounted for 25% of our revenues and Citigroup and its affiliates accounted for 16%.

	Year Ended December 31,				Year-to-Year Change
	2005		2006
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage
	(Dollars in thousands)
Cost of operations and support (exclusive of amortization of intangible assets)	$7,792	26.2%	$14,711	28.9%	$6,919	88.8%
Cost of services	3,526	11.9	8,150	16.0	4,624	131.1
Engineering and product development	4,276	14.4	7,408	14.6	3,132	73.2
Sales and marketing	10,569	35.5	16,228	31.9	5,659	53.5
General and administrative	3,678	12.4	7,202	14.0	3,524	95.8
Amortization of intangible assets	85	0.2	1,254	2.5	1,169	1,375

Total operating expenses	$29,926	100.6%	$54,953	107.9%	$25,027	83.6%

Cost of Operations and Support.    Cost of operations and support increased faster than revenues due to growth of our customer management team and, to a lesser degree, our operations team as we expanded capacity in anticipation of continued future growth in notification volumes and support requirements. Of the $6.9 million increase in cost of operations and support, $3.2 million was due to increased telephony and hosting costs resulting from increased notification activities for our customers, and $2.2 million was attributable to increased employee compensation and benefits as we increased headcount from 13 employees at December 31, 2005 to 41 at December 31, 2006 (including 18 new customer management employees). Of the remaining increase, $1.2 million was attributable to additional depreciation related to capital investments in our data centers and occupancy costs. In addition, professional engineering services expenses increased by $221,000 over the prior year.

Cost of Services.    Cost of services grew more rapidly than revenues as a result of our decision to add staff to support customer integration projects and to build more efficient tools to integrate our applications with our customers’ systems. Cost of services increased by $4.6 million due primarily to a $5.0 million increase in employee compensation and benefits as we increased headcount from 26 employees at December 31, 2005 to 53 at December 31, 2006. Occupancy costs and travel expenses contributed $321,000 and $171,000, respectively, to the increase. These increases were offset in part by the net capitalization of $876,000 more in professional services costs in 2006 as compared to the same period in 2005.

Engineering and Product Development.    Of the $3.1 million increase in engineering and product development expense, $2.7 million was attributable to increased employee compensation and benefits as we increased headcount from 30 at December 31, 2005 to 41 at December 31, 2006 (including five new employees in connection with our acquisition of Envoy). We increased the size of our engineering team in connection with our continued routine enhancements to our platform for reporting and data routing and to allow us to conduct appropriate levels of quality control. In addition, professional engineering services expenses increased by $224,000 and occupancy costs increased by $90,000.

Sales and Marketing.    Of the $5.7 million increase in sales and marketing expenses, $3.4 million was attributable to increased employee compensation and benefits as we increased headcount from 61 employees at December 31, 2005 to 95 employees at December 31, 2006 (including 26 new employees in connection with the acquisition of Envoy). We also incurred a $930,000 increase in marketing program expenses related to increased tradeshow, promotional and advertising activities and a related $856,000 increase in travel and entertainment expenses. Occupancy costs increased by $406,000 as a result of a higher number of employees.

General and Administrative.    General and administrative expenses grew faster than revenues due to increased headcount necessary to support the growth of our business and an increase in outside professional service fees. Of the $3.5 million increase in general and administrative expenses, $1.9 million was attributable to employee compensation and benefits as we increased headcount from 14 at December 31, 2005 to 21 at December 31, 2006. The headcount growth relates to increases in our finance, human resource, information technology and administrative functions to support the growth of our business. Outside professional service expenses increased by $535,000 as a result of increases in audit, tax and legal services and a $210,000 increase in Washington state business and occupation taxes. Occupancy costs allocated to general and administrative expenses increased by $904,000 due to rent and other costs associated with the expansion of our facilities.

Amortization of Intangible Assets.    Amortization of intangible assets related to our acquisition of Envoy were $1.3 million for the year ended December 31, 2006 as compared to $85,000 for 2005, as the acquisition closed in December 2005.

	Year Ended December 31,				Year-to-Year Change
	2005		2006
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage
	(Dollars in thousands)
Loss from operations	$(188)	(0.6)%	$(4,039)	(7.9)%	$(3,851)	2,048.0%

Other income (expense), net:
Interest income	163	0.5	136	0.2	(27)	(16.6)
Interest expense	(198)	(0.7)	(576)	(1.1)	(378)	190.9
Change in fair value of convertible preferred stock warrant liability	(35)	(0.1)	(521)	(1.0)	(486)	1,388.6
Other, net	(29)	(0.1)	5	—	34	(117.2)

Total other income (expense), net	(99)	(0.4)	(956)	(1.9)	(857)	865.7

Net loss before cumulative effect of change in accounting principle	(287)	(1.0)	(4,995)	(9.8)	(4,708)	1,640.4
Cumulative effect of change in accounting principle	(203)	(0.6)	—	—	203	(100.0)

Net loss	$(490)	(1.6)%	$(4,995)	(9.8)%	$(4,505)	919.4%

Other Income (Expense), Net.    Other income (expense), net increased by $857,000 primarily due to a charge of $521,000 to reflect the increase in the fair value of the convertible preferred stock warrant, which represents a $486,000 increase in 2006 relative to the charge in 2005, and a $378,000 increase in interest expense in 2006 relative to 2005 as a result of higher average borrowings and interest rates on our borrowings in 2006 compared to the same period in 2005.

Cumulative Effect of Change in Accounting Principle.    Upon adoption of FSP No. 150-5 on July 1, 2005, we reclassified the fair value of our freestanding convertible preferred stock warrants from equity to a liability and recorded a cumulative charge from the change in accounting principle of $203,000.

Comparison of Years Ended December 31, 2004 and 2005

	Year Ended December 31,				Year-to-Year Change
	2004		2005
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage
	(Dollars in thousands)
Revenues	$16,192	100.0%	$29,738	100.0%	$13,546	83.7%

Revenues.    Of the $13.5 million increase in revenues, $9.3 million was due to increased usage of our services as a result of the deployment of additional applications utilized by, and increased notification activity from, existing customers, and $4.2 million was attributable to revenues derived from new customers, including approximately $521,000 related to the acquisition of Envoy in December 2005. For the year ended December 31, 2005, one customer accounted for 25% of our revenues and another customer accounted for 16% of our revenues. For the year ended December 31, 2004, Citigroup and its affiliates accounted for 23% of our revenues, Bank of America and its affiliates accounted for 22% of our revenues, and Medco accounted for 13% of our revenues.

	Year Ended December 31,				Year-to-Year Change
	2004		2005
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage
	(Dollars in thousands)
Cost of operations and support (exclusive of amortization of intangible assets)	$4,285	26.5%	$7,792	26.2%	$3,507	81.8%
Cost of services	1,484	9.2	3,526	11.9	2,042	137.6
Engineering and product development	2,066	12.8	4,276	14.4	2,210	107.0
Sales and marketing	6,367	39.3	10,569	35.5	4,202	66.0
General and administrative	2,474	15.2	3,678	12.4	1,204	48.7
Amortization of intangible assets	—	—	85	0.2	85	*

Total operating expenses	$16,676	103.0%	$29,926	100.6%	$13,250	79.5%

*	Not meaningful

Cost of Operations and Support.    Of the $3.5 million increase in cost of operations and support, $2.4 million was attributable to telephony, network and hosting costs due to increased notification activities for our customers. Depreciation due to investments in our data center and occupancy costs increased by $644,000. Of the remaining increase, $358,000 was attributable to employee compensation and benefits as we increased headcount from six employees at December 31, 2004 to 13 at December 31, 2005 to support the growth in revenues.

Cost of Services.    Cost of services grew faster than revenues because of less costs being capitalized and increases to our professional services staff in anticipation of additional integration projects. Of the $2.0 million increase in cost of services, $1.4 million related to increased employee compensation and benefits as we increased headcount from 16 employees at December 31, 2004 to 26 at December 31, 2005 to support our customer integration projects. Amortization of capitalized professional services costs exceeded amounts capitalized by $316,000. We incurred an additional $152,000 in occupancy costs in the year ended December 31, 2005 compared to the prior year and a $119,000 increase in professional fees related to voice talent recordings.

Engineering and Product Development.    Engineering and product development expenses increased faster than revenues due to the expansion of our offerings to new industry sectors. Of the $2.2 million increase in engineering and product development expenses, $1.7 million was attributable to employee compensation and benefits as we increased headcount from 12 at December 31, 2004 to 30 at December 31, 2005. We increased the size of our engineering team in connection with our continued maintenance on our platform as well as routine enhancements to customer templates and scheduling and call management applications development and improvement of our platform and to allow us to conduct appropriate levels of quality control. Of the remaining increase, approximately $386,000 was attributable to increases in professional engineering services expenses and $102,000 was attributable to an increase in occupancy costs.

Sales and Marketing.    Of the $4.2 million increase in sales and marketing expenses, $2.8 million was attributable to increased employee compensation and benefits as we increased headcount from 38 at December 31, 2004 from 61 at December 31, 2005. In addition, marketing expenses increased by $459,000 as a result of increased participation in tradeshows and increased promotional activities, travel and entertainment expenses increased by $375,000, and occupancy-related costs increased by $368,000.

General and Administrative.    Of the $1.2 million increase in general and administrative costs, $636,000 was attributable to employee compensation and benefits as we increased headcount from 10 employees at December 31, 2004 to 14 employees at December 31, 2005 to support the growth of our business. We also experienced a $225,000 increase in Washington state business and occupation taxes. The remainder of the increase was primarily attributable to various expenses, including increases in corporate events, outside professional fees and travel and entertainment. Occupancy costs allocated to general and administrative expenses increased by $212,000 due to rent, depreciation and other costs associated with the expansion of our facilities.

Amortization of Intangible Assets.    Amortization of intangible assets related to our acquisition of Envoy were $85,000 for the year ended December 31, 2005 as compared to none for 2004, as the acquisition closed in December 2005.

	Year Ended December 31,				Year-to-Year Change
	2004		2005
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage
	(Dollars in thousands)
Loss from operations	$(484)	(3.0)%	$(188)	(0.6)%	$296	(61.2)%

Other income expense, net:
Interest income	81	0.6	163	0.5	82	101.2
Interest expense	(138)	(0.9)	(198)	(0.7)	(60)	43.5
Change in fair value of convertible preferred stock warrant liability	—	—	(35)	(0.1)	(35)	*
Other, net	—	—	(29)	(0.1)	(29)	*

Total other income (expense), net	(57)	(0.3)	(99)	(0.4)	(42)	73.7

Net loss before cumulative effect of change in accounting principle	(541)	(3.3)	(287)	(1.0)	254	(47.0)
Cumulative effect of change in accounting principle	—	—	(203)	(0.6)	(203)	100.0

Net loss	$(541)	(3.3)%	$(490)	(1.6)%	$51	(9.4)%

Other Income (Expense), Net.    The $42,000 increase in other expense was primarily due to an increase in interest expense as a result of higher average interest rates on our borrowings in 2005 and other expenses compared to the same period in 2004, which was partially offset by an increase in interest income in 2005 relative to 2004 as a result of a higher average balance of cash and cash equivalents.

Cumulative Effect of Change in Accounting Principle.    Upon adoption of FSP No. 150-5 on July 1, 2005, we reclassified the fair value of our convertible preferred stock warrants from shareholders’ deficit to a liability and recorded a cumulative charge from the change in accounting principle of $203,000.

Quarterly Results of Operations

The following table sets forth our unaudited condensed consolidated quarterly statement of operations data in dollars and as a percentage of total revenues for each of the seven most recent quarters in the period ended September 30, 2007. This information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the information for the quarters presented. You should read these data together with our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	Quarter Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007
	(In thousands)
Revenues	$11,176	$11,990	$13,291	$14,457	$15,657	$15,972	$17,590

Operating expenses:
Cost of operations and support (exclusive of amortization of intangibles)	3,241	3,315	3,682	4,473	4,928	5,456	5,337
Cost of services	1,948	2,104	2,258	1,840	2,080	2,315	2,660
Engineering and product development	1,689	1,699	1,963	2,057	2,633	2,956	3,143
Sales and marketing	4,036	4,062	4,125	4,005	4,778	4,425	4,549
General and administrative	1,651	1,756	1,840	1,955	2,102	1,998	2,775
Amortization of intangible assets	313	314	313	314	313	313	314

Total operating expenses	12,878	13,250	14,181	14,644	16,834	17,463	18,778

Loss from operations	(1,702)	(1,260)	(890)	(187)	(1,177)	(1,491)	(1,188)
Total other income (expense), net	(186)	(191)	(269)	(310)	(264)	(285)	(155)

Net loss	$(1,888)	$(1,451)	$(1,159)	$(497)	$(1,441)	$(1,776)	$(1,343)

	Quarter Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007
	(Percentages of revenues)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Operating expenses:
Cost of operations and support (exclusive of amortization of intangibles)	29.0	27.6	27.7	31.0	31.5	34.1	30.3
Cost of services	17.4	17.5	17.0	12.7	13.3	14.5	15.1
Engineering and product development	15.1	14.2	14.8	14.2	16.8	18.5	17.9
Sales and marketing	36.1	33.9	31.0	27.7	30.5	27.7	25.9
General and administrative	14.8	14.7	13.8	13.5	13.4	12.5	15.8
Amortization of intangible assets	2.8	2.6	2.4	2.2	2.0	2.0	1.8

Total operating expenses	115.2	110.5	106.7	101.3	107.5	109.3	106.8

Loss from operations	(15.2)	(10.5)	(6.7)	(1.3)	(7.5)	(9.3)	(6.8)
Total other income (expense), net	(1.7)	(1.6)	(2.0)	(2.1)	(1.7)	(1.8)	(0.8)

Net loss	(16.9)%	(12.1)%	(8.7)%	(3.4)%	(9.2)%	(11.1)%	(7.6)%

Our operating results may fluctuate due to a variety of factors. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. Our quarterly results may not be indicative of the results of operations for a full year or any future period. For example, for the fourth quarter of 2006 relative to the third quarter of 2006, the cost of services decreased primarily due to an increase in the net capitalized professional service costs and sales and marketing expenses decreased as a result of headcount consolidation efforts following our acquisition of Envoy.

Our quarterly results are influenced by seasonal factors which affect our customers’ use of our solutions. For example, our financial services customers typically experience higher notification activity in the first quarter of each year primarily due to increased credit card activity and defaults related to holiday-season expenditures. In addition, our utility customers generally experience higher notification activities in the fourth quarter related to larger customer bills due to adverse winter weather conditions and higher collection activities associated with the larger customer bills.

Revenues have been sequentially higher for each quarter due primarily to increasing notification activity and product penetration within our existing customers, and to a lesser extent from the increases to our customer base as a result of our selling efforts.

Total operating expenses have increased sequentially in each quarter, principally as the result of increases in employee compensation costs attributable to increased headcount and increased facility costs. Total operating expenses as a percentage of revenues have varied due to the timing of additions to headcount, the increases in telephony and network capacity as well as timing of increases to the size of our facilities. We have made significant investments in engineering and product development, cost of operations and support and cost of services in support of existing requirements and in advance of anticipated future growth.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily with proceeds from issuances of convertible preferred stock, borrowings under credit facilities and cash flow from operations. We have raised $33.5 million in net proceeds through sales of shares of our Series A, B and C convertible preferred stock between 2000 and 2002. We have also funded our operations through debt financings. See “—Debt Obligations” for a more detailed description of our indebtedness. As of September 30, 2007, we had cash and cash equivalents of $1.2 million and accounts receivable of $15.4 million and outstanding indebtedness of $10.3 million.

Our future working capital requirements will depend on many factors, including the rate of our revenue growth, introduction of new applications and complementary services for our on-demand solutions and our expansion of engineering and product development and sales and marketing activities. To the extent our cash and cash equivalents, cash flow from operating activities and the net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies and products. If additional funding is required, we may not be able to obtain financing on terms acceptable to us or at all.

Cash Flow Analysis

Comparison of nine months ended September 30, 2006 and September 30, 2007.    The following table presents a summary of our cash flows and beginning and ending cash balances for the nine months ended September 30, 2006 and 2007 (unaudited):

	Nine Months Ended September 30,
	2006	2007
	(In thousands)
Cash used in operating activities	$(2,129)	$(1,078)
Cash used in investing activities	(1,442)	(2,176)
Cash provided by financing activities	3,641	395

Net increase (decrease) in cash and cash equivalents	70	(2,859)
Cash and cash equivalents at beginning of period	3,283	4,070

Cash and cash equivalents at end of period	$3,353	$1,211

Our operating cash inflows primarily consist of payments received from our customers. Our operating cash outflows primarily consist of employee salaries, payments to vendors directly related to telephony, rent expense, sales, marketing, administrative costs, and systems development and programming costs. Cash used in operations was $2.1 million for the nine months ended September 30, 2006 due to the net loss from operations and an increase in accounts receivable, offset in part by non-cash expenses of depreciation and amortization. Cash used in operating activities was $1.1 million for the nine months ended September 30, 2007 due to the net loss from operations adjusted for non-cash expenses, which include depreciation, amortization and stock-based compensation that total $4.9 million, offset by an increase in net operating assets of $1.4 million.

Purchases of property and equipment totaled $2.9 million for the nine months ended September 30, 2006 compared to $2.2 million for the same period in 2007. These amounts consisted mainly of computer equipment and software purchases, and leasehold improvements. During the nine months ended September 30, 2006, we received $1.5 million in cash from maturities of marketable securities.

Proceeds from financing activities during each of the nine months ended September 30, 2006 and 2007 consisted mainly of proceeds from borrowings and, to a lesser degree, proceeds from the issuance of stock from the exercise of stock options and warrants. Proceeds from borrowings on our financing arrangements totaled $1.0 million. Additionally, we entered into a financing arrangement of $1.2 million for software licenses during the nine-month period ended September 30, 2007. Proceeds from financing activities were offset by principal payments on borrowings of $1.1 million. During the nine-month period ended September 30, 2007, principal payments on borrowings accounted for the majority of the remaining cash outflows from financing activities.

Comparison of years ended December 31, 2004, 2005 and 2006.    The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,
	2004	2005	2006
	(In thousands)
Cash (used in) provided by operating activities	$(604)	$2,571	$(2,128)
Cash used in investing activities	(6,389)	(2,934)	(2,529)
Cash provided by financing activities	1,411	1,092	5,444

Net (decrease) increase in cash and cash equivalents	(5,582)	729	787
Cash and cash equivalents at beginning of period	8,136	2,554	3,283

Cash and cash equivalents at end of period	$2,554	$3,283	$4,070

The use of cash in 2004 was due to a net loss of $541,000 adjusted for non-cash expenses which are primarily comprised of depreciation and amortization of $1.3 million and reduced by a decrease in working capital of $1.3 million. The use of cash in 2006 was due to a net loss of $5.0 million adjusted for non-cash expenses of $5.5 million and reduced by a decrease in operating assets and liabilities of $2.6 million. During the year ended December 31, 2005, operating activities generated $2.6 million in cash. The cash provided by operating activities during 2005 was the result of a net loss of $490,000 adjusted for non-cash expenses of depreciation, amortization and change in convertible preferred stock warrant liability totaling $2.3 million and a working capital decrease of $735,000, as a result of increases in accrued expenses, deferred revenue and deferred rent offsetting increases in accounts receivable.

Purchases of property and equipment totaled $2.8 million in 2004 compared to $4.9 million in 2005 and $4.0 million in 2006. These amounts consisted mainly of computer equipment, software purchases, and leasehold improvements. During the years ended December 31, 2004, 2005 and 2006, we received cash of $1.3 million, $4.7 million and $1.5 million, respectively from maturities of marketable securities. Purchases of marketable securities were $4.8 million and $2.7 million for the years ended December 31, 2004 and 2005 respectively.

Our financing activities provided $1.4 million in 2004, $1.1 million in 2005, and $5.4 million in 2006. Proceeds from financing activities during these periods consisted mainly of proceeds from borrowings to fund continued growth in our operations and, to a lesser extent, proceeds from the issuance of stock from the exercise of stock options. During the year ended December 31, 2004, we incurred $2.0 million in borrowings under a term loan. During 2005, we borrowed $2.0 million pursuant to our equipment term loan and assumed a $738,000 term loan and a $348,000 capital lease obligation in connection with the acquisition of Envoy. During 2006, we incurred $2.0 million of revolver borrowings and $5.7 million in term loan borrowings pursuant to our loan and security agreement. Payments made on our borrowings were $585,000, $1.1 million and $2.3 million, and accounted for the cash outflows from financing activities for the years ended December 31, 2004, 2005 and 2006, respectively.

Capital Expenditures

In recent years, we have made capital expenditures primarily to acquire computer hardware and software and, to a lesser extent, furniture and leasehold improvements to support the growth of our business. Our capital expenditures totaled $2.8 million, $4.9 million, and $4.0 million and $2.2 million in 2004, 2005, 2006 and for the nine months ended September 30, 2007, respectively. We intend to continue to invest in our infrastructure to ensure our continued ability to enhance our platform, introduce new features and complementary services, and maintain the reliability of our network. We also intend to make investments in computer equipment and systems and fixed assets as we expand our facilities and add personnel. Although our investment in capital in 2007 was below recent historical levels, we expect that it will increase over the next few years.

Debt Obligations

Loan and Security Agreement.     On April 28, 2006, we entered into a loan and security agreement with Ritchie Debt Acquisition Fund, Ltd., the predecessor to Blue Crest Venture Finance Master Fund Limited, the current lender, pursuant to which we incurred $5.7 million in term borrowings, and may, from time to time, incur borrowings under an accounts receivable revolving line of credit. The term loan borrowings must be repaid in 33 equal consecutive monthly installments after an initial nine-month interest only period and bear interest at a rate equal to the sum of 5.9% and the greater of (1) 4.81% and (2) the yield on Three-Year U.S. Treasury Notes on the date of the loan. In July 2007, the revolving line of credit was amended to increase the maximum amount of borrowings from $6.3 million to $16.0 million and the interest rate was reduced to the prime rate plus 1.5%. Our borrowings under the revolving line of credit are limited to a borrowing base equal to 85% of our accounts receivable (other than specified accounts) less reserves. The lender has broad discretion to lower the borrowing base, increase required reserves and thus reduce the amount we may borrow under the revolving line of credit. The revolving line of credit borrowings may be repaid and re-borrowed under the agreement with the entire unpaid principal amount to be paid in full on April 24, 2008. Our obligations under this agreement are collateralized by a security interest in our receivables, property and equipment, intangible assets and cash and investments.

In July 2007, we amended and restated our loan and security agreement with Blue Crest. Under the amended and restated loan and security agreement, we may borrow up to $5.7 million under term borrowings. The term loan bears interest at a rate equal to the sum of 5.9%, plus the greater of (a) 4.81% and (b) the yield on three-year U.S. Treasury Notes on the date of the loan and must be paid in 33 equal monthly installments after an initial nine-month interest only period. The amended and restated loan and security agreement also allows for revolving loan advances not to exceed the lesser of $16.0 million and 85% of the our eligible accounts receivable, as defined in the agreement. The revolving loan advances may be repaid and re-borrowed under the amended and restated loan and security agreement with the entire unpaid principal amount to be paid in full on July 30, 2009. Revolving loan advances bear interest at the rate equal to the prime rate plus 1.5%. The amended and restated loan and security agreement is collateralized by a security interest in our accounts receivable, property and equipment, intangible assets and cash and investments.

In connection with the amended and restated loan and security agreement, the we issued to Blue Crest a warrant to purchase 245,499 shares of our common stock at an exercise price of $1.22 per share. The warrant was immediately exercisable and expires the earlier of seven years from the date of the issuance and the consummation of an initial public offering by us. The fair value of the warrant was estimated using the Black-Scholes option pricing model and was recorded as a deferred issue cost and will be amortized into interest expense over the term of the borrowing facilities.

Equipment Term Loan.     On August 10, 2005, we entered into an equipment term loan with Silicon Valley Bank. Under this agreement, we may borrow up to $2.0 million in the aggregate. Our obligations under this agreement are collateralized by a security interest in the specific computer and office equipment and furniture and fixtures funded by the advances. Borrowings under this agreement bear interest at rates ranging from 10.00% to 10.75% per year and are required to be repaid in 36 equal consecutive monthly installments commencing the month following the date of incurrence. At September 30, 2007, outstanding borrowings under this agreement totaled $778,000.

Financing Arrangements.    In August 2007, we entered into a financing arrangement for the purchase of certain software licenses and related maintenance totaling $1.2 million. The arrangement specifies an initial payment of $200,000, then quarterly payments of $150,707, with the final payment due on July 1, 2009. At September 30, 2007, we had outstanding term loan borrowings of $5.2 million and outstanding revolving line of credit borrowings of $3.0 million. As of September 30, 2007, we could incur up to approximately $8.2 million of additional borrowings under the revolving line of credit.

We intend to repay our borrowings under the loan and security agreement and equipment term loan with a portion of the net proceeds of this offering.

Future Liquidity and Capital Resource Requirements

Based upon our current plans, we believe that our existing cash and cash equivalents, cash flow from operating activities and borrowing capacity under existing credit facilities, together with the net proceeds from this offering, will be sufficient to cover our estimated liquidity needs for at least the next 12 months. Over the next 12 months we anticipate capital expenditures of approximately $6.0 to $7.0 million for data center expansion as well as expansion of our corporate facilities.

Our future long-term capital requirements will depend on many factors, including our rate of revenue growth, the rate of expansion of our workforce, the timing and extent of our expansion into new markets, the timing of introductions of new functionality and enhancements to our platform, and the continued market acceptance of our services. Although we are not currently party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us, or at all.

Contractual Obligations

The following table summarizes certain of our contractual obligations under our debt obligations and payments under our facility lease obligations and purchase commitments, as of December 31, 2006:

	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(In thousands)
Principal on long-term debt	$3,611	$5,366	$—	$—	$8,977
Interest on long-term debt (1)	889	722	—	—	1,611
Operating leases	1,207	4,056	3,324	—	8,587
Capital leases	143	9	—	—	152

Total	$5,850	$10,153	$3,324	$—	$19,327

(1)	Interest calculations assume that the term loans would be repaid based on the contractual repayment schedules and interest rates and the borrowings under the revolving line of credit would remain at $2.0 million through a repayment date of April 24, 2008 at the current prime rate of 8.25% plus 1.75%.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS, No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115. SFAS No. 159 allows entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). The fair value option expands the ability of entities to select the measurement attribute for certain assets and liabilities. We will adopt SFAS No. 159 as of January 1, 2008. We are currently evaluating the impact, if any, that our adoption of SFAS No. 159 may have on our results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines the fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is encouraged, provided that we have not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We are currently evaluating the impact, if any, that our adoption of SFAS No. 157 may have on our results of operations and financial position.

Effects of Inflation

Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, the impact of inflation on replacement costs of equipment, cost of operations and support, cost of services and operating expenses, primarily employee compensation and benefits, may not be readily recoverable in the price of services offered by us.

Off-Balance-Sheet Arrangements

As of September 30, 2007, we did not have any significant off-balance-sheet arrangements.

Qualitative and Quantitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates.

At September 30, 2007, we had unrestricted cash and cash equivalents totaling $1.2 million. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents were held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income.

We are exposed to market risk from changes in interest rates with respect to our loan and security agreement with BlueCrest Venture Finance Master Fund Limited and an equipment term loan with Silicon Valley Bank, which have interest rates based on prime rates. There was $9.0 million outstanding as of September 30, 2007 under these agreements. Accordingly, we are exposed to potential losses related to increases in interest rates. A hypothetical one percent increase in the floating rate used as the basis for the interest charged under this agreement as of September 30, 2007 would result in an $90,000 increase in annualized interest expense assuming a constant balance outstanding of $9.0 million.

BUSINESS

Overview

We provide on-demand, interactive customer communications solutions and, based on our size, breadth of products and number of customers, believe that we are the leader in this market. Our solutions consist of software applications and services that enterprises use on an as-needed, or on-demand, basis to create, manage and deliver automated, personalized communications to their customers through multiple media channels including voice, email, SMS, pager, web and fax. Examples of such communications include flight cancellation notices, credit card fraud detection alerts, scheduling of service calls, customer service feedback surveys, medication adherence notifications and payment reminders. Customers are able to interact with enterprises by receiving and responding directly to important personalized information provided by our automated communications. Enterprises who use our solutions typically experience higher levels of customer loyalty and satisfaction and, as a result, our solutions enable these enterprises to enhance revenues and to reduce costs by improving their communications processes.

Our customer communications solutions span the customer lifecycle with applications for customer initiation, customer service, customer retention and collections. We also provide business continuity solutions, which consist of applications and services that organizations use to quickly and reliably communicate with employees and customers during inclement weather, disasters, network outages and other planned and unplanned incidents. Our applications provide our customers with significant incremental revenue benefits and help eliminate unnecessary costs by driving efficient, scalable and actionable communications.

We deploy our customer communications solutions on our computer infrastructure which has been designed to host multiple applications for numerous separate enterprises simultaneously. This multi-tenant platform currently hosts over 600 separate applications for over 320 organizations and handles on average over 3.5 million notifications, or discrete contacts by phone, email, SMS, pager, web or fax, each business day. Our solutions are connected to and tightly integrated with our customers’ IT systems and are thereby able to use existing customer data to create communications that are contextual and personalized.

We employ a software-as-a-service, or SaaS, model through which we deliver our applications and services on a fully-managed, as-needed basis. Our customers do not need to install, configure, manage or maintain any meaningful hardware, software or services in order to use our solutions. By providing our solutions to our customers on demand, our customers may use our solutions without incurring significant upfront expense and can easily add new applications and services over time. We offer a full range of managed services that allow us to design and implement the most effective solution and to regularly evaluate and optimize each customer’s applications. This fully-managed approach allows us to deliver superior results for our customers.

Based on our analysis of the usage of customer communications solutions and publicly available information regarding the industry sectors we target, we believe that the total addressable market in North America for interactive customer communications is in excess of $4.0 billion. We believe that on-demand solutions such as ours provide the functionality, flexibility, scalability and efficiency to best address this large and growing opportunity. We also believe that our ability to penetrate and address this market opportunity is enhanced by enterprises increasing their adoption of on-demand software. International Data Corporation, or IDC, a leading market research firm, estimates the worldwide software on-demand market to be $5.7 billion in 2007 and expects it to grow to $14.8 billion in 2011, representing a compound annual growth rate of 27%. IDC defines this market as software, services, and support offerings that are specifically built and designed for delivery over the Internet.

Over 320 organizations use our solutions, including more than 100 of the Fortune 1000. We target the largest and most sophisticated enterprises within key industry sectors, including financial services, telecommunications, utilities, healthcare and transportation, as well as government organizations. Our U.S. customers include six of the ten largest banks and financial services companies, four of the five largest wireless carriers, 25 utility companies, six of the top ten airlines, three of the top five pharmacy benefits management companies and over 25 government departments and agencies. An illustrative list of our large enterprise customers within these industries includes Alaska Airlines, Dell, Delta Air Lines, Deutsche Bank AG, DTE

Energy, Medco, SunTrust Mortgage, Time Warner Cable and UPS. Our customers typically broaden the deployment of our services across their organizations and increase the usage of our services by deploying additional applications and increasing the volume of notifications.

We typically enter into usage-based, one-to-three-year contracts with our customers. Our customers typically renew their contracts and a significant percentage of our revenues in any given period are derived from existing customers, and we expect this to continue. For example, during the nine months ended September 30, 2007, over 95% of our revenues were attributable to revenues from existing customers.

Our revenues grew from $16.2 million in 2004 to $29.7 million in 2005 and $50.9 million in 2006. In the nine months ended September 30, 2007, we generated $49.2 million of revenues compared to $36.5 million in the nine months ended September 30, 2006. We have incurred losses to date and had an accumulated deficit of approximately $33.4 million at September 30, 2007.

Industry Background and Trends

Enterprises must effectively communicate with their customers in order to remain competitive and, to achieve this, have traditionally used call centers staffed with large numbers of customer service agents who directly interact with customers over the phone. Call centers, however, have several drawbacks, particularly the cost of hiring, training and retaining quality agents and the difficulty of optimizing call centers to meet the demands of constantly changing call volumes. As a result, many call centers employ large agent workforces to handle peak call volumes, resulting in excess agent capacity during non-peak call volumes. Conversely, an insufficient number of agents can result in long customer wait times, hang-ups or busy signals, all of which lead to customer dissatisfaction and attrition.

Many companies have outsourced their call centers in the belief it would generate cost savings. However, a number of these companies have found that outsourcing does not consistently reduce overall costs and does not improve customer satisfaction. Companies have also tried to reduce costs by automating the way they communicate with customers or by using different communication methods. For example, in the 1980s enterprises began using computer systems that automated the dialing and distribution of calls and permitted consumers to use self-service options. In the 1990s, email and instant messaging, customer relationship management, or CRM, products and computer-telephony integration broadened the number of ways enterprises could communicate with their customers while attempting to enhance the customer experience through integration of these technologies.

While these approaches have improved upon the legacy call center concept, they have generally failed to meet the growing needs and demands of businesses and their customers for several reasons:

•

They tend to automate customer-initiated (inbound) rather than proactive (outbound) communications.     Existing solutions have typically been designed to reduce the burden on call center personnel by automating the handling of inbound calls or by offering automated communication alternatives to customers calling the call center. These existing solutions, however, are designed to react to inbound customer questions and concerns rather than actively managing customer relationships in ways that help enhance revenues and customer satisfaction.

•

They fail to meet individual customer needs.    Existing solutions tend to be stand-alone systems that do not integrate with existing enterprise IT systems. As a result, these solutions are generally unable to incorporate specific data on individual customers and fail to differentiate one customer issue from another. In addition, most of these legacy solutions do not maintain historical records of customer interactions, which can lead to frustrated customers who must repeat information during subsequent interactions. Because of these shortcomings, existing solutions do not provide contextualized or targeted communications, resulting in inefficient communications.

•

They are impersonal.    Use of legacy computer-generated systems such as interactive voice response systems can fail to understand voice requests, mispronounce names and other terms and often misroute calls, creating a frustrating user experience. Rather than interact with these impersonal systems, customers will often insist on reaching a live agent, eliminating any potential benefits of automation.

•

They do not intelligently route communications.    Many legacy solutions do not effectively integrate contacts with voice calling systems, and lack the ability to intelligently transfer an automated notification to an appropriate live agent for escalation and resolution. As a result, customers who interact with these systems often speak to multiple agents before resolving their issues. This lack of integration results in inefficient communications, wasted company resources and unsatisfied customers.

•

They lack a unified platform for multi-channel communications.    Many enterprises have deployed multiple individual systems for communicating with customers via different channels, such as live call centers, email contact systems, and websites. These individual systems tend to be separate and distinct from one another and are therefore unable to share or synchronize data. As a result, these systems cannot easily adapt communications to a customer’s preferred delivery channel.

•

They are costly and lack the ability to scale to meet the needs of large, complex enterprises.    The IT infrastructure and staff required to support in-house customer communications represent a substantial initial investment and ongoing costs for enterprises to deploy and operate. Further, many legacy approaches are inflexible and do not readily enable customers to self-serve, ultimately requiring call center agents to satisfy customer needs. As a result, existing approaches are unable to adapt to evolving communications initiatives or to handle large increases in traffic, requiring enterprises to purchase additional stand-alone systems and hire large numbers of new agents in order to meet high volumes of personalized customer communications.

•

They are exposed to technology risk.    Large enterprises invest substantial amounts of money in hardware and software systems that can quickly become outdated. As communications technologies continue to change and improve, such enterprises are increasingly exposed to the risk of obsolescence of their technologies and are forced to perform costly hardware or software upgrades.

Due to the shortcomings of legacy solutions, enterprises are seeking new technologies and services that enable proactive, actionable, automated customer communications to help strengthen customer loyalty and improve business performance.

Our Solution

We believe we are the leading provider of on-demand, interactive customer communications solutions, delivered through a fully-managed SaaS model. Enterprises use our solutions to automate processes required to deploy proactive, personalized communications to customers throughout the customer lifecycle. Our suite of applications provides automated communications for customer initiation, customer service, customer retention and collections. Examples of such communications include flight cancellations, credit card fraud detection, scheduling of service calls, customer service feedback surveys, medication adherence notifications and payment reminders. We also provide business continuity applications that enable organizations to quickly and reliably communicate with first responders and notify, inform and account for employees and customers in the event of planned and unplanned incidents. These communications can be delivered through multiple channels including voice, email, SMS, pager, web and fax or any combination thereof. By using our solutions, enterprises are able to deliver valuable information to the right individual at the right time and in the right form, which enables the recipient to take action in response to this information. As a result, our solutions help organizations across multiple industries enhance customer relationships, increase revenue, improve operational performance and reduce operating costs.

Our applications are hosted on our multi-tenant platform called Varolii Interact, which is capable of supporting hundreds of different applications simultaneously and executing millions of automated communications per day. We currently have over 600 applications deployed that result on average in over 3.5 million notifications each business day. We offer our solutions through an on-demand, fully-managed service, which enables our customers to easily deploy new communications initiatives while reducing their investments in technology, implementation services, and IT personnel, and also allows us to continually optimize our solutions for our customers.

Key benefits of our solution include:

•

Proactive, Actionable and Revenue Enhancing Customer Communications.    Our solutions enable enterprises to proactively contact customers with important information, rather than waiting for customers to contact call centers for information or to resolve problems. For example our technology platform might send outbound call or email to notify someone that a flight is delayed. Our solutions also incorporate self-service functions that enable customers to act upon the information they receive. For example, customers can make payments, schedule appointments, renew contracts, buy products and services, complete surveys, and verify account activity using our solutions. As a result, consumers that interact with our solutions are more informed, empowered, and connected to these organizations. Our solutions improve end-customer satisfaction and reduce costly inbound call volume, which helps our customers to meaningfully enhance revenues and reduce costs.

•

Personalized Customer Communications.    Our solutions leverage existing customer data that reside in various IT systems to provide detailed information that is specific to individual customers. In addition, we use professional voice talent in pre-recording a wide range of names, numbers, words and phrases to be used in our proactive voice notifications. As a result, the communications generated by our solutions provide more targeted information to customers and sound more natural than traditional automated communications, which increases customer response rates and satisfaction.

•

Intelligent Routing of Communications.    Our on-demand platform provides a flexible architecture that is able to deliver information and communications independent of our customers’ infrastructures. As a result, our solutions are able to intelligently route callers to the most appropriate system or individual. For example, our customers are able to automatically contact an individual regarding questionable credit card usage and enable self-service customer resolution or, if necessary, connect the individual with a fraud specialist. Our intelligent routing capabilities allow customers to receive more effective and efficient service which strengthens customer loyalty and optimizes enterprise resources.

•

Fully-Managed Service for Communications.    We offer our enterprise customers a full range of managed services that are focused on designing, implementing the most effective automated customer communications solutions. We collaborate with our customers to create customized applications that deliver measurable results that meet their specific communications needs. Drawing on the results of the customer interactions that we manage, we utilize analytical tools to evaluate these results and gain critical insights into customer behavior based on responses to our applications. With this analysis, we are able to fine-tune our applications and optimize the performance and effectiveness of our customers’ communications initiatives.

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Scalable Solution for Multi-Channel Communications.    Our platform is designed to scale to meet the communications needs of large and sophisticated enterprises. Our current customer base represents a range of U.S. industries, including six of the ten largest banks and financial services companies, four of the five largest wireless carriers, 25 utility companies, six of the top ten airlines, three of the top five pharmacy benefits management companies and over 25 government departments and agencies. We currently have over 600 applications deployed that result on average in over 3.5 million notifications each business day. In addition, our solution is designed to deliver communications through multiple channels, such as voice, email, SMS, pager, web and fax, which enables our customers to contact individuals by their preferred method. Finally, our business continuity solutions are capable of immediately delivering large volumes of notifications during a crisis.

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Flexible Integration and Ease of Implementation.    Our platform is built using open standards, such as Java and XML, which enables it to quickly and seamlessly integrate with our customers’ existing back office enterprise resource planning, CRM and call center systems. As a result, our solutions are able to fully integrate with and extend the value of our customers’ existing systems. Our on-demand delivery model allows us to deploy our solutions typically in three to six weeks, and in some cases within 24 hours, enabling our customers to quickly receive the benefits of automated communications.

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Low Total Cost of Ownership.    We deliver our solution through a fully-managed SaaS model. Because our customers do not need to install and maintain our applications, they are able to limit upfront investments in hardware and third-party software and systems and better leverage existing IT personnel. Our usage-based pricing model eliminates expensive software license and maintenance fees and provides our customers with predictable costs that scale with usage.

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Reduced Technology Risk.    Our on-demand platform allows our customers to immediately receive the benefits of ongoing improvements to our applications without having to invest in new software or implement costly and time consuming system upgrades. For example, as new communication channels such as email and SMS have become prevalent, we have been able to add these new channels seamlessly to our solutions, enabling customers to avoid re-architecture or replacement of their solutions. As technology changes our customers do not have to invest in additional infrastructure to support the services we provide.

We enable enterprises to deliver automated, actionable and customized communications that improve customer satisfaction and loyalty. Our solutions allow customers to generate higher revenue, reduce costs of customer and business continuity communications, and improve cash flow. As a result, our customers achieve significant and measurable returns on investments in our solutions.

Our Strategy

Our objective is to enhance our market leadership position by:

Increasing Our Existing Customers’ Use of Our Solutions.    Over 320 organizations use our solutions in a number of industries including financial services, telecommunications, utilities, healthcare and transportation, as well as government organizations. As customers gain experience with our solutions, they typically implement more of our applications and deploy our solutions at additional departments or business units. We will continue to collaborate closely with our customers to develop new applications that address their evolving requirements. We believe there is a significant growth opportunity in increasing sales of our solutions to our existing customers, selling new and additional solutions to these customers, and selling our solutions to additional constituencies within our existing customers’ organizations. We intend to continue to sell additional deployments of new and existing applications to our existing customer base and to encourage customers to increase their usage of deployed applications.

Selectively Targeting New Customers.    Our customers include more than 100 of the Fortune 1000 and we intend to continue to target the largest and most sophisticated enterprises within our selected industry sectors. We believe these potential customers can derive substantial, incremental benefits from our solutions and will act as valuable references as we target additional customers in each key industry sector. We also intend to selectively target new industry sectors as our business evolves. We believe we can accomplish these objectives through our direct sales force, which is our primary sales channel, and through our indirect channel partners. We have existing relationships with over 20 such partners and intend to selectively increase the number of these alliances.

Leveraging Our Domain Expertise.    Over the last seven years we have gained a deep understanding of the specific communication challenges facing our customers. We believe that the subject matter expertise we have developed will continue to allow us to tailor our solutions to address our customers’ specific needs. We intend to continue to develop and leverage our knowledge of our customers’ industries and insights from analyzing our existing operations in order to build innovative applications which will improve our solutions and expand our addressable end markets.

Bolstering Our Product Leadership Position.    We believe our technology platform, which was purposely built for on-demand customer communications, provides us with significant technology advantages. This platform is used by many of the largest and most sophisticated enterprises across a number of industry sectors. We intend to continue to invest in the scalability, performance, security and reliability of our existing technology platform in order to continue to increase the effectiveness of our solutions and extend our competitive advantages. We also intend to continue to invest in innovative technologies that will enhance the efficiency and the effectiveness of our platform.

Entering New Geographic Markets.    We believe substantial demand exists for our solutions in markets outside of North America, such as Europe, Asia and Latin America. In addition, many of our customers are large, multi-national enterprises who have significant customers and employees located outside North America. We currently provide automated communications solutions for these multi-national customers from our U.S. operations. We believe there is significant opportunity to further expand our markets by increasing our international presence to better serve global customer communications needs. We intend to make the necessary investments in our direct sales force and develop additional channel partnerships to strengthen our distribution capabilities in select markets where we believe there are meaningful near-term and long term growth opportunities.

Our Products and Services

We develop, host and deliver automated interactive communications solutions through our on-demand platform, Varolii Interact. We use Varolii Interact to deploy customer initiation, customer service, customer retention, collections and business continuity applications. These applications enable our corporate customers to proactively engage with their customers, to provide their customers with valuable information in a timely fashion and to empower them to take action.

Varolii Application Suites.    Our application suites are tailored for the specific industries in which our customers operate, including financial services, telecommunications, utilities, healthcare and transportation, as well as government organizations. Customers, according to their need, choose among a spectrum of existing pre-built applications or fully-customized applications that we tailor to meet their unique communications requirements.

The following table provides a summary of the types of applications we presently offer:

Application Suite	Description	Illustrative Examples
Customer Initiation	Applications that: • introduce or confirm the brand • confirm enrollment information • capture customer preferences • allow customers to respond to unclear information	• Welcome new customers • Verify service terms • Special instructions • Obtain missing information • Introduction to service confirmation
Customer Service

Applications that:

•   schedule appointments

•   inform customers of any impending problems or difficulties with service

•   seek customer feedback

•   protect consumers from fraudulent activity

•   improve medication adherence and patient wellness

•   Fraud notification

•   Customer survey

•   Shipment order status

•   Refill reminders

•   Health risk assessments

•   Appointment scheduling

•   Claim status

•   Loan status and origination

•   Flight status and cancellations

Customer Retention	Applications that: • manage the selling of additional goods and services to existing customers • inform customers about expiring services • deflect and manage unpredictable inbound call volumes	• Delivery scheduling • Account updates • Win-back • Service renewal • 401(k) rollover • Loan consolidation • Rate change notices • Policy renewals
Collections

Applications that:

•   automate the collections process

•   proactively and immediately address all stages of customer delinquencies

•   remind customers of due payments

•   automate authentication before transferring customers to a collection agent

• Payment reminders • Early stage collections • Late stage collections • Right party generator • Margin calls • Overdraft notifications
Business Continuity

Applications that:

•   notify employees of important events or issues

•   deliver fast and reliable communications during a crisis

•   provide valuable information to organizations’ workforces

•   centralize and manage information interchange

• Pandemic planning • First responder • Employee accountability • Workforce continuity • Unplanned events • Demand response • Network outage

Add-on Services.    We offer a range of complementary services that are delivered through our on-demand platform. These services include automated payment processing and Varolii Locate, which provides updated and validated contact data through one or more third-party value-added address and contact databases.

The Varolii Interact Platform.    Our Varolii Interact platform hosts our applications in a multi-tenant, multi-language and multi-channel environment. We currently have over 600 applications deployed that result on average in over 3.5 million notifications each business day. Our platform also stores the results of interactions and we analyze these results to gain critical business insights that allow subsequent interactions to be optimized, resulting in performance and efficiency gains and improved effectiveness across customer solutions. We have received a number of prestigious technology awards, including: Top 100 Collection Technology Products for 2006 from Collection Advisor Magazine; CRM Excellence Award from Customer Inter@ction Solutions, February 2005; Best Multi-Channel Solution from ContactCenterWorld.com, February 2005; and 2002 Product of the Year Award from Communications Convergence Magazine.

Our Varolii Interact Platform consists of several distinct components that are used together to create, deploy, and manage our hosted applications. First, Varolii Tools is a web-based software suite that our engineers and our customers use to create and manage our hosted applications. Second, Varolii Integration Gateway is a software component that links our hosted applications with our customers’ existing IT systems in order to incorporate existing data into customized communications that are generated by our applications. Finally, Varolii Application Engine is a software component that processes, routes and delivers communications by phone, email, SMS, pager, web, fax, or any combination thereof.

The following diagram provides an overview of our platform:

Additional details about our platform components are as follows:

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Varolii Integration Gateway enables integration and implementation of complex business rules. Customers can run customized versions of our gateway software to provide real-time integration, customized data filtering and pre- or post-processing activities. We accept data from our customers in any format and apply the appropriate treatment strategy based on proprietary decisioning, file manipulation and list creation, and analytical techniques. We provide an extensive web-services application programming interface, or API, for partners and customers to access our critical communication features with their own product or integration platforms.

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Varolii Application Engine is the main delivery and execution component of our platform. This component provides multi-language and multi-channel capabilities, including voice, email, SMS, pager, web, fax, or any combination thereof. The Varolii Application Engine incorporates service level agreement technology that allows us to guarantee platform throughput and delivery timelines that support both high and low volumes of usage. Our platform integrates into the existing call center infrastructure, allowing live-agent interactions in conjunction with our automated solutions, along with reporting, statistics and pacing technologies, to optimize live-agent resources.

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Varolii Tools is a web-based software suite that allows our customers to run and manage their hosted communications applications and processes. We provide customers with a real time monitoring dashboard to evaluate the performance of their applications. In addition, we provide a fully integrated, drag and drop, graphical workbench which our employees and customers use to quickly create and modify sophisticated, feature-rich applications. We also provide historical reporting and analysis tools, allowing the continuous monitoring of applications. Varolii Profiles™ is our business continuity tool, which allows for the management of automated communications in urgent or emergency situations. This component stores recipient contact and profile information, organizes messaging and teaming strategies, and tracks the status of outbound and inbound notifications by recipient and event.

Professional Services and Support.    We offer a full range of professional services, and customer management and support to enhance our suite of communications applications.

Our key services include:

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Configuration and Integration Services.    We guide our customers throughout initial configuration and integration of our solutions with their systems. We establish strong working relationships with our customers and employ best practices during deployment and training. We have the ability to tailor applications to best meet individual business requirements. Our unique technology and deployment model allows us to tightly integrate our solution with our corporate customers’ existing systems, minimizing organizational disruption while retaining future flexibility.

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Monitoring and Tuning Services.    We work with our corporate customers to analyze response data, apply best practices, and continually tune and refine their applications. We help customers maximize the benefit of our solutions even as their customer communications needs change. Our team evaluates evolving industry standards and shifting business environments, comparing our customers’ communications results with industry benchmarks, to identify opportunities for improvement.

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Media Services.    We incorporate our customers’ brand and persona into our solutions using a library of “Golden Voices,” pre-recorded by professional voice actors, that includes an extensive number of drug names, automobile manufacturers, merchants, and common first and last names. Our technology is configured for broadcast quality audio for different types and uses of voice-based applications. Through our Message MasteringSM process, our team of experienced recording studio professionals works with voice actors to record variations of customer-specified scripts in real-time so that adjustments to audio content can be made prior to final production and deployment of a customer’s application.

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Support Services.    Our support professionals handle network connectivity, file transmission, notification service performance, and application management. Our customers can contact our support center 24 hours a day, 7 days a week and 365 days a year.

Customers

Over 320 organizations use our solutions, including more than 100 of the Fortune 1000. We target the largest and most sophisticated enterprises within key industry sectors, including financial services, telecommunications, utilities, healthcare and transportation, as well as government organizations. Our U.S. customers include six of the ten largest banks and financial services companies, four of the five largest wireless carriers, 25 utility companies, six of the top ten airlines, three of the top five pharmacy benefits management companies, and over 25 government departments and agencies. Our customers include Alaska Airlines, Dell, Delta Air Lines, Deutsche Bank AG, DTE Energy, Medco, SunTrust Mortgage, Time Warner Cable and UPS. Our customers typically increase the number of applications, broaden the deployment of our services across their organizations, and increase their usage of our services over time. Bank of America and its affiliates accounted for more than 10% of our revenues in 2005 and 2006, and Citigroup and its affiliates accounted for more than 10% of our revenues in 2005.

Customers in a number of industry sectors use our applications to solve a wide variety of communications objectives. Selected examples include:

Financial Services: BOK Financial.    BOK Financial, or BOKF, a multi-bank holding company, uses our interactive collections solution to reduce its mortgage delinquency ratio. BOKF uses our solution to automate much of the communications process around early stage delinquencies, enabling the company to focus its call center resources on more complex, high-priority accounts. Additionally, our solution enables BOKF’s customers to self-manage their mortgages by making payments or by immediately connecting to a loan counselor to gather additional information. Since deploying our solutions, BOKF realized a 12% reduction in average mortgage delinquency ratios in the first four months of 2007, as compared to the same period in 2006 (declining from an average of 2.51% in the first four months of 2006 to an average of 2.20% in the first four months of 2007). This was achieved at a time when U.S. mortgage defaults hit a high of 2.87% in the first quarter of 2007, surpassing the worst levels since the 2001 recession. By using our solution, BOKF has improved its collections performance while making its collections process more convenient for its customers.

Travel & Transportation: Alaska Airlines.    This customer was regularly forced to redeploy agents from inbound sales calls to inform passengers of flight delays and cancellations. During such incidents, inbound call wait times regularly surged from under five minutes to as much as 30 minutes, which negatively impacted customer satisfaction and loyalty. We integrated our applications with the Alaska Airlines reservation system and, using our multi-channel capabilities, communicated all itinerary changes to passengers promptly. This resulted in a three-month return on investment in the Varolii solution, 40 times more peak capacity than using agents for outbound contact and a 66% cost saving per successful contact in comparison to using agents.

Telecommunications: Major Wireless Carrier.    Our interactive customer communications solutions allowed this customer to improve its customer retention. Our “win-back” application was designed to automatically contact customers who have cancelled their wireless phone service, present them with customized offers and transfer interested parties directly to a customer service representative. This carrier experienced a 416% increase in customer saves as it was able to re-contract 98% of those customers that transferred to a customer service agent compared to only 10-15% before implementing our solution. Additionally, this carrier’s agent handle times, call handling times, hold times and time spent between calls were reduced by 50-70%.

Business Continuity: Southern California Edison.    Southern California Edison’s, or SCE’s, high-need customers, whose lives depend on electric-powered critical-care devices, require reliable and timely customer communications, specifically in the event of power outages. By using our solution, SCE reduced notification time from hours to just 15 minutes, significantly reduced dependency on agent resources, and increased agent utilization and customer satisfaction.

Sales and Marketing

Sales.    We sell our products and services primarily through our direct sales organization and to a lesser extent through indirect channels. Our direct sales organization is divided into new business and installed base sales groups. Our sales process for new customers typically begins with the generation of a sales lead from a marketing program or customer referral. In our new business sales group, we employ personnel to make initial calls to potential customers, qualify customer leads, set appointments and direct sales representatives to close sales with prospective customers. We also have sales engineers who work closely with our sales representatives to discuss the applications and business needs with a customer and to provide a seamless transition to our professional services group for implementation. Our installed base sales organization focuses on managing existing customer relationships, further penetrating and selling additional solutions within customers’ organizations.

We offer pilot programs whereby a prospective customer can purchase our applications for a limited time to determine whether our solutions meet its needs prior to committing to a long-term contract. A pilot program typically lasts 30 to 60 days. As a result of this program, we believe we have experienced shorter sales cycles, higher closure rates and larger deal sizes. Our sales cycle for new business typically ranges from three to nine months, but can vary based on the specific application, the size and complexity of the potential customer’s business and integration needs and other factors. We experienced substantially shorter sales cycles when selling new applications to existing customers or broadening deployment of applications within existing customers’ organizations.

Our indirect channels consist of relationships with resellers and original equipment manufacturers, or OEMs. As of September 30, 2007, we had relationships with more than 20 indirect resellers and OEMs which primarily are involved in reselling our business continuity offerings. Our focus is on building relationships that can derive substantial, incremental benefits from our solutions. These relationships include ADS Alliance Data Systems, Inc., Fort Knox National and Strohl Systems. We have a dedicated business development staff in our sales organization that specializes in developing and managing these strategic relationships. In the future, we intend to establish additional strategic relationships with market alliance partners.

Marketing.    We tailor our marketing efforts to key industry sectors, customer sizes and application categories. Our marketing department refines our market strategy and direction, generates customer leads, and manages public and industry analyst relations. We conduct ongoing media, public relations, direct mail and email campaigns, develop and place web advertising, develop and maintain our web site, and create sales tools such as product brochures, web and electronic demonstrations. We also conduct webinars and prospect road shows, sponsor and participate in trade shows, marketing events and industry conferences, publish white papers relating to customer communications issues, and develop customer reference programs, such as written and video customer case studies.

Competition

The market for on-demand communication solutions is competitive, changing rapidly and fragmented. It is subject to rapidly developing technology, shifting customer requirements, frequent introductions of new products and services and increased marketing activities of industry participants. Although we believe that none of our competitors currently offers a solution as comprehensive as ours, potential customers do evaluate us against a number of alternatives including in-house developed solutions.

Currently, we principally compete with the internal information technology departments of our customers who develop and maintain solutions in-house. Often we compete to sell our solutions against existing systems that our potential customers have already made significant expenditures to develop and install, and as a result may be less inclined to use our applications. We also face competition from other vendors of customer communications and business continuity solutions. These vendors tend to be confined within certain specific industry sectors or offer broad product suites in which interactive customer communications is a small component.

The market in which we compete is evolving, and some of our competitors have significantly greater financial, technical, marketing, service and other resources than we have. We expect the intensity of competition to increase in the future as existing competitors continue to develop their capabilities, as new companies enter our market and as we expand into broader markets.

The principal competitive factors in our industry include the following:

•	effectiveness in improving the quality and value of customers’ relationships with their customers;

•	total cost of ownership and easily demonstrable cost-effective benefits for customers;

•	the ability to provide enterprise-wide solutions and support;

•	the ability to provide multi-channel and multi-lingual support;

•	expertise in delivering solutions through a fully-managed service;

•	breadth and depth of capabilities and functionality to meet complex customer business and process requirements;

•	quality of care delivered to customers and our customers’ customers;

•	speed and ease of deployment and use of solutions;

•	ease of integration with existing applications, data, communications infrastructure and processes;

•	proven performance, configurability, security, scalability and reliability of solutions;

•	ability to innovate and respond to customer needs rapidly;

•	size of customer base and level of user adoption; and

•	financial stability and reputation of the vendor.

Product Development, Technology and Operations

Product Development and Technology.    Our product development efforts are focused on improving and enhancing our existing solutions, as well as developing new proprietary technology to ensure that we respond to our customers’ evolving needs. Our product development philosophy incorporates our long-term strategic view of our market and incorporates customer feedback to improve and enhance our applications. Our engineering and product development expenses totaled approximately $2.1 million in 2004, $4.3 million in 2005, $7.4 million in 2006, and $8.7 million in the nine months ended September 30, 2007.

Our customer communication platform is a secure, scalable code base written primarily in Java using the Java 2 Enterprise Edition, or J2EE, development framework, built on top of JBoss application servers and Oracle databases. Our business continuity platform is written primarily in C++, using Microsoft technology and utilizing Microsoft SQL Server databases.

We use a combination of proprietary, open source and commercially available software, including Java, the JBoss application server, Nuance text-to-speech and automated speech recognition software, Oracle and Microsoft SQL Server database. The software runs on a combination of Linux, Microsoft Windows and Sun servers. We use commercially available hardware, including NMS Communications and Intel telephony cards.

Operations.    We service our customers from third-party data center facilities in Seattle, Washington, Denver, Colorado, Chicago, Illinois and Watertown, Massachusetts. All facilities are staffed by trained personnel, provide physical access controls, and provide full backup power, including generators in case of power failure.

Our platform’s architecture enables us to deploy hundreds of applications simultaneously and manage millions of notifications per day while providing our customers with enterprise-class scalability, flexibility and security. We host multiple customers on a load-balanced server farm, with each customer’s data kept separate. Our platform is highly scalable, while the number of servers and instances can be increased or decreased as necessary to match demand. Changes or fixes are rolled out to multiple tenants simultaneously.

We own substantially all the hardware deployed in support of our platform, and we monitor the performance and availability of our service. We designed our service infrastructure using load-balanced web server pools, redundant interconnected network switches and firewalls, replicated database servers, clustered application servers, and fault-tolerant storage devices. Production databases are backed up on a regular basis to ensure transactional integrity and restoration capability.

Security is of paramount importance when using a single platform to host applications for numerous enterprises. We ensure the security of our customers’ implementations by using separate data stores for each customer and operating system level controls to ensure that one customer cannot gain access to another’s applications. Our security infrastructure includes firewalls, intrusion prevention and detection, encryption and network security protection. We have a chief security officer who leads our data protection and information security protection efforts. We have instituted periodic internal and third-party reviews of our security infrastructure. In addition, our customers regularly audit our operations according to their own internal security protocols. We have also implemented a robust access control and permissions system that allows our customers to control which individuals have access to which sets of information or perform which actions.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other contractual provisions to protect our intellectual property.

We currently have five issued patents by the United States Patent and Trademark Office. We currently have eight patents applications in the United States and five foreign patent applications, all of which are foreign equivalents of the United States applications. The expiration dates of our issued patents range from January 31,

2020 to August 18, 2024. We do not know whether any of our patent applications will result in the issuance of any further patents or whether the examination process will require us to narrow the scope of our claims. To the extent any of our applications proceed to issuance as a patent, the future patent may be opposed, contested, circumvented, designed around by a third party, or found to be unenforceable or invalidated in the applicable jurisdiction. In addition, our future patent applications may not be issued with the scope of the claims sought by us, if at all, or the scope of claims we are seeking may not be sufficiently broad to protect our proprietary technologies. It is also possible that any of our granted patents may be re-examined or found to be unenforceable or invalidated. Others may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around patents owned or licensed by us. If our products are found to infringe on any patent held by third parties, we could be prevented from selling our products. If our patents or patent applications are found to conflict with any patent or patent application held by third parties, our patents could be declared invalid or our patent applications might not result in issued patents. The laws and regulations applicable to patents are undergoing significant change in the United States and other countries. Certain changes may have retroactive effect and may also result in the denial of some of our patent applications or the narrowing of the claims contained therein.

We have filed trademark applications for the Varolii trademark and the Varolii logo in the United States, and for the Varolii trademark in Canada, China, Japan, the European Union and certain other countries. We have filed applications for other trademarks and service marks in the United States and certain other countries. While some of these applications have reached registration status, our outstanding trademark applications may not be allowed for registration. If they are not granted, we may not be able to brand our products and services as effectively as we had planned or we may be compelled to change our branding strategy. Even if these applications are allowed, they may not provide us a competitive advantage.

In addition to filing patent applications and registering trademarks, we also rely in part on United States and international copyright laws to protect our software. Furthermore, we control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including signing non-disclosure agreements with contractors, customers and partners. In addition, all of our employees and consultants are required to execute proprietary information and invention assignment agreements in connection with their employment and consulting relationships with us, pursuant to which they agree to maintain the confidentiality of our proprietary information and they grant us ownership rights in all inventions they reduce to practice in the scope of performing their employment or consulting services. However, we cannot provide any assurance that employees and consultants will abide by these agreements.

Some of the software we use to provide products and services to our customers are licensed to us by third parties. Some of those licenses, and our rights to use such third-party software, may be revoked or terminated under certain circumstances, and such revocation or termination may made it impossible or difficult to continue to provide our services to our customers. Furthermore, some of the third-party software we use to provide products and services is licensed to us under certain “open source” license agreements. These agreements may contain provisions that may require us to disclose our proprietary source code to customers or other third parties or distribute our source code for free in certain circumstances.

Despite our efforts to protect our trade secrets and proprietary rights through patents, licenses and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use our software and technology. In addition, we expect to expand internationally and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries. If we fail to protect our intellectual property and other proprietary rights, our business could be harmed. In addition, the internet, software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Many of our service agreements require us to indemnify our customers for third-party intellectual property infringements claims, which would increase our costs as a result of defending those claims and might require that we pay damages if there were an adverse ruling in any such claims.

Government Regulation

Our business operations are affected, directly or indirectly, by a wide range of U.S. federal and state laws and regulations that restrict customer communications using our service, our handling of information and other aspects of our business.

The Telemarketing and Consumer Fraud and Abuse Prevention Act and the Telephone Consumer Protection Act, among other U.S. federal laws, empower both the Federal Trade Commission, or FTC, and the Federal Communications Commission, or FCC, to regulate interstate telephone sales calling activities. FCC and FTC regulations impose certain requirements on or prohibitions against certain activities. For example, the FTC’s Telemarketing Sales Rule requires us to transmit caller ID information, disclose information to call recipients and retain business records. In addition, FCC and FTC regulations restrict the use of automatic telephone dialing systems, predictive dialing techniques, and artificial or prerecorded voice messages for many purposes, including telemarketing calls. Moreover, under the U.S. Telephone Consumer Protection Act, it is unlawful to use an automatic telephone dialing system or an artificial or prerecorded message to contact any cellular or other wireless telephone number, unless the recipient previously has consented to receiving this type of message or is not charged for the message.

Regulatory restrictions on artificial and prerecorded messages present particular problems for businesses in the debt collection industry. The Fair Debt Collection Practices Act regulates the timing and content of debt collection communications, including communications with a wireless telephone number. These restrictions also apply to third parties retained by creditors. Third-party collection agencies and debt buyers do not have direct relationships with the consumer debtors and therefore typically do not have the ability to obtain from a debtor the consent required to permit the use of artificial or prerecorded messages in contacting a debtor at a wireless telephone number. These businesses’ lack of a direct relationship with debtors also makes it more difficult for them to evaluate whether a debtor has provided such consent. The difficulties encountered by these third-party collection businesses are becoming increasingly problematic as the percentage of U.S. consumers using cellular telephones continues to increase. Although we have only a few collection agencies as customers, if these businesses are unable to use artificial or prerecorded messages to contact many of their debtors, our applications and services will be less useful to them.

To the extent our applications and services are used to send email or text messages, our customers will be, and we may be, affected by regulatory requirements in the United States and other countries. For example, the U.S. federal government and a number of states restrict email sent for the purpose of advertising the sale of goods and services if the recipient has not consented to receiving ads, does not have an existing business relationship with the sender or does not have the ability to opt not to receive email advertisements. Moreover, certain text messages may be subject to the prohibitions contained in the Telephone Consumer Protection Act and the CAN-SPAM Act, such that consent may be required prior to the transmission of messages or other content requirements may exist.

Our business is subject to data security laws, including laws that may require notification of the affected customers or consumers and regulatory authorities when data security has been breached. These are discussed below. For example, we are subject to the FTC’s Gramm-Leach-Bliley Privacy Rule which restricts disclosures of non-public, personal, consumer information received by our financial institution customers and limit uses of such information to prescribed purposes that are disclosed to consumers. The related Gramm-Leach-Bliley Safeguards Rule imposes administrative, technical and physical data security measures requirements. We also receive consumer information that is protected by the Fair Credit Reporting Act, which defines permissible uses of consumer information furnished to or obtained from consumer credit reporting agencies.

When our customers operate in industries that have specialized data privacy and security requirements, they may be subject to additional data protection restrictions. For example, the federal Health Insurance Portability and Accountability Act, or HIPAA, regulates the maintenance, use and disclosure of protected health information by certain health care-related entities. If we experience a breach of data security, we could be subject to costly legal proceedings that could lead to civil damages, fines or other penalties as well as claims by customers or third parties for damages. We or our customers could be required to report such breaches to affected consumers or regulatory authorities, leading to disclosures that could damage our reputation or harm our business, financial position and operating results as well as lead to contract claims or other claims by customers or third parties for damages.

Furthermore, many states and state agencies have also adopted and promulgated laws and regulations governing debt collection, telemarketing, and data security and privacy. These laws and regulations may, in certain cases, impose restrictions that are more stringent than the federal measures discussed above. For example, unlike federal law, many state telemarketing laws require telemarketing firms to register with state authorities before engaging in telemarketing. Some states regulate how long a telemarketer may let the telephone ring. Some laws require the telemarketer to receive a written confirmation by the buyer of any sale.

Similarly, as of February 2008, 38 states and the District of Columbia will have enacted data security breach laws. Many of these differ on the scope of protected data, the data holder’s obligations in the event of a security breach, and the mechanism through which the law may be enforced. Some of these federal and state laws are inconsistent with one another, and it may be difficult or impossible to comply with all of them. To date, our employees have performed a significant portion of our activities in complying with U.S. federal and state laws and regulations and we have not incurred material out-of-pocket compliance costs. We may not be able to avoid such costs in the future.

We may also record certain of our calls for quality assurance, or other purposes. Federal law and many state laws require both parties to consent to such recording and may have inconsistent standards defining what type of consent is required. Violations of these rules could subject us to this or other penalties, criminal liability, or claims by our customers for damages, any of which could hurt our reputation or harm our business, financial position and operating results.

Moreover, some foreign information security and privacy laws, including some in Canada and the European Union, may also apply to our services. These foreign laws may make it difficult to serve foreign customers because of the restrictions they place on the communication of personal data between countries. We intend to expand our operations outside the United States, and any country in which we commence or expand our operations may have laws or regulations comparable to or more stringent than those affecting our domestic business. For example, the USA PATRIOT Act provides U.S. law enforcement authorities certain rights to obtain personal information in the control of U.S. persons and entities without notifying the affected individuals. Some foreign jurisdictions, including Canada and the European Union, prohibit such disclosures. Such regulations could subject us and our customers to costs, liabilities or negative publicity that could impair our ability to expand our operations into some countries and therefore limit our future growth.

Our business, operating results and reputation may be significantly harmed if we violate, or are alleged to have violated, U.S. federal, state or foreign laws or rules covering customer communications. In the agreements they enter into with us, our customers typically agree to comply in all material respects with all applicable legal and regulatory requirements relating to their use of our service. We cannot be certain, however, that our customers comply with these obligations, and typically we cannot verify whether customers are complying with their obligations. Violations by our customers may subject us to costly legal proceedings and if we are found to be wholly or partially responsible for such violations, may subject us to damages, fines or other penalties.

Employees

As of September 30, 2007, we had 276 employees, of which 77 were in sales and marketing, 166 in services and support, engineering and operations, and 33 were in finance and administrative functions. None of our employees are covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and we consider our employee relations to be good.

Facilities

Our headquarters are located in Seattle, Washington where we lease approximately 38,000 square feet of office space, which we are expanding in January 2008 by an estimated 8,000 square feet for a total of approximately 46,000 square feet. This lease will expire in 2013. We lease approximately 12,000 square feet of office space in Bedford, Massachusetts, pursuant to a lease that expires in November 2009. We also have a small office in Thornton, Colorado.

We believe that our current facilities, as we plan to expand them, are suitable and adequate to meet our current needs. We believe that suitable additional or substitute space will be available on commercially reasonable terms as needed to accommodate our operations.

Legal Proceedings

From time to time, we may become involved in litigation relating to claims arising from the ordinary course of our business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as of October 15, 2007:

Name	Age	Position
Executive Officers
Nicholas Tiliacos	52	President, Chief Executive Officer and Director
John Flavio	59	Chief Financial Officer
Jeffrey Read	38	Executive Vice President, Sales, Marketing and Business Development
Scott Sikora	39	Chief Technology Officer
Jean Francois Thions, Ph.D.	69	Executive Vice President, Professional Services, Technology and Business Operations
Directors
Raj Atluru (3)	38	Director
Steve Bowsher (1)(2)	39	Director
H. Robert Gill (1)(2)	71	Director
Elliott H. Jurgensen, Jr. (2)	62	Director
John Malloy (1)	48	Director
John G. McDonald (3)	70	Director
Doug Pepper (3)	33	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.

Nicholas Tiliacos has served as our president and chief executive officer and director since 2000. Prior to joining Varolii, Mr. Tiliacos served as president and chief executive officer of Mosaix, Inc., a provider of customer relationship management software and services, from 1997 until it was acquired by Lucent Technologies, Inc. in 1999. From 1996 to 1997, Mr. Tiliacos served as vice president international and chief operating officer of Mosaix. Prior to joining Mosaix, Mr. Tiliacos was the founding partner and managing director of VenTech International, Inc., an international consulting and business development company, from 1988 to 1996. Mr. Tiliacos holds a B.S. in business administration from Florida State University and an M.A. in international management from the American Graduate School of International Management.

John Flavio has served as our chief financial officer since April 2007. Prior to joining Varolii, Mr. Flavio served as the chief financial officer of Postini, Inc., a provider of on-demand solutions for security and compliance, from February 2004 to February 2007. From 1999 to 2003, Mr. Flavio served as chief financial officer for Keynote Systems, Inc., a NASDAQ-listed provider of on-demand test and measurement systems for internet performance. In addition, Mr. Flavio served as a member of our board of directors from July 2006 to April 2007. Mr. Flavio holds a B.S. in finance from Santa Clara University and is a Certified Public Accountant.

Jeffrey Read has served as our executive vice president of sales, marketing and business development since August 2007. Prior to joining Varolii, Mr. Read worked and served as president and chief operating officer for Cape Clear Software Inc., a provider of software integration tools, from 2005 to 2007. From 1996 to 2005, Mr. Read was employed by PeopleSoft, Inc., an enterprise application software company, where he held a variety of executive positions, most recently as managing director and vice president for the channel sales and distribution group. Prior to joining PeopleSoft, Mr. Read was an account executive and sales and marketing manager for SAS Institute, a developer and marketer of computer software programs primarily for business applications, from 1992 to 1996. Mr. Read holds a B.A. in business administration from Wilfrid Laurier University.

Scott Sikora is a co-founder of our company and has served as our chief technology officer since the company was formed in 1999. Prior to founding Varolii, Mr. Sikora was a partner and founding member of Telmet, Inc., a consulting firm, during 1999. From 1996 to 1999, Mr. Sikora was the global services and solutions practice manager at Aspect Communications, a NASDAQ-listed provider of enterprise customer contact solutions. Prior to joining Aspect, Mr. Sikora served as a senior consultant, computer engineer and system administrator for International Business Machines, a computer manufacturer and provider of computer-related products and services, from 1991 to 1996. Mr. Sikora holds an M.S. and a B.A. in computer science, and a B.A. in electrical engineering, each from the Massachusetts Institute of Technology.

Jean Francois Thions has served as our executive vice president of professional services, technology and business operations since October 2006. From 2003 to 2006, Dr. Thions was the chief executive officer of e-Vision SA de CV, a Mexican corporation providing information technology consulting and software development for the transportation industry. From March through September 2006, as a consultant for e-Vision, Dr. Thions advised us on various operational matters, including the structure and reorganization of our professional services, technology and business operations. From 1993 to 2003, Dr. Thions served as chief executive officer of Pluricom, an international communications consulting company, based in Mexico. Prior to joining Pluricom, Dr. Thions served as country manager for Digital Equipment de Mexico, a computer manufacturer, and provider of computer-related products and services, and a subsidiary of Compaq Computers Corporation, from 1989 to 1992. Dr. Thions holds a B.A. in physics and a B.A. in mathematics, each from the National University of Mexico, an M.S. in physics from the University of California at Berkeley and a Ph.D. in mathematics from the University of Grenoble.

Raj Atluru has served as a member of our board of directors since 2002. Mr. Atluru is a managing director at Draper Fisher Jurvetson, a venture capital firm. Prior to joining Draper Fisher Jurvetson in 2000, Mr. Atluru served as principal of TL Ventures, a venture capital firm, from 1997 to 1999, where he focused on early stage software, wireless communications and energy technologies. From 1992 to 1995, Mr. Atluru worked in the leveraged finance and Asian corporate finance groups at Credit Suisse First Boston, an investment bank, in New York, Hong Kong and Singapore. Mr. Atluru holds a B.S. in civil and environmental engineering, an M.S. in civil and environmental engineering, and an M.B.A., each from Stanford University.

Steve Bowsher has served as a director since 2002. Mr. Bowsher is a managing partner and executive vice president at In-Q-Tel, an independent, not-for-profit company that provides technology solutions for the intelligence community. Prior to In-Q-Tel in 2006, Mr. Bowsher served as a general partner with InterWest Partners from 1999 to 2006. In addition, Mr. Bowsher held a variety of management positions during his employment at E*TRADE Financial Corp., an online brokerage concern, from 1997 to 1999. Mr. Bowsher holds a B.A. from Harvard University and an M.B.A. from Stanford University.

H. Robert Gill has served as a director since 2003. Mr. Gill has served as a principal with The Topaz Group, a consulting services firm for corporations and investors, which he joined in 1996. Mr. Gill was the president and chief executive officer, and a director of ConferTech International, Inc., a provider of communication systems and services, from 1989 to 1995. Mr. Gill holds a M.B.A. from Pepperdine University, an M.S.E.E. from Purdue University and a B.S.E.L.E. from Indiana Institute of Technology.

Elliott H. Jurgensen, Jr. has served as a director since August 2007. Mr. Jurgensen retired in 2003 from KPMG LLP, an independent registered public accounting firm. Mr. Jurgensen served as an audit partner at KPMG from 1980 to 2003, and he was employed in various other positions with KPMG from 1971 to 1980. Mr. Jurgensen held a number of leadership roles with KPMG, including managing partner of the Bellevue, Washington office from 1982 to 1991, and managing partner of the Seattle, Washington office from 1993 to 2002. Mr. Jurgensen has served as president of Three Mates LLC, a family retail business since 2001. He is also a director of ASC Management, Inc., BSQUARE Corporation, Isilon Systems, Inc., and McCormick & Schmick’s Seafood Restaurants, Inc. Mr. Jurgensen holds a B.S. in accounting from San Jose State University.

John Malloy has served as a director since 2001. Mr. Malloy serves as a managing partner of BlueRun Ventures (formerly known as Nokia Venture Partners), a venture capital firm that Mr. Malloy founded in 1998. Prior to founding BlueRun Ventures, Mr. Malloy held management and executive roles at Nokia Corporation, a wireless communications device manufacturer, from 1996 to 1998, GO Communications, a wireless communications company, from 1994 to 1996, and MCI Communications Corporation, a telecommunications company, from 1986 to 1994. Mr. Malloy holds a B.A. from Boston College and a J.D. from George Mason School of Law.

John G. McDonald has served as a director since October 2007. Professor McDonald is the Stanford Investors Professor at the Graduate School of Business at Stanford University, where he has been a faculty member since 1968. Professor McDonald also serves as a director of iStar Financial, Inc., a finance company focused on commercial real estate; Plum Creek Timber, Inc., a timber and land company; Scholastic Corp., a publishing company; Varian, Inc., an instruments company; and eight mutual funds managed by Capital Research and Management Company. Professor McDonald holds an M.B.A and Ph.D. from Stanford University.

Doug Pepper has served as a director since August 2007. Mr. Pepper has been a partner with InterWest Partners, a venture capital firm, since 2000, where he focuses on enterprise applications and services, digital media and consumer internet. Prior to joining InterWest Partners, Mr. Pepper worked in business development at Amazon.com, Inc., an internet retailer in 1999, where he helped launch Amazon’s Auction and Z-Shops businesses. Prior to Amazon.com, Mr. Pepper was a financial analyst in the corporate finance department at Goldman Sachs, an investment bank, from 1995 to 1998. Mr. Pepper holds a B.A. from Dartmouth College, and an M.B.A. from Stanford University.

Board Composition

Our board of directors currently consists of eight members. Pursuant to an investors’ rights agreement among us and certain of our preferred and common shareholders, including entities with which certain of our directors are affiliated, certain of our shareholders have the right to designate representatives to serve on our board of directors. Pursuant to the investors’ rights agreement, Messrs. Gill and Tiliacos were designated by the holders of a majority of our common stock and preferred stock, voting together as a single class; Mr. Atluru was designated by the holders of a majority of our Series A preferred stock; Mr. Malloy was designated by the holders of a majority of our Series B preferred stock; and Mr. Pepper was designated by the holders of a majority of our Series C preferred stock. Upon the completion of this offering, the provisions of this investors’ rights agreement that relate to these voting rights will terminate, and no shareholders will have any contractual rights with us regarding the election of our directors.

Effective upon the completion of this offering, our board of directors will be divided into three classes of directors who will serve in staggered three-year terms as follows:

•	Class 1 will consist of Messrs. Atluru, Malloy and Pepper, whose terms will expire at our annual shareholders meeting to be held in 2008;

•	Class 2 will consist of Messrs. Bowsher, Gill and McDonald, whose terms will expire at our annual shareholders meeting to be held in 2009;

•	Class 3 will consist of Messrs. Tiliacos and Jurgensen, whose terms will expire at our annual shareholders meeting to be held in 2010.

Effective upon the completion of this offering, our articles of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes with three-year terms so that, as nearly as possible, each class will consist of one-third of the directors. At each annual meeting of shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. As a result, only one class of directors will be elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. The division of our board of directors into these three classes may delay or prevent a change of our management or a change in control. See “Description of Capital Stock — Anti-Takeover Provisions.”

Director Independence

We have applied to have our common stock listed on the NASDAQ Global Market. The rules of the NASDAQ Global Market require that a majority of the members of our board of directors be independent within specified periods following the completion of this offering. Our board of directors has adopted the definitions, standards and exceptions to the standards for evaluating director independence provided in the NASDAQ Global Market rules, and determined that Messrs. Atluru, Bowsher, Gill, Jurgensen, McDonald, Malloy and Pepper are “independent directors” as defined under such rules.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will have the composition and responsibilities described below as of the closing of this offering.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process and internal controls over financial reporting. Our audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; engages and provides for the compensation of the independent registered public accounting firm; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; reviews our consolidated financial statements; reviews our critical accounting policies and estimates and internal controls over financial reporting; and discusses with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly consolidated financial statements.

Our audit committee consists of Messrs. Bowsher, Gill and Jurgensen, with Mr. Jurgensen serving as chairperson. Our board of directors has determined that Mr. Jurgensen is an “audit committee financial expert” as defined in applicable SEC rules and regulations. We believe that our audit committee complies with the applicable requirements of the NASDAQ Global Market and SEC rules and regulations prior to the consummation of this offering. We believe that our audit committee members meet the requirements for independence and financial literacy under the current requirements of the NASDAQ Global Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Among other matters, our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of the chief executive officer and other senior officers, evaluates the performance of these officers in light of those goals and objectives and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans.

Our compensation committee consists of Messrs. Bowsher, Gill and Malloy, with Mr. Malloy serving as the chairperson. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the NASDAQ Global Market, SEC rules and regulations, and Section 162(m) of the Internal Revenue Code. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee, among other things, assists our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to the board of directors; develops and recommends governance principles applicable to us to our board of directors; oversees the evaluation of our board of directors; and recommends potential members for each board committee to our board of directors. Our nominating and corporate governance committee consists of Messrs. Atluru, McDonald and Pepper, with Mr. McDonald serving as chairperson.

Compensation Committee Interlocks and Insider Participation

No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Our compensation committee consisted of John Malloy and Steve Bowsher in 2006. For a discussion of certain transactions between certain of our executive officers and BlueRun Ventures, an entity affiliated with John Malloy, see “Related Party Transactions.”

Director Compensation

In 2006, Mr. Gill and Mr. Flavio were the only non-employee directors who received compensation for service as a director. The compensation received by them is set forth below.

Name	Fees Earned or Paid in Cash	Option Awards		Total
H. Robert Gill	$36,000	—		$36,000
John Flavio (1)	$4,000	$4,993	(2)	$8,993

(1)	Mr. Flavio became our chief financial officer in April 2007. Amounts included are solely for his services as a director.

(2)	On July 14, 2006, Mr. Flavio received a stock option to purchase up to 300,000 shares of our common stock at an exercise price of $0.25 per share. Valuation of awards is based on the recognized expense for 2006, determined pursuant to the assumptions discussed in note 12 to our consolidated financial statements included elsewhere in this prospectus. The grant date fair value of the option was $43,560.

In August 2007, we adopted a board compensation policy pursuant to which we will pay non-employee directors who are not affiliated with shareholders owning more than 5% of our common stock $7,000 per quarter of service as a director. In October 2007, we adopted a board compensation policy, which will be effective as of the completion of this offering. This policy provides that we will pay non-employee directors an annual retainer of $25,000 and an annual retainer of $7,500 for membership of the audit committee and $4,000 for membership on each of the compensation committee and nominating and corporate governance committees. In lieu of the committee member retainer, the chairperson of the audit committee will receive an additional annual retainer of $15,000 per year and the chairperson of both our compensation committee and nominating and corporate governance committee will receive an annual retainer of $9,000. We also will reimburse all board members for reasonable expenses incurred by them in connection with attendance at board and committee meetings.

From time to time, certain of our non-employee directors received grants of options to purchase shares of our common stock under our equity incentive plans as compensation for their services as members of the board of directors. In February 2007, Mr. Gill was granted an option to purchase 100,000 shares of our common stock at a price of $0.55 per share. This option will vest with respect to 25,000 shares on February 23, 2008, with the remainder vesting thereafter in 36 equal monthly installments. In August 2007, Mr. Jurgensen was granted an option to purchase 250,000 shares of our common stock at a price of $1.25 per share. In October 2007, Messrs. Bowsher and McDonald were granted an option to purchase 250,000 shares of our common stock at a price of $1.85 per share. The option grants to Messrs. Jurgensen, Bowsher and McDonald vest in 48 equal monthly installments.

Directors will be eligible to participate in our stock plans and non-employee directors will receive options as compensation for their services after the completion of this offering as described below. See “Executive Compensation — Equity Benefit Plans — 2007 Equity Incentive Plan.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2006 and 2007 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Evolution of our Compensation Approach

Our historical executive compensation programs were developed and implemented while we were a private company. To date, our compensation programs and the process by which they were developed, were less formal than that typically employed by public companies. Until July 20, 2001, in lieu of a formally-established compensation committee, non-employee members of our board of directors reviewed and approved executive compensation and benefits policies and administered our 2000 Equity Incentive Plan, or 2000 Plan. In 2001, a compensation committee was formed and consisted of Mr. Malloy and one other non-employee director, who was replaced by Mr. Bowsher in 2002. The compensation committee was charged with overseeing our executive compensation programs and making recommendations to our board of directors concerning executive compensation.

Historically, compensation decisions for our executive officers were approved by our board of directors based upon the recommendation of our compensation committee, which in turn relied upon the recommendation of our chief executive officer and chief financial officer. We have traditionally placed significant emphasis on the business judgment of the members of our compensation committee and the recommendation of our chief executive officer and chief financial officer with respect to the determination of executive compensation (other than their own compensation). While each of the chief executive officer and chief financial officer attends portions of the compensation committee meetings to discuss the performance of, and recommendations regarding, compensation for executive officers other than himself, the compensation committee routinely meets in executive session without management present, as well as informally discusses compensation matters for all executive officers outside of meetings.

In making recommendations for our executive officers to the compensation committee, our chief executive officer and chief financial officer reviewed third-party compensation data from surveys of private technology companies with a similar range of annual revenue and from a similar geographic area, as well as company-compiled reports on compensation levels at private technology companies and other compensation information. For our chief financial officer, our chief executive officer made the compensation recommendations to the compensation committee using these same surveys. For our chief executive officer, the compensation committee relied on these third-party compensation surveys, their own business judgment and also benchmarked the compensation on an informal basis by comparing the compensation of our chief executive officer to that of other chief executives employed at the portfolio companies of the venture capital firms with which the compensation committee members are affiliated. In approving all executive compensation, the board of directors relied on these compensation surveys, the recommendation of our compensation committee, the directors’ business judgment and also benchmarked the compensation on an informal basis against other executives employed at the portfolio companies of the venture capital firms with which the directors are affiliated.

As we gain experience as a public company, we expect the specific direction, emphasis and components of our compensation program will evolve and become more formalized. For example, we expect to increase our reliance on a more empirically based approach that involves benchmarking the compensation paid to our executive officers against peer companies identified by us. We also anticipate that the compensation committee will engage independent compensation consultants to provide it advice and resources in establishing appropriate levels of all components of executive compensation.

Compensation Philosophy

Our compensation and benefits programs seek to attract and retain talented, qualified senior executives to manage and lead our company and to motivate them to pursue and achieve our corporate objectives. We have created a compensation program that has a mix of short-term and long-term components, cash and equity elements and fixed and contingent payments in proportions that we believe will provide appropriate incentives to reward our senior executives and management team and help to:

•	support our performance-based approach to managing pay levels to foster a goal oriented, highly-motivated management team whose members have a clear understanding of business objectives;

•	enhance organizational effectiveness and align our executives’ objectives with our mission and goals, as well as with the interests of our shareholders;

•	share risks and rewards with employees at all levels; and

•	reflect our values and achieve internal equity across our organization.

Based on this philosophy, we seek to reward our executive officers as and when we achieve our goals and objectives and to generate shareholder returns by giving significant weight to performance-based compensation. At the same time, if our corporate goals are not achieved, a significant portion of the compensation for our executive officers is at risk, which we believe aligns their interests with the interests of our shareholders.

As a result of our compensation philosophy, the compensation for each of our executive officers has consisted of a base salary, variable cash bonuses and a long-term equity component and we expect this to continue. Historically, base salary is reviewed annually based on competitive market analysis and the individual performance of the executive and the variable cash bonuses are based upon achievement of corporate financial metrics and objectives and individual performance. The long-term equity component is designed to provide long-term compensation based on company performance, as reflected in an increase or decrease in the value of the shares underlying the equity compensation compared to the purchase price of those shares.

One of the goals of our executive compensation program is to be competitive with other companies with whom we compete for employees. Historically, we believe our executive compensation program has been characterized by below-median cash compensation relative to comparable public companies, although when compared to that of other private technology companies, our cash compensation, has generally been competitive. We expect that subsequent to this offering we will implement compensation packages for our executive officers generally in line with competitive levels at comparable public companies, with potential upside for better than planned performance.

Ongoing Review by our Compensation Committee

Upon the adoption of a new compensation committee charter on October 5, 2007, the compensation committee was granted the authority to determine the form and amount of compensation for our executive officers, to establish our general compensation policies and practices and to administer plans and arrangements established pursuant to such policies and practices. The compensation committee expects to review annually the base salaries, variable cash bonuses and long-term incentive opportunities (including equity-based incentive opportunities) offered to our executive officers to achieve the objectives described above and to ensure that each component of executive compensation is competitive with market practices, supports our executive recruitment and retention objectives, and is internally equitable among our executives. In making compensation decisions for executives other than our chief executive officer, we anticipate that the compensation committee will receive and take into account recommendations from our chief executive officer.

Beginning in 2008, we expect our compensation committee to review compensation packages for our executive officers and to begin implementing any changes that may be required to bring them in line with compensation levels of comparable public companies. In identifying comparable companies for these purposes, the compensation committee is expected to consider a number of factors, including the industry and geographic areas in which the companies operate and the size, profitability and maturity of the companies. The compensation committee anticipates engaging an independent compensation consulting firm to provide advice and resources to the committee in establishing appropriate levels of all components of executive compensation for 2008, and we expect the compensation committee may engage compensation consulting firms in future years. We anticipate that the compensation committee will also informally consider competitive market practices by reviewing compensation and benefits surveys, speaking to recruitment agencies and reviewing publicly available information relating to compensation of executive officers.

Components of Our Executive Compensation Program

The following elements comprise compensation paid to our executive officers:

Base Salary.    Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives. None of our executives has an employment agreement that provides for automatic or scheduled increases in base salary. From time to time, but typically annually, and consistent with our incentive compensation program objectives, the compensation committee evaluates base salaries for our executives, together with other components of compensation, for adjustment based on an assessment of an executive’s performance, compensation trends in our industry and their review and consideration of compensation surveys and other information provided by our human resources department or from independent sources. The annual base salary for 2006 for our executive officers, other than our chief executive officer, ranged from $175,000 to $210,000. The annual base salary for 2007 for our executive officers, other than our chief executive officer, range from $195,000 to $250,000. With respect to each executive other than our chief executive officer, 2007 base salary was based on the recommendation of the chief executive officer, which was based on his review of compensation surveys, recommendations of executive recruiters, his business judgment and the assessment of the executive’s performance. We also hired a chief financial officer and an executive vice president, marketing and sales in 2007 and their compensation levels were negotiated based on prior experience and competitive market factors. With respect to our chief executive officer’s 2007 base salary, the compensation committee evaluated compensation surveys provided by our human resources department and, based on this information and their evaluation of his performance, recommended to the board of directors that his base salary be increased by 5%, from $300,000 to $315,000.

Variable Cash Bonuses.    A significant element of the cash compensation of our executive officers is based upon variable compensation plans adopted by our board of directors. Our 2006 variable compensation plans covered certain of our officers serving at the level of vice president and above, including all of our named executive officers. Our 2007 variable compensation plans cover all of our executive officers. The variable cash bonuses paid under these plans, if any, are paid quarterly for our vice presidents in direct sales and semi-annually for all other officers.

The 2006 variable compensation plan for executives other than our sales executives provided for cash bonus targets ranging from approximately 21% to 31% of base salary. The 2006 variable compensation plan for our direct sales executives provided for bonus targets ranging from 55% to 60% of base salary. The bonus percentages were set by the board of directors based in part aforementioned recommendations of the compensation committee on our chief executive officer and chief financial officer, which were based on salary surveys, recommendations of executive recruiters, an evaluation of the executive officers performance and by our historical cash bonus practices. The components of the variable compensation plan included the achievement of specified revenue objectives and individual goals and objectives, and, for the plan for our direct sales executives, the attainment of new customers. The board of directors awarded the bonuses tied to financial and operational performance for 2006 based on our performance against the established performance objectives and on the achievement of individual goals and objectives, which required subjective evaluations and judgments by the compensation committee and the board of directors with respect to and in satisfaction of these goals.

The 2007 variable compensation plan for executives other than our direct sales executives provides for cash bonus targets ranging from 23% to 50% of base salary. The 2007 variable compensation plan for our direct sales executives provided for bonus targets ranging from 69% to 72% of base salary. The bonus levels, which reflected in the aggregate an increase from 2006, were set by the board of directors after examining such factors as the bonus compensation paid to executive officers at other comparable companies, the executive officers’ performance, pre-determined bonus levels required under the offer letter or employment agreement with the executive, historical bonus practices and the responsibilities of the executive officers’ positions.

Bonuses under the 2007 variable compensation plan for executives other than our direct sales executives have and will be awarded based on four component areas, as follows:

•	25% on the achievement of our revenues targets;

•	25% on the achievement of our earnings before income tax, depreciation and amortization targets;

•

25% on the completion of strategic organizational goals and objectives in operational areas, which for 2007 is based entirely on increases in the contribution margin applicable to our professional services; and

•	25% on individual goals and objectives, which are specific, measurable, actionable, realistic and time-bound.

Bonuses under the 2007 variable compensation plan for our direct sales executives will be awarded based on four component areas, as follows:

•	40% on the achievement of our revenues targets;

•	30% on the achievement of our revenues targets in our professional services;

•	15% on the attainment of significant new customer accounts; and

•	15% on individual goals and objectives, which are specific, measurable, actionable, realistic and time-bound.

The variable compensation plan also provides for overachievement bonuses for our executives, provided that we have exceeded our revenue, earnings or professional services targets. The overachievement bonus will be calculated based on a percentage of the amount by which our results exceed our targets in each of these areas in 2007. In the aggregate, the overachievement bonuses may not exceed an additional 37.5% of the target bonus for such executive. Our direct sales executives also receive fixed payments for the acquisition of new customers in addition to the bonuses described above.

At the time they were set, all of the targets and objectives established for the executive officers under the 2006 and 2007 variable compensation plans were substantially uncertain as to the likelihood of being achieved. The compensation committee and board of directors designed the threshold targets and objectives in order to drive the executive officers’ performance with the goal of achieving our internal operating plans as approved by our board. The threshold levels for these bonuses can be characterized as challenging, while the overachievement bonuses, which result in increased compensation, require increasingly demanding levels of performance.

Long-Term Equity Incentives.    Our equity award program is the primary vehicle for offering long-term incentives to our employees, including our executive officers. Our equity awards to executive officers have been made solely in the form of stock options. Prior to this offering, our executives were eligible to participate in our 2000 Plan. Following the completion of this offering, we will grant our executive officers stock-based awards solely pursuant to the 2007 Equity Incentive Plan, or the 2007 Plan, which will become effective upon the completion of this offering. Under the 2007 Plan, executives will be eligible to receive grants of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights and other stock-based equity awards at the discretion of the compensation committee.

We believe that equity awards provide our executive officers with an incentive to focus on our long-term performance, create an ownership culture among our management team and our employees, and align the interests of our executive officers with those of our shareholders. In addition, the vesting feature of our equity awards is designed to further our objective of executive retention by providing an incentive to our executive officers to remain in our employed with us during the vesting period. We believe that the long-term performance of our business is improved through the grant of stock-based awards so that the interests of our executive officers are aligned with the creation of value for our shareholders. In determining the size of equity grants to our executive officers, our compensation committee and board of directors have considered comparative share ownership of executive officers serving in comparable companies for similar positions, our overall performance, the applicable executive officer’s performance, the achievement of certain strategic initiatives and the amount of equity previously awarded to the executive officer and the vesting of such awards, as well as their own business judgment and experiences.

Grants of equity awards, including those to executive officers, are approved by our compensation committee and our board of directors and are granted based on the fair value of our common stock on the date of grant. We generally grant stock options to executive officers upon their initial hire and in connection with a promotion. In addition, stock option grants to executive officers and other employees have been made from time to time in the discretion of our compensation committee and our board of directors consistent with our incentive compensation program objectives.

A number of our executive officers, including four of our named executive officers are long-term employees or founders and had fully vested in all their stock options in 2006. In light of this, in 2007 we engaged an independent compensation consultant to review and recommend levels of equity ownership for our executive officers based on a peer group of recently public software companies and late-stage private technology companies. While the compensation committee and chief executive officer took into account the draft reports from the consultant, they relied primarily on the option grant and equity ownership data underlying those reports, the share ownership and options held by our executive officers, and their own judgment in recommending the aggregate and individual executive stock option grants to the board of directors. On the recommendation of our compensation committee, our board of directors approved stock option grants to our named executive officers of 2,900,000 shares in February 2007 and 1,125,000 shares in August 2007. In determining the aggregate amount of option grants and the individual share amounts to be granted to our executive officers, our board of directors considered the aggregate equity ownership and options then held by our executive officers, the underlying data from the consultant’s reports, and their own business judgment. The option award amounts for each these executive officers is provided under “Executive Compensation — Grants of Plan-Based Awards During the 2006 Fiscal Year.”

The stock option awards we have granted generally provide that 25% of the shares vest one year from the date of grant and the remainder vest ratably over the following 36-month period. Certain of the stock option awards can be exercised prior to vesting, in which case the shares received are subject to repurchase rights in our favor that expire upon vesting. Options generally expire ten years following the date of grant, subject to earlier expiration upon termination of employment.

Pursuant to the terms of the 2000 Plan, in the event of certain change of control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, all outstanding awards under the plan may be assumed by the successor corporation or replaced with an equivalent award. If the options are assumed, the vesting of all awards will accelerate immediately prior to the change of control with respect to one-third of the then unvested shares subject to the award. In addition, if the employment of a person who is an officer at or above the level of vice president is terminated in connection with or within 12 months following the change of control, his or her award will become fully vested immediately prior to the effective date of the termination. If there is no assumption, substitution or replacement of an outstanding award by the successor corporation, the vesting of the award will accelerate and the award will become fully vested prior to the consummation of the change of control transaction, and if such award is not exercised prior to the consummation of the change of control transaction, it will terminate in accordance with the terms of the 2000 Plan.

Following the completion of this offering, the exercise price of any stock option will be equal to the closing sale price of our common stock on the NASDAQ Global Market on the date of grant.

Other Compensation.    Each of our executive officers is eligible to participate in our employee benefits programs on the same terms as non-executive employees, including our 401(k), flexible spending accounts, medical, dental and vision care plans. In addition, employees, including executive officers, participate in our life and accidental death and dismemberment insurance policies, long-term and short-term disability plans, employee assistance program, and standard company holidays.

Tax Considerations.    Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. Our compensation committee and our board of directors may, in their judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Executive Compensation Tables

The following table presents compensation information for our fiscal year ended December 31, 2006 paid to or accrued for our chief executive officer, our former chief financial officer and our three other most highly compensated officers or former officers. We refer to these executive officers as our “named executive officers.”

Summary Compensation Table

Name and principal position	Salary	Bonus	Option Awards (1)	Non-equity Incentive Plan Compensation (2)	All Other Compensation		Total
Nicholas Tiliacos President and Chief Executive Officer	$300,000	—	—	$75,563	$7,808	(3)	$383,371
James A. Nuccitelli Vice President of Sales	175,000	—	—	83,344	6,519	(4)	264,863
Scott E. Sikora Chief Technology Officer	183,333	—	—	32,500	6,430	(4)	222,263
Steve H. Zirkel Vice President of Sales Eastern Region and General Manager	179,519	—	1,749	92,342	79,377	(5)	352,987

Former Officers
David Page (6) Former Senior Vice President and General Manager	230,292	—	—	56,250	235,723	(7)	522,266
Don Schlosser (8) Former Chief Financial Officer	200,000	—	—	40,625	6,727	(4)	247,352

(1)	Valuation of awards is based on recognized expense for 2006, determined pursuant to SFAS(R) utilizing the assumptions discussed in note 12 to our consolidated financial statements included elsewhere in this prospectus.

(2)	The amounts reported in this column consist of bonuses earned in the year ended December 31, 2006 pursuant to our 2006 variable compensation plan. For a description of this plan, see “Executive Compensation — Compensation Discussion and Analysis — Variable Cash Bonuses.”

(3)	Represents life and accidental death and dismemberment insurance premiums paid by us, employer contributions to our 401(k) plan and employer paid club membership.

(4)	Represents life and accidental death and dismemberment insurance premiums paid by us on behalf of the executives and employer contributions to our 401(k) plan.

(5)	Represents life and accidental death and dismemberment insurance premiums paid by us, employer contributions to our 401(k) plan and $72,939 of relocation and housing expense reimbursement.

(6)	Mr. Page ceased employment with us in December 2006.

(7)	Represents life and accidental death and dismemberment insurance premiums paid by us, employer contributions to our 401(k) plan and $229,000 of severance benefits paid in January 2007.

(8)	Mr. Schlosser ceased serving as our chief financial officer in April 2007.

Grants of Plan-Based Awards During the 2006 Fiscal Year

The following table sets forth information regarding each plan-based award granted to our named executive officers in the year ended December 31, 2006.

	Grant Date	Estimated Possible Payments Under Non-Equity Incentive Plan Awards (1)			All Other Option Awards: Number of Securities Underlying Options (#)		Exercise Price of Option Awards (2)	Grant Date Fair Value of Option Awards (3)
Name		Threshold	Target	Maximum
Nicholas Tiliacos	—	$—	$93,000	$93,000	—		—	—
James A. Nuccitelli	—	—	115,000	115,000	—		—	—
Scott E. Sikora	—	—	40,000	40,000	—		—	—
Steve H. Zirkel	9/1/2006	—	125,000	125,000	75,000	(4)	$0.50	$21,630
David Page	—	—	75,000	75,000	—		—	—
Don Schlosser	—	—	50,000	50,000	—		—	—

(1)	All awards were granted pursuant to our 2006 variable compensation plan. For a description of this plan, see “Executive Compensation — Compensation Discussion and Analysis — Variable Cash Bonuses.”

(2)	The amounts in this column represent the fair market value of one share of our common stock, as determined by our board of directors, on the date of grant.

(3)	Valuation of awards is based on the grant date fair value of the awards, determined pursuant to SFAS 123(R) utilizing the assumptions discussed in note 12 to our consolidated financial statements included elsewhere in this prospectus.

(4)	These options were granted under the 2000 Plan. Each of these stock options expires ten years from the date of grant and vests at the rate of 25% of the shares on the one-year anniversary of the date of grant, and with the balance vesting monthly over the following three years. These stock options are also subject to accelerated vesting upon involuntary termination or constructive termination following a change of control of our company, as discussed below in “Executive Compensation — Employment Agreements; Change in Control Arrangements.”

Subsequent to the year ended December 31, 2006 and as of September 30, 2007, we granted the following options to our named executive officers:

Name	Grant Date	Number of Security Underlying Option (1)	Option Exercise Price (2)	Grant Date Fair Value of Stock and Option Awards (3)
Nicholas Tiliacos	2/28/2007	1,900,000	$0.55	$709,650
	8/31/2007	700,000	1.25	773,430
James A. Nuccitelli	2/28/2007	200,000	0.55	74,700
	8/31/2007	100,000	1.25	110,490
Scott E. Sikora	2/28/2007	600,000	0.55	224,100
	8/31/2007	200,000	1.25	220,980
Steve H. Zirkel	2/28/2007	200,000	0.55	74,700
	8/31/2007	125,000	1.25	138,113

(1)

Each stock option was granted pursuant to the 2000 Plan. Each of these stock options expires ten years from the date of grant and vests at the rate of 25% of the shares on the one-year anniversary of the date of grant, and with the balance vesting monthly over the following three years. These stock options are also subject to accelerated vesting upon involuntary termination or constructive termination following a change of control of Varolii, as discussed below in “Executive Compensation — Equity Benefit Plans — 2000 Stock Option Plan.”

(2)	Options to purchase shares of common stock were granted at exercise prices equal to the fair market value of the common stock on the date of grant.

(3)	Valuation of these options is based on the total dollar amount of share-based compensation recognized for consolidated financial statement reporting purposes pursuant to SFAS No. 123(R). The grant date fair value of stock option awards was determined using the Black-Scholes option pricing model using the following assumptions: volatility of 60.3% expected life of 5.4 years, risk free interest rate of 4.52% and an estimated fair value of the underlying common stock of $0.62 per share at February 28, 2007 and of $1.40 at August 31, 2007.

Outstanding Option Awards at 2006 Fiscal Year-End

The following table summarizes outstanding equity awards held by each of our named executive officers as of December 31, 2006:

	Number of Securities Underlying Unexercised Options (1)			Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price (2)	Option Expiration Date
Name	Exercisable		Unexercisable
Nicholas Tiliacos	2,875,000	(3)	—	—	$0.06	10/17/2012
	504,765		—	—	0.13	10/11/2011
	1,605,564		—	—	0.10	12/7/2010

James Nuccitelli	662,500		—	—	0.06	10/17/2012
	112,500		—	—	0.13	8/30/2011
	225,000		—	—	0.10	7/12/2010

Scott Sikora	270,000		—	—	0.06	10/17/2012

Steve Zirkel	—		75,000	—	0.50	8/31/2016
	125,000		125,000	—	0.10	12/16/2014
	112,500		37,500	—	0.06	12/18/2013
	50,000		—	—	0.06	10/17/2012
	75,000		—	—	0.13	1/10/2012
	75,000		—	—	0.10	12/7/2010

David Page (4)	250,000		125,000	—	0.20	12/13/2007

Don Schlosser	220,312		73,438	—	0.06	12/18/2013
	82,032		—	—	0.06	10/17/2012
	93,750		—	—	0.13	5/23/2012

(1)	Each stock option was granted pursuant to the 2000 Plan. The vesting and exercisability of each stock option is described in the footnotes below for each option. Except as noted below, each of these stock options expires ten years from the date of grant and vests at the rate of 25% of the shares on the one-year anniversary of the date of grant, and with the balance vesting monthly over the following three years. These stock options are also subject to accelerated vesting upon involuntary termination or constructive termination following a change of control of our company, as discussed below in “Executive Compensation — Employment Agreements; Change in Control Arrangements.”

(2)	Represents the fair market value of a share of our common stock on the option’s grant date, as determined by our board of directors.

(3)	Represents shares remaining subject to an outstanding stock option. Mr. Tiliacos exercised 125,000 shares subject to this option prior to December 31, 2006, as indicated in the table below, and has subsequently exercised an additional 1,375,000 shares subject to this option.

(4)	Following December 31, 2006, 125,000 shares subject to this option became vested and exercisable, Mr. Page ceased providing service to us and Mr. Page exercised all 375,000 shares subject to this option.

Option Exercises During 2006

The following table shows the number of shares acquired pursuant to the exercise of options by each named executive officer during our fiscal year ended December 31, 2006 and the aggregate dollar amount realized by the named executive officer upon exercise of the option:

	Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)
Nicholas Tiliacos	125,000
Don Schlosser	480,468

(1)	There was no public trading market for our common stock at December 31, 2006. The value realized has been calculated based on an assumed initial public offering price of $ , less the applicable exercise price, in accordance with SEC rules.

Employment Agreements; Change in Control Arrangements

Employment Agreements

Nicholas A. Tiliacos, our president and chief executive officer, executed an employment agreement in June 2006, which amended and restated his employment agreement from October 2002. The employment agreement provides for at-will employment without any specified term. The agreement does not provide for specific annual salary, but states that it is subject to annual review by the compensation committee of our board of directors and that he is eligible for annual non-equity incentive compensation with an initial target bonus of $93,000 for 2006. His annual salary for 2006 was $300,000. If we terminate Mr. Tiliacos’s employment without cause or constructively terminate his employment (as these terms are defined in his employment agreement), Mr. Tiliacos will be entitled to receive the following: payment of his then-current base salary for a period of six months following his termination; reimbursement for any premiums paid by him to continue medical and dental plan coverage for him and any of his eligible dependents for a period of up to six months following his termination; payment of an amount equal to 50% of the average annual incentive bonus paid to him over the two years preceding his termination; and extension of the exercise period with respect to his stock options for an additional six months. Our obligations to provide severance payments to Mr. Tiliacos following termination of employment are contingent on his signing a general release of claims against us. In addition, the agreement provides that in the event of a change of control of our company, 100% of his unvested stock options will automatically vest.

John Flavio, our chief financial officer, executed an offer letter in February 2007. The offer letter provides for at-will employment without any specific term. The offer letter establishes his starting annual base salary at $225,000, which is subject to annual review in accordance with our normal salary review process. In addition, Mr. Flavio is eligible for an annual incentive bonus, as determined by the compensation committee or the board of directors, with an initial annual target bonus amount of $65,000. Pursuant to the offer letter, Mr. Flavio was granted an option to purchase 1,400,000 shares of common stock with an exercise price equal to $0.55 per share. If we terminate Mr. Flavio’s employment without cause or constructively terminate his employment (as these terms are defined in his offer letter), Mr. Flavio will continue receiving his then-current base salary for a period of six months following his termination and we must reimburse premiums paid by him for continued medical and dental plan coverage of him and any of his eligible dependents for up to six months following his termination. Our obligations to provide severance payments to Mr. Flavio following termination of employment are contingent on his signing a general release of claims against us. In the event that Mr. Flavio’s employment is terminated without cause or constructively terminated within 12 months following a change of control (as such terms are defined in the offer letter), 100% of his unvested stock options will automatically vest.

Jeffrey J. Read, our executive vice president of sales, marketing and business development, executed an offer letter in July 2007. The offer letter provides for at-will employment without any specific term. The offer letter establishes his starting annual base salary at $250,000, which is subject to annual review in accordance with our normal salary review process. In addition, Mr. Read is eligible for an annual incentive bonus, as determined by the board of directors, with an initial annual target bonus of $125,000. Mr. Read received a prepaid bonus of $25,000, which is forfeitable should Mr. Read voluntarily terminate his employment with us within the first 12 months of his employment. Pursuant to the offer letter, Mr. Read was granted an option to purchase 1,600,000 shares of common stock with an exercise price equal to $1.25 per share. If we terminate Mr. Read’s employment without cause or constructively terminate his employment (as these terms are defined in his offer letter), Mr. Read will continue receiving his then-current base salary for a period of four months following his termination and we must reimburse premiums paid by him for continued medical and dental plan coverage of him and any of his eligible dependents for up to four months following his termination. Our obligations to provide severance payments to Mr. Read following termination of employment are contingent on his signing a general release of claims against us.

Scott E. Sikora, our Chief Technology Officer, executed an employment agreement in May 2000. The employment agreement provides for at-will employment without any specified term and an initial annual salary of $137,500. His annual salary for 2006 was $183,333. If we terminate Mr. Sikora’s employment without cause (as such term is defined in the employment agreement), Mr. Sikora will be entitled to receive the following: payment of his then-current base salary for a period of four months following his termination; and reimbursement for any premiums paid by him to continue medical and dental plan coverage for him and any of his eligible dependents for a period of up to four months following his termination. Our obligations to provide severance payments to Mr. Sikora following termination of employment are contingent on his signing a general release of claims against us.

David Page, our former senior vice president and general manager, executed an employment agreement in November 2005. The agreement provided for at-will employment without any specific term. Pursuant to the employment agreement, Mr. Page was granted an option to purchase 1,000,000 shares of common stock with an exercise price equal to $0.20 per share. In September 2006, Mr. Page executed a separation agreement and general release in connection with his separation from the company. The terms of the separation agreement and general release provided for a severance payment of $229,000, reimbursement of premiums paid by him for continued medical plan coverage through June 30, 2007, and a consulting fee of $1,000 per month for six months. In addition, Mr. Page’s options continued to vest through June 15, 2007, and his option agreement was amended to provide that he may exercise his vested stock option at any time prior to December 13, 2007.

Don Schlosser, our former chief financial officer, executed an employment agreement in June 2006. The employment agreement provided for at-will employment without any specified term. In April 2007, Mr. Schlosser ceased to serve as our chief financial officer and on July 1, 2007 reduced his status to a part-time employee of the Company. Mr. Schlosser’s employment agreement was terminated in connection with his transition to part-time status.

Potential Payments upon Termination or Change in Control

The table below describes the potential payments to our named executive officers upon termination without cause or constructive termination, if applicable, both in connection with a change of control and not in connection with a change of control, as if each officer’s employment terminated as of December 31, 2006.

The value of the vesting acceleration shown in the table below was calculated based on the assumption that the change in control, if applicable, occurred and the officer’s employment terminated on December 31, 2006, and that the fair market value per share of our common stock on that date was $            , the mid-point of the offering range set forth on the cover of this prospectus. The value of the option vesting acceleration was calculated by multiplying the number of unvested shares subject to each option by the difference between the fair market value per share of our common stock as of December 31, 2006, and the exercise price per share of the option. The value of the stock vesting acceleration was calculated by multiplying the number of unvested shares by the fair market value per share of our common stock as of December 31, 2006.

Name	Benefit	Termination Without Cause Prior to Change in Control		Change in Control		Termination Without Cause or Constructive Termination After Change in Control
Nicholas Tiliacos	Severance		$150,000		$150,000		$150,000
	Option Acceleration		—		—		—
	COBRA Premium		7,036		7,036		7,036

	Total Value		$157,036		$157,036		$157,036

James Nuccitelli	Severance		$—		$—		$—
	Option Acceleration		—		—		—
	COBRA Premium		—		—		—

	Total Value		$—		$—		$—

Scott Sikora	Severance	$			$—	$
	Option Acceleration		—		—		—
	COBRA Premium				—

	Total Value	$			$—	$

Steve Zirkel	Severance		$—		$—		$—
	Option Acceleration		—
	COBRA Premium		—		—		—

	Total Value		$—	$		$

David Page	Severance		$—		$—		$—
	Option Acceleration		—				—
	COBRA Premium		—		—		—

	Total Value		$—	$			$—

Don Schlosser	Severance		$—		$102,500		$102,500
	Option Acceleration		—
	COBRA Premium		—		—		—

	Total Value		$—	$		$

Equity Benefit Plans

2000 Stock Option Plan

Our board of directors adopted and our shareholders approved the 2000 Stock Option Plan, or the 2000 Plan, on May 9, 2000. The 2000 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. We will not grant any additional awards under the 2000 Plan following this offering. However, the 2000 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2000 Plan. Instead we will grant options under the 2007 Plan.

Our board of directors currently administers the 2000 Plan, although our compensation committee is also authorized by our board of directors to administer the 2000 Plan. Under the 2000 Plan, the plan administrator has the power to construe and interpret the terms of the awards, including the employees and consultants who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

As of September 30, 2007 we had reserved an aggregate of 36,100,000 shares of our common stock for issuance pursuant to the 2000 Plan; however, in the event options are cancelled or shares are repurchased, such options or shares will be added to the number of shares available for issuance under the 2007 Plan. As of September 30, 2007, options to purchase 24,992,731 shares of common stock were outstanding and 3,270,221 shares were available for future grant under the 2000 Plan.

The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant, and their terms may not exceed ten years. The exercise price of nonstatutory stock options may be determined by the plan administrator; provided, that the per share price cannot be less than 100% of fair market value of our common stock on the date of grant for named executive officers. With respect to incentive stock options granted to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the exercise price must equal at least 110% of the fair market value of our common stock on the grant date. The plan administrator determines the term of all other options.

Upon termination of a participant’s service with us or with a subsidiary of ours, the optionee may exercise his or her option for the period of time stated in the option agreement, to the extent his or her option is vested on the date of termination. In the absence of a stated period in the award agreement, if termination is due to death or disability, the option will remain exercisable for twelve months after termination. If termination is for cause, the option will terminate in its entirety on the termination of employment or at such later time as determined by the plan administrator. In all other cases and if not otherwise stated in the award agreement, the option will remain exercisable for thirty days after termination. An option may never be exercised later than the expiration of its term.

The 2000 Plan provides that in the event of certain change of control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, all outstanding awards under the plan may be assumed by the successor corporation or replaced with an equivalent award. If the options are assumed, the vesting of all awards will accelerate immediately prior to the change of control with respect to one-third of the then unvested shares subject to the award. In addition, if the employment of a person who is an officer at or above the level of vice president is terminated in connection with or within 12 months following the change of control, his or her award will become fully vested immediately prior to the effective date of the termination. If there is no assumption, substitution or replacement of an outstanding award by the successor corporation, the vesting of the award will accelerate and the award will become fully vested prior to the consummation of the change of control transaction, and if such award is not exercised prior to the consummation of the change of control transaction, it will terminate in accordance with the terms of the 2000 Plan.

Unless otherwise determined by the administrator, the 2000 Plan generally does not allow for the transfer of awards under the 2000 Plan other than by will or the laws of descent and distribution, and the right to transfer awards may be exercised only during the lifetime of the optionee and only by such participant.

Our board of directors has the authority to amend or terminate the 2000 Stock Option Plan, provided such action is approved by our shareholders if it increases the number of shares available for issuance under the plan or materially changes the class of persons who are eligible for the grant of incentive stock options.

2007 Equity Incentive Plan

Our board of directors adopted the 2007 Equity Incentive Plan, or 2007 Plan, on October 5, 2007 and we expect our shareholders to approve it prior to consummation of this offering. The 2007 Plan will become effective on the date of this prospectus and will serve as the successor to the 2000 Plan. We have reserved 10,000,000 shares of our common stock to be issued under the 2007 Plan. In addition, shares not issued or subject to outstanding grants under the 2000 Plan on the date of this prospectus, and any shares issued under the 2000 Plan that are forfeited or repurchased by us or that are issuable upon exercise of options that expire or become unexercisable for any reason without having been exercised in full, will be available for grant and issuance under the 2007 Plan (provided the total increase from the 2000 Plan shall not exceed 28,044,202 shares). The number of shares available for grant and issuance under the 2007 Plan will be increased on January 1 of each of 2009 through 2017 by the lesser of (i) 5% of the outstanding shares of our common stock as of the immediately preceding December 31 and (ii) a number of shares determined by our board of directors, provided that the aggregate number of shares shall not exceed 110,000,000. In addition, the following shares will again be available for grant and issuance under the 2007 Plan: shares subject to an option granted under the 2007 Plan that cease to be subject to the option for any reason other than exercise of the option; shares subject to an award granted under the 2007 Plan that are subsequently forfeited or repurchased by us at the original issue price; or shares subject to an award granted under 2007 Plan that otherwise terminates without shares being issued.

The 2007 Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units and stock bonuses. No person will be eligible to receive more than 5,000,000 shares in any calendar year under the 2007 Plan other than a new employee of ours or a new employee of any parent or subsidiary of ours, who will be eligible to receive no more than 10,000,000 shares under the plan in the calendar year in which the employee commences employment.

The 2007 Plan will be administered by our compensation committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. Our compensation committee will have the authority to construe and interpret the 2007 Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

The 2007 Plan provides for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code only to our employees and those of any parent or subsidiary of ours. All awards other than incentive stock options may be granted to our employees, directors, consultants and advisors or those of any parent or subsidiary of ours, provided the consultants and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the grant date.

Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In general, options will vest over a four-year period. The maximum term of options granted under our 2007 Plan will be ten years.

A restricted stock award is an offer by us to sell shares of our common stock subject to certain restrictions. The price, if any, of a restricted stock award will be determined by our compensation committee. Unless otherwise determined by our compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to us.

Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If a restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock, which may be subject to additional restrictions, cash or a combination of our common stock and cash.

Stock bonuses would be granted as additional compensation for service and/or performance and therefore would not be issued in exchange for cash.

Awards granted under the 2007 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise restricted by our compensation committee, nonqualified stock options may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative, or a family member of the optionee who has acquired the option by a permitted transfer. Incentive stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under the 2007 Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us or any parent or subsidiary of ours. Options will generally terminate immediately upon termination of employment for cause. Outstanding awards will be adjusted if we effect a stock split, stock dividend or similar change in our capital structure.

Any individual who becomes a non-employee director after this offering will automatically receive an initial grant of options under the 2007 Plan to purchase 150,000 shares of common stock upon being elected to the board of directors at an exercise price equal to the closing market price of our common stock on the date of grant. Initial grants made to our non-employee directors will vest at the rate of 1/36th each month following the date of grant. Beginning at our 2009 annual meeting of shareholders, on the day following each annual meeting of shareholders, any person who is then a non-employee director and who has been a non-employee director for at least 11 months will automatically be granted an option to purchase 50,000 shares of common stock under the 2007 Plan at an exercise price equal to the closing market price of our common stock on the date of grant. Annual grants made to our non-employee directors will vest in a full on the day prior to the date of the next annual meeting of shareholders.

If we are dissolved or liquidated or undergo a change of control, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. In the event a successor company does not assume or substitute awards, our compensation committee may, in its discretion, accelerate the vesting of all options and terminate any restrictions on stock option awards or provide for the termination of awards on such terms and conditions as it deems appropriate, including providing for the cancellation of awards for a cash or other payment to the awardee.

The board of directors may amend the 2007 Equity Incentive Plan at any time. However, we will solicit shareholder approval for any amendment to the 2007 Equity Incentive Plan to the extent necessary to comply with applicable laws or NASDAQ Global Market listing requirements. Generally, no action by our board of directors or shareholders may alter or impair any award previously granted under the 2007 Equity Incentive Plan without the written consent of the participant.

2007 Employee Stock Purchase Plan

Our board of directors adopted the 2007 Employee Stock Purchase Plan on October 5, 2007, and we expect our shareholders to approve it prior to consummation of this offering. The 2007 Employee Stock Purchase Plan will become effective on the date on which the registration statement of which this prospectus forms a part is declared effective. The 2007 Employee Stock Purchase Plan is designed to enable eligible employees to purchase shares of our common stock through accumulated payroll deductions. Purchases are accomplished through participation in discrete offering periods. The 2007 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code.

We anticipate that we will initially reserve 2,500,000 shares of our common stock for issuance under the 2007 Employee Stock Purchase Plan. We anticipate that the number of shares reserved for issuance under the 2007 Employee Stock Purchase Plan will increase automatically on the first day of each January 1 of each of 2009 through 2017 by the least of: (i) 1% of the outstanding shares of our common stock as of the immediately preceding December 31, and (ii) a number of shares determined by our board of directors, provided that the total number of shares available for issuance under the 2007 Employee Stock Purchase Plan shall not exceed 16,000,000 shares. No other shares may be added to this plan without the approval of our shareholders.

Our compensation committee will administer the 2007 Employee Stock Purchase Plan. Our employees generally are eligible to participate in the 2007 Employee Stock Purchase Plan if they are employed by us, or a subsidiary of ours that we designate, for more than 20 hours per week and more than five months in a calendar year. Employees who are 5% shareholders, or would become 5% shareholders as a result of their participation in our 2007 Employee Stock Purchase Plan, will be ineligible to participate in the 2007 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility as well. Under the 2007 Employee Stock Purchase Plan, eligible employees may acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees may select a rate of payroll deduction between 1% and 20% of their base salaries. Outstanding stock rights will be adjusted if we effect a stock split, stock dividend or similar change in our capital structure. We also have the right to amend or terminate the 2007 Employee Stock Purchase Plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under the plan. The 2007 Employee Stock Purchase Plan will terminate on the tenth anniversary of the first offering date, unless it is terminated earlier by our board of directors.

The 2007 Employee Stock Purchase Plan will be implemented by a series of offering periods of approximately six months’ duration with new offering periods (other than the first offering period) generally commencing on February 1 and August 1 of each year. An employee’s participation automatically ends upon termination of employment for any reason. The initial offering period is expected to begin on the date of this offering and end of July 31, 2008. Each eligible employee will be granted an option on the effective date of this offering to purchase shares in the initial offering period in an amount equal to the maximum number of shares that an employee can purchase under the terms of the 2007 Employee Stock Purchase Plan.

No participant will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which that right is outstanding and no employee may purchase more than 25,000 shares of our common stock under the 2007 Employee Stock Purchase Plan in any one purchase period. The purchase price for shares of our common stock purchased under the 2007 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

In the event of a change of control transaction, the 2007 Employee Stock Purchase Plan and any offering periods that commenced prior to the closing of the proposed transaction may terminate on the closing of the proposed transaction and the final purchase of shares will occur on that date, but our compensation committee may instead terminate any such offering period at a different date. In addition, a successor company may assume or substitute an equivalent right for each right to purchase stock under the 2007 Employee Stock Purchase Plan.

The board of directors may amend the 2007 Employee Stock Purchase Plan at any time. However, we will solicit shareholder approval for any amendment to the 2007 Employee Stock Purchase Plan to the extent necessary to comply with applicable laws or NASDAQ Global Market listing requirements. Generally, no action by our board of directors or shareholders may alter or impair any award previously granted under the 2007 Employee Stock Purchase Plan without the written consent of the participant.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the 401(k) plan after 90 days following the date they begin employment and participants are able to defer their eligible compensation up to the statutorily prescribed annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. All accounts are 100% vested at all times. In addition, this plan is a “safe harbor plan”, and allows us to make safe harbor contributions for all eligible participants. We currently do not make matching of other contributions to the 401(k) plan on behalf of employees. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Limitations on Director and Officer Liability and Indemnification

Upon the closing of this offering, our articles of incorporation will limit the liability of directors to the fullest extent permitted by the Washington Business Corporation Act as it currently exists or as it may be amended in the future. Consequently, subject to the Washington Business Corporation Act, no director will be personally liable to us or our shareholders for monetary damages resulting from his or her conduct as one of our directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our shareholders;

•	acts or omissions involving intentional misconduct or knowing violations of law;

•	unlawful distributions; or

•	transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

Upon the closing of this offering, our articles of incorporation will also provide that we may indemnify any individual made a party to a proceeding because that individual is or was a director or officer of ours, and this right to indemnification will continue as to an individual who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors or administrators. Any repeal of or modification to our articles of incorporation may not adversely affect any right of a director or officer of ours who is or was a director or officer at the time of such repeal or modification.

Upon the closing of this offering, our bylaws will provide that we will indemnify our directors and officers, and may indemnify our employees and agents, to the fullest extent permitted by law.

Prior to the closing of this offering, we will enter into agreements to indemnify our directors and certain officers, in addition to the indemnification provided for in our articles of incorporation and bylaws. These agreements, among other things, indemnify our directors and certain officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us, arising out of that person’s services as our director or officer or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also intend to maintain liability insurance for our officers and directors.

RELATED PARTY TRANSACTIONS

Since December 31, 2003, there has not been a transaction where we were, nor is there any proposed transaction where we will be, a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the compensation agreements and other agreements and transactions which are described in “Management — Director Compensation” and “Executive Compensation.”

Policies and Procedures for Transactions with Related Parties

Our policies and the charter of our audit committee adopted by our board of directors on October 5, 2007 require that any transaction with a related party that must be reported under applicable rules of the SEC, other than compensation-related matters, must be reviewed and approved in advance by our audit committee, unless the related party is, or is associated with, a member of that committee, in which case the transaction must be reviewed and approved by the disinterested members of our board of directors. The audit committee has not yet adopted policies or procedures for review of, or standards for approval of, these transactions but intends to do so in the future. In addition, our company policies require that our officers and employees use good judgment and adhere to high ethical standards with respect to situations that create an actual or potential conflict between such person’s personal interests and the interests of the company.

Sale of Common Stock

On September 12, 2007, Mr. Tiliacos, our president and chief executive officer, Mr. Sikora, our chief technology officer, Mr. Nuccitelli, our vice president, sales, Mr. Zirkel, our vice president, sales eastern region and general manager, Mr. Schlosser, our former chief financial officer and one of our other officers sold in the aggregate 2,850,000 shares of our common stock to entities affiliated with BlueRun Ventures, one of our greater than 5% beneficial owners, for approximately $5 million. Mr. Malloy, a member of our board of directors, is a managing partner of BlueRun Ventures. Mr. Malloy disclaims ownership of these acquired shares except to the extent of his pecuniary interest in BlueRun Ventures. In connection with this transaction, our preferred shareholders amended our investors’ rights agreement to provide registration rights for these shares of common stock.

Shareholder and Other Agreements

In connection with the sale of our preferred stock, we entered into agreements that grant customary rights to all of our preferred stock investors. These rights include registration rights, preemptive rights, information rights, voting rights for the election of investor designees to the board of directors and other similar rights. Our investors’ rights agreement, which contains the registration rights and many of the other rights described above, is filed as an exhibit to the registration statement of which this prospectus is a part. All of these rights, other than the registration rights, will terminate upon the completion of this offering. The registration rights under the investors’ right agreement with respect to this offering have been waived. For a description of the registration rights, please see the section entitled “Description of Capital Stock — Registration Rights.”

Indemnification Agreements

Prior to the closing of this offering, we will enter into agreements to indemnify our directors and certain officers, in addition to the indemnification provided for in our articles of incorporation and bylaws. These agreements, among other things, indemnify our directors and certain officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us, arising out of that person’s services as our director or officer or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also intend to enter into similar indemnification agreements with our future directors and executive officers.

PRINCIPAL SHAREHOLDERS

The following table presents the beneficial ownership of our common stock as of September 30, 2007 and as adjusted to reflect the issuance by us of shares of common stock offered by this prospectus, by:

•	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. All shares of our common stock subject to options currently exercisable or exercisable within 60 days of September 30, 2007 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

Unless otherwise indicated by the footnotes below, we believe, based on the information furnished to us, that each shareholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Percentage of ownership is based on 108,786,982 shares of common stock outstanding as of September 30, 2007 and              shares outstanding after completion of this offering, which each give effect to the conversion of all outstanding preferred stock into common stock. The table below assumes the conversion of all shares of our preferred stock into shares of our common stock immediately prior to the completion of this offering.

Unless otherwise indicated in the footnotes to the table, the address of each individual listed in the table is: c/o Varolii Corporation, 821 2nd Avenue Suite 1000, Seattle Washington 98104.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
5% Shareholders
Entities affiliated with BlueRun Ventures (1)	26,000,240	23.9%
Entities affiliated with Draper Fisher Jurvetson (2)	32,061,859	29.5
Entities affiliated with InterWest Partners (3)	20,529,282	18.9
Timberline Venture Partners, L.P. (4)	5,882,450	5.4

Directors and Named Executive Officers
Nicholas Tiliacos (5)	3,935,329	3.6
James Nuccitelli (6)	825,000	*
Scott Sikora (7)	2,670,000	2.5
Steve Zirkel (8)	401,041	*
David Page	653,754	*
Don Schlosser (9)	793,880	*
Raj Atluru (10)	32,061,859	29.5
Steve Bowsher (11)	5,208	*
H. Robert Gill (12)	489,583	*
Elliott H. Jurgensen Jr. (13)	250,000	*
John Malloy (14)	26,000,240	23.9
John G. McDonald (15)	5,208	*
Doug Pepper (16)	20,529,282	18.9
All executive officers and directors as a group (17 persons) (17)	89,727,014	82.5

*	Less than 1%.

(1)	Consists of 25,712,038 shares held by Nokia Venture Partners II, L.P., and 288,202 shares held by NVP II Affiliates Fund, L.P. N.V.P. II, LLC is the general partner of the general partner of Nokia Venture Partners II, L.P. and NVP II Affiliates Fund, L.P. N.V.P. II, LLC is controlled by its managing members, John Malloy, W. Peter Buhl, John E. Gardner, Jonathan R. Ebinger and Tantti Oy, a Finnish corporation owned and controlled by Antti S. Kokkinen. Mr. Malloy, a managing partner of BlueRun Ventures (formerly Nokia Venture Partners) and a member of our board of directors, shares voting and dispositive power over these shares with the other managers of N.V.P. II, LLC, including Messrs. Buhl, Gardner, Ebinger and Kokkinen. Mr. Malloy disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of BlueRun Ventures is 545 Middlefield Road, Suite 210, Menlo Park, California 94025.

(2)	Consists of 29,817,530 shares held by Draper Fisher Jurvetson Fund VI, L.P. and 2,244,329 shares held by Draper Fisher Jurvetson Partners VI, LLC, or DFJ Partners. Raj Atluru is a member of Draper Fisher Jurvetson Management Company VI, LLC, or DFJ Management, the general partner of Draper Fisher Jurvetson Fund VI, L.P. Mr. Atluru disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The voting and investment power over the shares held by DFJ Partners and the DFJ Management are controlled, in each case, by a majority vote of the three managing members, including Timothy C. Draper, John Fisher and Steve Jurvetson. The address of Draper Fisher Jurvetson is 2882 Sand Hill Rd., Suite 150, Menlo Park, California 94025.

(3)	Consists of 566,608 shares held by InterWest Investors Q VIII, L.P., 158,075 shares held by InterWest Investors VIII, L.P., and 19,804,599 shares held by InterWest Partners VIII, L.P. InterWest Management Partners VIII, LLC is the general partner of InterWest Investors Q VIII, L.P., InterWest Investors VIII, L.P., and InterWest Partners VIII, L.P. The managing directors, consisting of Harvey B. Cash, Philip T. Gianos, W. Scott Hedrick, W. Stephen Holmes, Gilbert H. Kliman, Arnold L. Oronsky, Thomas L. Rosch and Michael B. Sweeney, and the venture members, consisting of Chris Ehrlich and H. Ronald Nash, have shared voting and investment control over the shares owned by InterWest Investors Q VIII, L.P., InterWest Investors VIII, L.P., and InterWest Partners VIII, L.P. Messrs. Cash, Ehrlich, Gianos, Hedrick, Holmes, Kliman, Nash, Oronsky, Rosch and Sweeney disclaim beneficial ownership of the shares except to the extent of their respective pecuniary interest therein. The address of InterWest Partners is 2710 Sand Hill Road, Second Floor, Menlo Park, California 94025.

(4)	Timberline Venture Partners, L.P. is a member of the Draper Fisher Jurvetson Network, pursuant to which it shares referrals and market data with other members of the network. Draper Fisher Jurvetson has no voting control or beneficial ownership of the shares held by Timberline. Timothy C. Draper is the managing member of Timberline Ventures, LLC, which is the general partner of Timberline Venture Partners, L.P. Mr. Draper holds sole voting and investment power over the shares and disclaims beneficial ownership of the shares except to the extent of their respective pecuniary interest therein. The address of Timberline is 800 Fifth Avenue, Suite 4100, Seattle, Washington 98104.

(5)	Consists of 1,500,000 shares of Common Stock and 2,435,329 shares subject to options exercisable within 60 days of September 30, 2007.

(6)	Consists of 825,000 shares subject to options exercisable within 60 days of September 30, 2007.

(7)	Consists of 2,400,000 shares of Common Stock and 270,000 shares subject to options exercisable within 60 days of September 30, 2007.

(8)	Consists of 501,041 shares subject to options exercisable within 60 days of September 30, 2007.

(9)	Consists of 330,468 shares of Common Stock and 463,412 shares subject to options exercisable within 60 days of September 30, 2007.

(10)	Includes the shares described above in footnote (2). Mr. Atluru is a member of Draper Fisher Jurvetson Management Company VI, LLC, which is the general partner of Draper Fisher Jurvetson Fund VI, L.P., and is a member of our board of directors. Accordingly, Mr. Atluru may be deemed to beneficially own the shares held by these funds. Mr. Atluru disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(11)

Consists of 5,208 shares subject to options exercisable within 60 days of September 30, 2007. Mr. Bowsher is a former general partner with InterWest Partners and has an investment stake in InterWest Partners VIII,

L.P., InterWest Investors VIII, L.P. and InterWest Investors Q VIII, L.P. Mr. Bowsher disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest therein.

(12)	Consists of 489,583 shares subject to options exercisable within 60 days of September 30, 2007.

(13)	Consists of 250,000 shares subject to options exercisable within 60 days of September 30, 2007.

(14)	Includes the shares described above in footnote (1). Mr. Malloy is managing partner of N.V.P. II, LLC which is the general partner of the general partner of Nokia Venture Partners II, L.P. and NVP II Affiliates Fund, L.P., and is a member of our board of directors. Accordingly, Mr. Malloy may be deemed to beneficially own the shares held by these funds. Mr. Malloy disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(15)	Consists of 5,208 shares subject to options exercisable within 60 days of September 30, 2007.

(16)	Includes the shares described above in footnote (3). Mr. Pepper is a member of InterWest Management Partners VIII, LLC and is a member of our board of directors. Accordingly, Mr. Pepper may be deemed to beneficially own the shares held by these funds. Mr. Pepper disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(17)	Includes 6,240,995 shares subject to options exercisable within 60 days of September 30, 2007.

DESCRIPTION OF CAPITAL STOCK

Upon consummation of this offering, our authorized capital stock, after giving effect to the amendment and restatement of our articles of incorporation, will consist of 625,000,000 shares of common stock, $0.001 par value per 50,000,000 share and shares of preferred stock, $0.001 par value per share. A description of the material terms and provisions of our articles of incorporation and bylaws affecting the rights of holders of our capital stock is set below. The description is intended as a summary, and is qualified in its entirety by reference to the form of articles of incorporation and the form of our bylaws that will be in effect at the completion of this offering and are filed with the registration statement of which this prospectus is a part. The following is a description of our capital stock after giving effect to the amendment and restatement of our articles of incorporation.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. Our articles of incorporation eliminate the right of shareholders to cumulate votes for the election of directors. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

No Preemptive or Similar Rights

Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our shareholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

As of September 30, 2007, there were 108,786,982 shares of common stock, after giving effect to the conversion of our preferred stock into common stock, held of record by approximately 159 shareholders. There will be          shares of common stock outstanding, after giving effect to the sale of the shares of common stock offered by this prospectus (or              shares outstanding if the underwriters exercise in full their option to purchase additional shares).

Preferred Stock

Upon the completion of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without shareholder approval, to issue up to an aggregate of 50,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

Issuances of preferred stock, while providing desirable flexibility in connection with possible acquisitions and for other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of Varolii without further action by the shareholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have an effect of decreasing the market price of our common stock.

All outstanding shares of preferred stock will be converted to common stock on a one-for-one basis upon the completion of this offering, and we currently have no plans to issue any other shares of preferred stock.

Options

As of September 30, 2007, we had outstanding options to purchase 24,992,731 shares of our common stock.

Warrants

As of September 30, 2007, we had five outstanding warrants to purchase an aggregate of 742,287 shares of our common stock or preferred stock, at a weighted average exercise price of $0.64 per share, of which 373,259 shares are issuable upon exercise of warrants to purchase shares of our preferred stock, which will become exercisable for shares of our common stock upon the completion of this offering. The exercise price of each warrant may be paid either in cash or by surrendering the right to receive shares of common stock having a value equal to the exercise price. Except for one warrant to purchase 73,529 shares of common stock at an exercise price of $0.68 per share, all these warrants will terminate if not exercised prior to the closing of this offering.

Registration Rights

Certain parties to our investors’ rights agreement, who as of September 30, 2007, held 101,337,998 shares of common stock after giving effect to the conversion of all outstanding preferred stock into common stock at the closing of this offering, will be entitled to demand that we register the offer and sale of such shares under the Securities Act. We refer to these shares as “registrable securities.”

Demand Registration Rights

Subject to the lock-up agreements described in “Underwriting—Lock Up Agreements,” commencing 180 days after the closing of this offering, holders of at least 50% of the registrable securities may require us to prepare and file a registration statement under the Securities Act, at our expense, covering at least 20% of the outstanding registrable securities with an aggregate anticipated offering price of at least $10,000,000. If these demand registration rights are exercised, we are required to use our best efforts to cause the shares requested to be included in the registration statement, subject to customary conditions and limitations. We are not obligated to effect more than two of these demand registrations.

S-3 Registration Rights

Once we become eligible to file a registration statement on Form S-3, the holders of the registrable securities may require us to register these shares on Form S-3, not more than three times in any 24-month period, if such registration will generate anticipated aggregate net proceeds of at least $500,000. These holders may also participate in a registration initiated by us, subject to specific conditions and limitations.

“Piggyback” Registration Rights

If we register any of our securities for public sale, the shareholders with registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a corporate reorganization. The managing underwriter of any offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 30% of the total shares covered by the registration statement.

Registration Expenses

We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters’ and brokers’ discount and commissions. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by a majority of the holders requesting that we file such a registration statement, subject to limited exceptions.

Expiration of Registration Rights

Registration rights terminate no later than five years after this offering. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act.

Anti-Takeover Provisions

Some of the provisions of Washington law, our articles of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Washington Law

Upon the closing of this offering, we will be subject to the provisions of Section 23B.19.040 of the Washington Business Corporation Act. Subject to exceptions, Section 23B.19.040 prohibits a “target corporation” from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after that acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Prohibited transactions include, among others:

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; and

•	allowing the acquiring person to receive any disproportionate benefits as a shareholder.

After the five-year period, a “significant business transaction” may occur, as long as it complies with certain “fair price” provisions of the statute. A corporation may not “opt out” of this statute. This provision may have the effect of delaying, deferring or preventing a change in control.

Articles of Incorporation and Bylaws

Upon the closing of this offering, certain provisions of our articles of incorporation and bylaws could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Undesignated Preferred Stock.    The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Shareholder Meetings.    Our articles of incorporation and bylaws provide that a special meeting of shareholders may be called only by a majority of the board of directors, the chairman of the board of directors (if one is appointed) or our chief executive officer.

Requirements for Advance Notification of Shareholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Shareholder Action by Written Consent.    Our articles of incorporation eliminates the right of shareholders to act by written consent without a meeting.

Election and Removal of Directors.    Our articles of incorporation provides for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our shareholders. In addition, our directors are removable only for cause and, subject to certain exceptions, any vacancies of the board of directors shall be filled only by the affirmative vote of a majority of the directors then in office. Because this system of election, appointing, removing and replacing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of the board of directors.

NASDAQ Global Market Listing

We have applied to list our common stock on the NASDAQ Global Market under the symbol “VRLI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Mellon Investor Services LLC. Their phone number is (201) 680-6578.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, based on the number of shares outstanding as of September 30, 2007, and after giving effect to the automatic conversion of all outstanding shares of our preferred stock into common stock immediately prior to completion of this offering, we will have              shares of common stock outstanding, or              shares of common stock if the underwriters exercise their option to purchase additional shares in full. All of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates (as that term is defined in Rule 144 under the Securities Act) may only be sold in compliance with the limitations described below.

Sales of Restricted Securities

The remaining 108,786,982 shares of common stock will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. In addition, as a result of the lock-up agreements described below, market stand-off agreements between us and our shareholders, and the provisions of Rule 144 and Rule 701 (subject in some cases to a right of repurchase by us), these shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows (subject in some cases to volume limitations under Rule 144):

•	no shares will be eligible for sale on the date of this prospectus;

•	approximately 22,099,601 shares will be eligible for sale upon the expiration of lock-up agreements, as described below under “— Lock-up Agreements;”

•

             shares that are not subject to the lock-up agreements described below and are subject to market stand-off agreements with us will be eligible for sale upon expiration of the market stand-off agreements, beginning on the 181st day after the date of this prospectus, subject to early release by us, in our sole discretion, and subject in some cases to the provisions of Rule 144 under the Securities Act; and

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter upon the lapse of our right of repurchase with respect to any unvested shares.

Lock-up Agreements

We and all of our directors and officers and the holders of substantially all of our outstanding shares, stock options and warrants have entered into lock-up agreements with the underwriters not to offer for sale, sell or otherwise dispose of any of our shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, and the holders of common stock, options and warrants may not sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Lehman Brothers Inc. and J.P. Morgan Securities Inc. for a period of 180-days, subject to specified exceptions and a possible extension of up to 34 additional days beyond the end of such 180 day period, after the date of this prospectus. These agreements are described below under the section entitled “Underwriting—Lock-Up Agreements.”

Rule 144

In general, under Rule 144 promulgated under the Securities Act as currently in effect, a person, or group of persons whose shares are required to be aggregated, who has beneficially owned shares that are restricted securities as defined in Rule 144 for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, which will be approximately shares immediately after this offering; and

•	the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate. Approximately 22,099,601 shares of our common stock will qualify for resale under Rule 144(k) within 180 days of the date of this prospectus.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with specified restrictions, including the holding period contained in Rule 144. However, all shares issued under Rule 701 are subject to 180-day lock-up agreements and will only become eligible for sale at the expiration of such agreements.

Registration Rights

Certain parties to our investors’ rights agreement, who as of September 30, 2007 held 101,337,998 shares of our common stock will be entitled to registration rights with respect to such shares. For a description of these registration rights, please see “Description of Capital Stock — Registration Rights.” After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options

As of September 30, 2007, options to purchase a total of 24,992,731 shares of our common stock were outstanding under the 2000 Plan. We intend to file a registration statement on Form S-8 under the Securities Act and as permitted by the Securities Act to register all shares of our common stock subject to outstanding options, all shares of our common stock issued upon exercise of stock options and all shares of our common stock issuable under our equity incentive and employee stock purchase plans. Accordingly, shares of our common stock issued under these plans will be eligible for sale in the public markets, subject to vesting restrictions and the lock-up agreements described above.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all of the potential U.S. federal income and estate tax consequences relating thereto, nor does it address any gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all of the U.S. federal tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income and estate tax laws, including, without limitation, U.S. expatriates, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS OR APPLICABLE TAX TREATIES AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a U.S. person or a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital that will first be applied against and reduce a non-U.S. holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “— Gain on Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business and includable in the holder’s gross income for the tax year, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) or, if an income tax treaty applies, a properly executed IRS Form W-8BEN (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding on any gain recognized upon the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock. However, even if we are or become a USRPHC, as long as our common stock is regularly traded on an established securities market, it will be treated as a U.S. real property interest only if you owned directly or indirectly more than 5% of our common stock at any time during the applicable period.

The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our overall business assets. We believe we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance that conclusion is correct or might not change in the future based on changed circumstances.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable income tax treaties.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States).

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, however, generally will not apply to distributions to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met.

Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments in the case of a U.S. broker or a broker with substantial U.S. ownership or operations if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder and an exemption is not otherwise established. Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for United States federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as United States situs property subject to United States federal estate tax.

UNDERWRITING

Lehman Brothers Inc. and J.P. Morgan Securities Inc. are acting as the representatives of the underwriters and the joint book-running managers of this offering. Subject to the terms and conditions of an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
J.P. Morgan Securities Inc.
William Blair & Company, L.L.C.
JMP Securities LLC
RBC Capital Markets Corporation

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares (other than the shares of common stock covered by their option to purchase additional shares as described below). The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including that:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discount and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the initial public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $           per share. After the completion of the initial public distribution, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $           million (excluding underwriting discount and commissions). These offering expenses include the registration and filing fees, and printing, legal, accounting, insurance, transfer agent and other expenses payable by us.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of              shares at the initial public offering price less underwriting discount and commissions. This option may be exercised if the underwriters sell more

than              shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, our executive officers and directors and substantially all of our securityholders have agreed that without the prior written consent of each of Lehman Brothers Inc. and J.P. Morgan Securities Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the common stock whether any such transaction described in clauses (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus. Such restrictions shall not apply to the sale of the shares of common stock by us pursuant to this prospectus or shares issued pursuant to our employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date of this prospectus or the filing by us of a registration statement on Form S-8 or to bona fide gifts, sales or other dispositions of shares of any class of our capital stock by an executive officer, director or securityholder, in each case that are made exclusively between and among such person and members of such persons’ family, or affiliates of such person; provided that the transferee/donee agrees, among other things, to be bound by the foregoing restrictions. In addition, such restrictions shall not prohibit an executive officer, director or security holder from establishing a trading plan under Rule 10b-5-1 under the Securities Exchange Act of 1934, or the Securities Exchange Act, during the restricted period so long as no transactions thereunder are entered into or consummated during the restricted period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs: or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on and including the date of the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc. and J.P. Morgan Securities Inc.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

We have applied to have our common stock quoted on the NASDAQ Global Market under the symbol “VRLI.”

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them without the prior specific written approval of the customer.

Relationships with Underwriters

Certain of the underwriters and their affiliates have in the past provided financial advisory services, and the underwriters or their affiliates may provide, from time to time in the future, commercial banking, financial advisory, investment banking or other services for us in the ordinary course of their business, for which they have received or may receive customary fees. In addition, from time to time, certain of the underwriters or their respective affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities. We have engaged, and may in the future, engage in transactions with and perform services for one or more of the underwriters or their respective affiliates in the ordinary course of our business. For example, we have entered into a contract with JPMorgan Chase Bank, National Association, an affiliate of J.P. Morgan Securities Inc., for use of our customer communications solutions in the ordinary course of business, pursuant to which we provide such solutions in return for a customary fee. In the year ended December 31, 2006 and the nine months ended September 30, 2007, JPMorgan Chase Bank, National Association, accounted for 0.36% and 0.48% of our revenues, respectively. Our contract with JPMorgan Chase Bank, National Association, with respect to our customer communications solution, has no termination date.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member slate.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the common stock being offered by this prospectus will be passed upon for us by Heller Ehrman LLP, Seattle, Washington which has acted as our counsel in connection with this offering. Certain shareholders of and entities affiliated with Heller Ehrman LLP beneficially own 356,305 shares of our common stock. The underwriters have been represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington.

EXPERTS

The consolidated financial statements of Varolii Corporation as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, included in this prospectus and registration statement have been included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements of EnvoyWorldWide, Inc. for the period from January 1, 2005 through December 6, 2005, included in this prospectus and registration statement have been included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of Varolii, such references are not necessarily complete and, if such contract or document is filed as an exhibit to the registration statement, you should refer to the applicable exhibit attached to the registration statement for a copy of the actual contract or document.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Varolii, that file electronically with the Securities and Exchange Commission.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Varolii Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ deficit, and of cash flows present fairly, in all material respects, the financial position of Varolii Corporation and its subsidiary at December 31, 2005 and 2006 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these consolidated statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, during the year ended December 31, 2005, the Company changed the manner in which it accounts for warrants to purchase convertible preferred stock. Also as discussed in Note 2 to the consolidated financial statements, during the year ended December 31, 2006, the Company changed the manner in which it accounts for certain sales commissions and stock compensation costs.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington

June 28, 2007, except for net loss per common share and preferred stock warrants described in Note 2 and the subsequent event described in Note 15 as to which the date is September 12, 2007

VAROLII CORPORATION

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,		September 30, 2007	Pro Forma Shareholders’ Equity as of September 30, 2007
	2005	2006
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$3,283	$4,070	$1,211
Marketable securities	1,502	—	—
Accounts receivable, net	8,538	13,436	15,392
Deferred professional services	1,116	1,625	2,038
Prepaid expenses and other	1,158	1,352	2,909

Total current assets	15,597	20,483	21,550
Property and equipment, net	7,353	7,954	8,254
Goodwill	6,229	6,229	6,229
Other intangible assets, net	6,185	4,931	3,991
Deferred professional services and other assets	393	1,023	718

Total assets	$35,757	$40,620	$40,742

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,052	$2,941	$1,647
Accrued expenses	3,379	3,382	6,107
Capital lease obligations and other financing arrangements	181	143	647
Deferred rent	136	136	136
Current portion of long term debt	1,903	3,611	5,628
Deferred revenue	6,478	8,766	9,554

Total current liabilities	14,129	18,979	23,719

Non-current liabilities:
Capital lease obligations and other financing arrangements	155	9	613
Deferred rent	1,135	1,076	1,085
Long term debt, net of current portion	1,511	5,366	3,378
Deferred revenue, net of current portion	300	908	671
Convertible preferred stock warrant liability	431	952	570	$—

Total non current liabilities	3,532	8,311	6,317

Total liabilities	17,661	27,290	30,036

Commitments and contingencies (note 14)
Convertible preferred stock, $0.001 par value — 99,000,000 shares authorized, 93,314,739 shares issued and outstanding, liquidation value $41,976 at December 31, 2005, and 2006, 93,687,998 shares issued and outstanding at September 30, 2007 (unaudited) and no shares authorized issued and outstanding at September 30, 2007 pro forma (unaudited)	41,914	41,914	42,565	$—

Shareholders’ equity (deficit):
Common stock, $0.001 par value — 141,000,000 shares authorized; 9,350,160 shares issued and outstanding at December 31, 2005; 10,264,104 shares issued and outstanding at December 31, 2006; 15,098,984 shares issued and outstanding at September 30, 2007 (unaudited); 108,786,982 shares issued and outstanding at September 30, 2007 pro forma (unaudited)	9	10	15	$109
Additional paid-in capital	22	250	1,530	44,571
Accumulated deficit	(23,849)	(28,844)	(33,404)	(33,404)

Total shareholders’ equity (deficit)	(23,818)	(28,584)	(31,859)	$11,276

Total liabilities, convertible preferred stock and shareholders’ equity (deficit)	$35,757	$40,620	$40,742

The accompanying notes are an integral part of these consolidated financial statements.

VAROLII CORPORATION

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Revenues	$16,192	$29,738	$50,914	$36,457	$49,219

Operating expenses:
Cost of operations and support (exclusive of amortization of intangible assets)	4,285	7,792	14,711	10,238	15,721
Cost of services	1,484	3,526	8,150	6,310	7,055
Engineering and product development	2,066	4,276	7,408	5,351	8,732
Sales and marketing	6,367	10,569	16,228	12,223	13,752
General and administrative	2,474	3,678	7,202	5,247	6,875
Amortization of intangible assets	—	85	1,254	940	940

Total operating expenses	16,676	29,926	54,953	40,309	53,075

Loss from operations	(484)	(188)	(4,039)	(3,852)	(3,856)

Other income (expense):
Interest income	81	163	136	101	185
Interest expense	(138)	(198)	(576)	(361)	(720)
Change in fair value of convertible preferred stock warrant liability	—	(35)	(521)	(391)	(169)
Other, net	—	(29)	5	5	—

Total other expense, net	(57)	(99)	(956)	(646)	(704)

Net loss before cumulative effect of change in accounting principle	(541)	(287)	(4,995)	(4,498)	(4,560)
Cumulative effect of change in accounting principle	—	(203)	—	—	—

Net loss	$(541)	$(490)	$(4,995)	$(4,498)	$(4,560)

Net loss per common share, basic and diluted	$(0.06)	$(0.05)	$(0.51)	$(0.46)	$(0.39)
Shares used in computing basic and diluted net loss per common share	9,302,972	9,304,327	9,872,180	9,751,872	11,578,518
Pro forma net loss per common share, basic and diluted (unaudited)			$(0.04)		$(0.04)
Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			103,186,919		104,920,602

The accompanying notes are an integral part of these consolidated financial statements.

VAROLII CORPORATION

Consolidated Statements of Shareholders’ Deficit

(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balances, January 1, 2004	9,302,972	$9	$211	$(22,818)	$(22,598)
Net loss				(541)	(541)

Balance, December 31, 2004	9,302,972	9	211	(23,359)	(23,139)
Reclassification of convertible preferred stock warrants to a liability	—	—	(193)	—	(193)
Issuance of common stock in connection with stock option exercises	47,188	—	4	—	4
Net loss	—	—	—	(490)	(490)

Balances, December 31, 2005	9,350,160	9	22	(23,849)	(23,818)
Issuance of common stock in connection with stock option exercises	913,944	1	64	—	65
Stock-based compensation	—	—	164	—	164
Net loss	—	—	—	(4,995)	(4,995)

Balances, December 31, 2006	10,264,104	10	250	(28,844)	(28,584)
Issuance of common stock in connection with stock option exercises (unaudited)	4,834,880	5	385	—	390
Stock-based compensation expense (unaudited)	—	—	735	—	735
Issuance of common stock warrants (unaudited)	—	—	160	—	160
Net loss (unaudited)	—	—	—	(4,560)	(4,560)

Balances, September 30, 2007 (unaudited)	15,098,984	$15	$1,530	$(33,404)	$(31,859)

The accompanying notes are an integral part of these consolidated financial statements.

VAROLII CORPORATION

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Operating activities:
Net loss	$(541)	$(490)	$(4,995)	$(4,498)	$(4,560)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,078	1,812	4,570	3,237	3,784
Amortization of deferred financing costs	—	—	—	—	16
Provision for bad debts	146	170	248	48	211
Loss on disposal of property and equipment	5	29	6	4	—
Amortization of premium on marketable securities	25	77	—	—	—
Stock-based compensation	—	—	164	105	735
Change in carrying value of convertible preferred stock warrant liability	—	238	521	390	169
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(1,508)	(3,874)	(5,146)	(3,052)	(2,167)
Accounts payable	382	452	997	613	(1,294)
Accrued expenses	54	1,272	3	506	2,725
Deferred revenue	564	1,877	2,872	1,087	551
Deferred rent	—	1,271	(59)	(94)	8
Deferred professional services	(415)	(96)	(971)	(254)	(181)
Prepaid expenses and other	(394)	(167)	(338)	(221)	(1,075)

Net cash (used in) provided by operating activities	(604)	2,571	(2,128)	(2,129)	(1,078)

Investing activities:
Acquisition of EnvoyWorldWide, Inc., net of cash acquired of $742	—	(37)	—	—	—
Purchases of property and equipment	(2,820)	(4,861)	(4,031)	(2,944)	(2,176)
Maturities of marketable securities	1,250	4,700	1,502	1,502	—
Purchases of marketable securities	(4,819)	(2,736)	—	—	—

Net cash used in investing activities	(6,389)	(2,934)	(2,529)	(1,442)	(2,176)

Financing activities:
Proceeds from issuance of borrowings	1,996	2,168	7,700	5,700	1,000
Repayments on borrowings	(585)	(1,080)	(2,321)	(2,115)	(1,095)
Proceeds from issuance of common stock	—	4	65	56	390
Exercise of preferred stock warrants	—	—	—	—	100

Net cash provided by financing activities	1,411	1,092	5,444	3,641	395

Net (decrease) increase in cash and cash equivalents	(5,582)	729	787	70	(2,859)
Cash and cash equivalents, beginning of period	8,136	2,554	3,283	3,283	4,070

Cash and cash equivalents, end of period	$2,554	$3,283	$4,070	$3,353	$1,211

Supplemental disclosures:
Cash paid for interest	$138	$182	$543	$361	$718
Accounts payable from purchases of property and equipment	64	308	125	195	217
Issuance of preferred stock in connection with acquisition	—	9,276	—	—	—
Issuance of common stock warrants in connection with a financing arrangement	—	—	—	—	160
Assets obtained under financing arrangement	—	—	—	—	1,233
Reclassification of fair value on exercises of warrants for convertible preferred stock	—	—	—	—	550

The accompanying notes are an integral part of these consolidated financial statements.

VAROLII CORPORATION

Notes to Consolidated Financial Statements

1.    Nature of Business

Varolii Corporation (the “Company”) provides on-demand, interactive customer communications solutions. Enterprises use the Company’s software applications and services to create, manage and deliver automated, personalized communications across multiple channels, including voice, email, SMS, pager, web and fax. The Company’s customer communications solutions span the customer lifecycle with applications for customer initiation, customer service, customer retention and collections. The Company also provides business continuity applications that enable organizations to quickly and reliably communicate with employees and customers in the event of planned and unplanned incidents. On December 6, 2005, the Company acquired all of the outstanding shares of EnvoyWorldWide, Inc. (“Envoy”), which provided enterprise notification services for business continuity and emergency communications. The Company merged its wholly-owned subsidiary Envoy with and into it on December 31, 2006.

The Company has incurred losses to date and expects to incur additional losses in the foreseeable future. The Company continues to devote the majority of its resources to the growth of the Company’s business in accordance with its business plan. The Company’s activities have been financed primarily through the sale of equity securities, and to a lesser extent, bank and other borrowings.

2.    Summary of Significant Accounting Policies

Accounting Principles

The consolidated financial statements and accompanying notes were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and that effect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates inherent in the preparation of the accompanying consolidated financial statements include the carrying value of goodwill and other intangible assets, the length of the customer relationship period used in recognizing deferred revenue, the adequacy of allowances for doubtful accounts and deferred income taxes and stock-based compensation.

Changes in Classification

Certain changes in classification have been made in the prior year financial statements to conform to the classification used in the current year. The changes in classification had no impact on net loss, shareholders’ deficit or cash flows as previously reported.

Revision to Previously Issued Balance Sheet

As of December 31, 2006, the Company has revised the classification of deferred revenues in the accompanying balance sheet. The effect of this revision was to reduce short term deferred revenue and current liabilities and increase deferred revenue - non current and long term liabilities by $565,000. There was no impact on the statements of operations or cash flows for this adjustment. The Company has determined this revision is not material.

Cash and Cash Equivalents

The Company considers all highly liquid investments with purchased maturities of three months or less to be cash equivalents. Cash equivalents consist primarily of money market instruments and commercial paper and are stated at cost, which approximates market value. The Company invests its cash and cash equivalents with major financial institutions; at times these investments exceed federally insured limits. The Company has not experienced any losses on its cash and cash equivalents.

Marketable Securities

The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). The Company determines the appropriate classification of all marketable securities as held-to-maturity, available-for-sale or trading at the time of purchase and re-evaluates such classification as of each balance sheet date. At December 31, 2005, marketable securities consisted primarily of corporate bonds with original maturities of greater than 90 days at the date of purchase but less than one year.

At December 31, 2005, all marketable securities were classified as held-to-maturity and accounted for at amortized cost as the Company had the intent and ability to hold the securities to maturity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts from the date of purchase to maturity. Such amortization is included in interest income (expense) as an addition to or deduction from the coupon interest earned on the investments. The amortized cost of the Company’s marketable securities approximated fair value at December 31, 2005.

The Company held no marketable securities as of December 31, 2006.

Fair Value of Financial Instruments

The Company’s short-term financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and capital lease obligations. The carrying value of these financial instruments approximates fair value due to their short maturities. The Company’s other financial instruments consist of notes payable. The carrying amount of the Company’s notes payable approximates fair value because the related interest rates approximate rates currently available to the Company.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. The Company has credit risk related to the collectibility of its accounts receivable. The Company performs initial and ongoing evaluations of its customers’ financial position and generally extends credit on account without collateral.

The following table presents concentrations of credit risk with respect to the Company’s customers:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Percentage of total revenues:
Customer A	23%	16%	*	*	*
Customer B	22	25	11%	12%	11%
Customer C	13	*	*	*	*

*	Less than 10% of total revenues for the respective period.

At December 31, 2005, one customer comprised 18% of the Company’s accounts receivable balance. No other customer comprised more than 10% of accounts receivable at December 31, 2005, or 2006 or at September 30, 2007 (unaudited).

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices. Management reviews accounts receivable regularly to determine if any receivable will be potentially uncollectible. Estimates are used to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value. These estimates are made by analyzing the status of significant past due receivables and by establishing provisions for estimated losses by analyzing current and historical bad debt trends.

Activity in the allowance for doubtful accounts was as follows:

	Year Ended December 31,			Nine Months Ended September 30, 2007
	2004	2005	2006
	(in thousands)			(unaudited)
Balance, beginning of period	$—	$146	$376	$285
Acquisition of EnvoyWorldWide, Inc.	—	69	—	—
Provision for bad debts	146	170	248	211
Uncollectible accounts written off	—	(9)	(339)	(119)

Balance, end of period	$146	$376	$285	$377

Property and Equipment

Property and equipment are recorded at cost. Expenditures for additions are capitalized and expenditures for repairs and maintenance costs are expensed as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in the statement of operations in the year of disposition.

Depreciation and amortization of property and equipment are calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Network equipment and software	2 to 5 years
Computer and office equipment	2 to 5 years
Leasehold improvements	Lesser of useful life or lease term
Furniture and fixtures	5 years

Intangible Assets, Goodwill and Long-Lived Assets

Intangible assets include customer relationships and technology purchased through the acquisition of Envoy. Intangible assets are presented net of related accumulated amortization and are amortized using the straight-line method over five years. Goodwill also resulted from the acquisition of Envoy but is not amortized. Goodwill is tested for impairment in accordance with the two-step approach provided by SFAS No. 142, Goodwill and Other Intangible Assets, at least annually as of December 31 of each year unless events and circumstances indicate that such assets might be impaired. The Company’s assessment resulted in no impairment to goodwill for the year ended December 31, 2006.

The Company evaluates the recoverability of its long-lived assets, which include property and equipment and acquired intangible assets, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Long-lived assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the expected future undiscounted cash flows that the asset is expected to generate. If that review indicates that the carrying amount of the long-lived asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the asset exceeds its fair value. No impairment losses have been recognized to date.

Segments

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes annual and interim reporting standards for enterprises’ operating segments and related disclosures about its products, services geographic regions and major customers. Operating segments are defined as components of an entity for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company is organized as and operates in one reportable segment: on-demand communications solutions. The Company’s chief operating decision-maker is its chief executive officer and that individual reviews financial information presented on a consolidated basis. Accordingly, management has determined that the Company operates in one segment.

Revenue Recognition

The Company provides customer communications solutions on an on-demand hosted platform. The Company’s customers do not have the contractual right to take possession of the software at any time during the hosting period. Further, it is not feasible for the Company’s customers to either run the software on their own hardware or contract with another party unrelated to the Company to host the software. Accordingly, the Company recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. Accordingly, the Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of fees from the customer is reasonably assured. The Company defers amounts billed for which it will provide services in a future period.

The Company generally provides customer communications services pursuant to non-cancelable contracts that have terms ranging from one year to three years that require its customers commit to a minimum number of notifications per month. The Company’s contracts typically provide that customers are billed for the greater of their actual usage and their monthly minimum committed usage. For most customers, the Company bills the monthly minimum committed usage in advance, and bills actual usage above the minimum commitment monthly in arrears. The Company recognizes revenue based on actual usage within a calendar month. To allow for seasonality and normal business fluctuations in the operations of its customers, the Company permits its customers to carry over a portion, not to exceed 25% of their annual commitment in the aggregate, of their minimum monthly notifications to future periods. The Company records billings for these carryover amounts as deferred revenue and at the end of the contract term, the Company recognizes deferred revenue, if any, related to unused carryover notifications.

The Company provides business continuity services which are typically provided under annual or multi-year agreements pre-paid on an annual basis with revenues recognized pro-rata over the contract period. When an incident occurs and notifications are sent in excess of contracted minimum levels, the Company charges additional fees and recognize revenues as the additional notifications are delivered.

The Company generates revenue from professional services, which include configuration and integration of customer communications applications and business continuity solutions with its customers’ data and systems, and training. The Company bills upon completion of these projects and recognizes revenue ratably over the life of the customer application, which the Company currently estimates to be two years. Related direct costs not exceeding the amount of associated deferred revenue are also deferred and expensed over the term of the related application and are presented as deferred professional services. The Company also provides training for its customers and recognizes revenue as these services are provided. The Company also provides customer management, support and services for a fixed monthly fee, and recognizes revenue from these services on a monthly basis.

Engineering and Product Development

Engineering and product development expenses include compensation and benefits for the Company’s engineering and product development personnel, professional engineering services and other expenses. Engineering and product development costs are expensed as incurred.

Advertising Costs

Advertising costs are charged to operations as incurred and are included as a component of sales and marketing expenses. Advertising costs totaled $34,000, $134,000 and $446,000 during the years ended December 31, 2004, 2005 and 2006, respectively, and for the nine months ended September 30, 2006 and 2007, $294,000 (unaudited) and $270,000 (unaudited), respectively.

Rent Expense and Leasehold Improvements

Rent expense for leases that provide for scheduled rent increases during the lease term are recognized on a straight-line method over the term of the related leases. Certain leasehold improvements are funded by landlord incentives or allowances. Such incentives or allowances under operating leases are recorded as a component of deferred rent and are amortized as a reduction of rent expense over the term of the related lease.

Deferred Sales Commissions

On January 1, 2006, the Company amended the manner in which it had historically accounted for certain sales commissions, to capitalize commission expenses directly related to entering into a customer agreement with a term of one year or greater in accordance with Financial Accounting Standards Board (“FASB”) Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts. Although the Company pays commissions at the time of entering into these agreements, it defers recognition of these expenses and amortizes them as sales and marketing expenses over the terms of the related customer agreements, generally one year to three years. The Company believes that this is the appropriate method of accounting since the commission charges are closely related to the revenues from the customer agreements and the deferred commission amounts previously paid are recoverable through future revenue streams under these customer agreements.

The cumulative effect of the change in accounting principle as of January 1, 2004 was not material to the Company’s consolidated financial statements. The consolidated financial statements for the years ended December 31, 2004 and 2005 have been retrospectively adjusted to reflect a decrease in reported selling expenses of approximately $114,000 and $117,000, respectively. Gross costs capitalized for the years ended December 31, 2004, 2005 and 2006 were approximately $220,000, $372,000 and $760,000, respectively. Capitalized commission costs expensed during the years ended December 31, 2004, 2005 and 2006 were approximately

$107,000, $254,000 and $424,000, respectively. During the nine months ended September 30, 2006 and 2007, the Company capitalized gross commission costs of $452,000 (unaudited) and $426,000 (unaudited), respectively, and amortized to expense previously capitalized commission costs of $299,000 (unaudited) and $469,000 (unaudited), respectively. Capitalized commission costs are included in prepaid expenses and other assets.

Software Development Costs

The Company follows the guidance set forth in Statement of Position (“SOP”) 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”), in accounting for the development of its finance, billing and other software the Company develops for internal use. SOP 98-1 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize them over the software’s estimated useful life. Software developed for internal use is capitalized once the preliminary project stage has been completed and management has committed to funding the continuation of the development project. Capitalization is ceased when the software project is substantially complete and ready for its intended use. Internally developed software and software purchased from third parties are recorded in property and equipment and are amortized over three to five years.

Stock-Based Compensation

Prior to 2006, the Company accounted for stock options granted to employees using the intrinsic value method in accordance with Accounting Principles Board (“APB”), Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The intrinsic value represents the difference between the per share fair value of the stock on the grant date and the per share exercise price of the related stock option. In accordance with APB Opinion No. 25, compensation expense was recorded for employee stock options granted at an exercise price less than the fair value of the underlying stock on the grant date.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), Share-Based Payment, (“SFAS No. 123(R)”), using the prospective transition method which requires it to apply the provisions of SFAS No. 123(R) to awards granted, modified, repurchased or cancelled after the adoption date. Under the prospective transition method, non-vested option awards outstanding prior to January 1, 2006 continued to be accounted for in accordance with APB Opinion No. 25. Under SFAS No. 123(R), stock-based compensation expenses with respect to an employee are measured at the grant date, based on the estimated fair value of the award on the grant date. The grant date fair value of stock option awards is determined using the Black-Scholes option pricing model, which requires, among other things, an estimate of the fair value of the underlying common stock on the date of grant, the expected term of the award and the expected volatility of the stock over the expected term of the related grants. The determined fair value is recognized as expense on a straight-line basis over the employee’s requisite service period, which is generally the vesting period. Stock-based compensation expense is based on options ultimately expected to vest and has been reduced by an estimated forfeiture rate of 10% for employees and 3% for executives.

The Company elected to use the straight-line method of allocating compensation cost over the requisite service period of the related awards under SFAS 123(R). The Company calculated the expected term based on an average of expected option term based upon its historical experience. The Company does not expect to pay dividends in the foreseeable future. The Company based its estimated volatility of 60.3% on the volatility of similar entities whose shares are publicly traded. The Company based its estimates of forfeitures on historical and expected future actions of employees and executives.

For the year ended December 31, 2006, the impact of adopting SFAS 123(R) was to increase net loss by approximately $120,000 and net loss per share by $0.01.

The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123(R) and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and related interpretations, using the fair value method. The fair value of the stock options granted to non-employees was estimated using the Black-Scholes option pricing model. This model utilizes the estimated value of the Company’s underlying common stock at the measurement date, the contractual term of the option, the expected volatility of the Company’s common stock, risk-free interest rates and expected dividend yield of the Company’s common stock. Measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. Stock-based compensation expense relating to awards to non-employees was $44,000 for the years ended December 31, 2006 and $136,000 (unaudited) for the nine months ended September 30, 2007.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. The Company is subject to federal and various state income taxes in the United States, and the Company uses estimates in determining its provision for these income taxes. Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. At December 31, 2006, the Company’s deferred tax assets consisted primarily of federal net operating loss carryforwards, federal research and development tax credit carryforwards, and temporary differences. The Company assesses the likelihood that deferred tax assets will be realized, and it recognizes a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2006, the valuation allowance was equal to 100% of the Company’s deferred tax assets. Although the Company believes that its tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

Convertible Preferred Stock Warrants and Cumulative Effect in Change in Accounting Principle

In June 2005, the FASB issued Staff Position (“FSP”) No. 150-5, Issuer’s Accounting Under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). FSP 150-5 requires the Company to classify its warrants to purchase convertible preferred stock as a liability and adjust the carrying value of the convertible preferred stock warrant liability to fair value at each reporting period. The Company adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of July 1, 2005. For the year ended December 31, 2005, the impact of the adoption of the new accounting principle was to increase net loss by approximately $238,000, consisting of approximately $203,000 of cumulative effect of adoption of the new accounting principle as of July 1, 2005, and approximately $35,000 of expense that was recorded in other income (expense), to reflect the increase in the fair value of the convertible preferred stock warrants during the year ended December 31, 2005. The Company recorded a charge of $521,000 to reflect the change in the fair value of the convertible preferred stock warrants during the year ended December 31, 2006. For the nine-month periods ended September 30, 2006 and 2007, the Company recorded a charge of $390,000 (unaudited) and $169,000 (unaudited), respectively, to reflect the change in fair value of the convertible preferred stock warrants.

These convertible preferred stock warrants are subject to revaluation at each future reporting period and changes in the fair value of the warrants will be recognized as a component of other income (expense) until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the consummation of an initial public offering, at which time the warrant liability will be reclassified into additional paid-in capital.

The impact of the cumulative effect of the change in accounting principle on net loss per common share was as follows:

	Year Ended			Nine Months Ended
	December 31, 2004	December 31, 2005	December 31, 2006	September 30, 2006	September 30, 2007
				(unaudited)
Net loss per common share, basic and diluted
Loss before cumulative effect of change in accounting principle	$(0.06)	$(0.03)	$(0.51)	$(0.46)	$(0.39)
Cumulative effect of change in accounting principle	—	(0.02)	—	—	—

Net loss per common share, basic and diluted	$(0.06)	$(0.05)	$(0.51)	$(0.46)	$(0.39)

The pro-forma effect of the adoption of FSP 150-5 on the Company’s results for 2004 and 2005 if applied retroactively was not material.

Guarantees

In the normal course of business, the Company indemnifies other parties, including vendors, lessors and parties to transactions with the Company, with respect to certain matters. The Company has agreed to hold the other parties harmless against losses arising from breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties. It is not possible to determine the maximum potential amount the Company could be required to pay under these indemnification agreements, since the Company has not had any prior indemnification claims, and each claim would be based upon the unique facts and circumstances of the claim and the particular provisions of each agreement.

Net Loss Per Common Share and Pro Forma Net Loss Per Common Share

The Company applies the provisions of EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128 (“EITF No. 03-6”), which established standards regarding the computation of earnings per share by companies with participating securities or multiple classes of common stock. The Company’s outstanding shares of Series A through C-1 convertible preferred stock are participating securities due to their participation rights related to cash dividends declared by the Company as described in Note 9.

EITF No. 03-6 requires net loss attributable to common shareholders for the period to be allocated to common stock and participating securities to the extent that the securities are required to share in the losses. The Company’s Series A through C-1 convertible preferred stock do not have a contractual obligation to share in losses of the Company. As a result, basic net loss per share is calculated by dividing net loss by the weighted average shares of common stock outstanding during the period.

Basic and diluted net loss per common share was the same for all periods presented as the impact of all potentially dilutive securities outstanding was anti-dilutive. The following table presents the potentially dilutive securities outstanding that were excluded from the computation of diluted net loss per common share for the periods presented because their inclusion would have had an anti-dilutive effect:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Convertible preferred stock	82,168,277	93,314,739	93,314,739	93,314,739	93,687,998
Options to purchase common stock	14,505,292	17,701,384	20,120,680	19,055,786	24,992,731
Warrants to purchase common stock	123,529	123,529	123,529	123,529	369,028
Warrants to purchase convertible preferred stock	872,723	872,723	872,723	872,723	373,259

Total	97,669,821	112,012,375	114,431,671	113,366,777	119,423,016

Unaudited pro forma basic and diluted net loss per common share have been computed to give effect to the conversion of the Company’s convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance, as follows:

	Year Ended December 31, 2006	Nine Months Ended September 30, 2007
	(In thousands except share and per share data)
Numerator:
Net loss	$(4,995)	$(4,560)
Add: Change in fair value of preferred warrant liability	521	169

Pro-forma net loss	(4,474)	(4,391)

Denominator:
Shares used in computing basic and diluted net loss per share	9,872,180	11,578,518
Adjustment for assumed conversion of preferred stock	93,314,739	93,342,084

Shares used in computing basic and diluted pro-forma net loss	103,186,919	104,920,602

Pro-forma net loss per share	$(0.04)	$(0.04)

Unaudited Financial Information

The accompanying interim consolidated balance sheet as of September 30, 2007, the consolidated statements of operations and cash flows for the nine months ended September 30, 2006 and 2007 and the consolidated statement of shareholders’ deficit for the nine months ended September 30, 3007 are unaudited. These unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s statement of financial position as of September 30, 2007 and its results of operations and its cash flows for the nine months ended September 30, 2006 and 2007. The results for the nine months ended September 30, 2007 are not necessarily indicative of the results expected for the full year.

Unaudited Pro Forma Shareholder’s Equity

If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will automatically convert into 93,687,998 shares of common stock based upon the shares of convertible preferred stock outstanding as of September 30, 2007 and the convertible preferred stock warrant liability will be reclassified to additional paid-in capital. Unaudited pro forma shareholder’s equity giving effect to the conversion and reclassification is presented in the consolidated balance sheet as of September 30, 2007.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 allows entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). The fair value option expands the ability of entities to select the measurement attribute for certain assets and liabilities. The Company will adopt SFAS No. 159 as of January 1, 2008. The Company is currently evaluating the impact, if any, that its adoption of SFAS No. 159 may have on its results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines the fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is encouraged, provided that the Company has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently evaluating the impact, if any, that its adoption of SFAS No. 157 may have on its results of operations and financial position.

3.    Acquisition of Envoy

On December 6, 2005, the Company acquired 100% of the outstanding shares of Envoy for a total purchase price of $10.1 million including acquisition costs. The Company acquired Envoy to expand the Company’s footprint within the business continuity market. The Company paid $351,000 in cash and issued 11,146,462 shares of Series C-1 convertible preferred stock with a value of $9.3 million. The Company also incurred $428,000 in acquisition related expenses. For the purposes of recording the acquisition, the Company’s Board of Directors and management determined the value of the Series C-1 convertible preferred stock considering the overall value of the Company, determined using an income approach to value, and then allocated the resulting value to the Company’s equity securities based upon their respective rights and preferences using an option pricing method.

The acquisition was accounted for as a purchase. Approximately $6.3 million of the purchase price was allocated to developed technology and customer relationships, both of which are being amortized over a five year period. Approximately $6.2 million of excess purchase price over specifically identifiable tangible and intangible assets was recorded as goodwill, none of which is expected to be deductible for tax purposes. The fair value of the assets acquired and liabilities assumed at the date of acquisition were as follows:

(in thousands)
Current assets:
Cash	$742
Accounts receivable	1,436
Prepaid expenses and other	340
Non-current assets:
Property and equipment	686
Goodwill	6,229
Developed technology	2,870
Customer relationships	3,400
Other assets	47

Total assets acquired	15,750

Liabilities assumed:
Accounts payable	600
Accrued expenses	1,111
Deferred revenue	2,878
Term loan	738
Capital leases	348
Other liabilities	20

Total liabilities assumed	5,695

Net assets acquired	$10,055

The accompanying unaudited pro forma financial information presents the consolidated results of operations for the Company as if the acquisition of Envoy had been completed at the beginning of each period:

	December 31,
	2004	2005
	(in thousands, except per share data)
Revenues	$22,694	$37,389
Net loss before cumulative effect of change in accounting principle	(4,627)	(3,628)
Net loss	(4,627)	(3,831)
Net loss per share	$(0.50)	$(0.41)

Pro forma adjustments for the years ended December 31, 2004 and 2005, respectively, have been made to the consolidated results of operations reflecting the amortization of developed technology and customer relationships acquired had the acquisition taken place at the beginning of each period presented. The unaudited pro forma financial information does not reflect integration costs, or cost savings or other synergies that may have occurred as a result of the acquisition. This information is not necessarily indicative of the operating results that would have occurred if the acquisition had been consummated on the date indicated, nor is it indicative of future operating results of the Company.

4.    Property and Equipment

Property and equipment consisted of the following:

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
	(in thousands)
Network equipment and software	$8,863	$11,722	$14,930
Computer and office equipment	3,462	3,961	3,382
Leasehold improvements	1,353	1,581	1,679
Furniture and fixtures	884	1,093	1,341

Total	14,562	18,357	21,332
Less: accumulated depreciation and amortization	(7,209)	(10,403)	(13,078)

Property and equipment, net	$7,353	$7,954	$8,254

Depreciation and amortization expense for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 was $1.1 million, $1.7 million, $3.3 million, $2.3 million (unaudited) and $3.0 million (unaudited), respectively.

5.    Intangible Assets

Intangible assets consisted of the following:

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
	(in thousands)
Developed technology	$2,870	$2,870	$2,870
Customer relationships	3,400	3,400	3,400

	6,270	6,270	6,270

Less: accumulated amortization
Developed technology	(38)	(612)	(1,043)
Customer relationships	(47)	(727)	(1,236)

	(85)	(1,339)	(2,279)

	$6,185	$4,931	$3,991

Amortization expense totaled $0, $85,000 and $1.3 million for the years ended December 31, 2004, 2005 and 2006, respectively and $940,000 (unaudited) and $940,000 (unaudited) for the nine months ended September 30, 2006 and 2007, respectively.

The expected future amortization expense of intangible assets as of December 31, 2006 is summarized as follows:

(in thousands)
2007	$1,254
2008	1,254
2009	1,254
2010	1,169

$4,931

6.    Accrued Expenses

Accrued expenses consisted of the following:

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
	(in thousands)
Payroll and related benefits	$2,105	$2,388	$2,815
Other accrued expenses	1,274	994	3,027

Total accrued expenses	$3,379	$3,382	$5,842

7.    Debt

On April 28, 2006, the Company entered into a loan and security agreement with a financial institution. Under the loan and security agreement, the Company incurred $5.7 million in term loans, and may, from time to time, incur borrowings under an accounts receivable revolving line of credit, not to exceed $6.3 million. The term loan borrowing must be repaid in 33 equal consecutive monthly installments and bear interest at a rate equal to the sum of 5.9%, and the greater of (a) 4.81% and (b) the yield on Three-Year U.S. Treasury Notes on the date of the loan. The revolving line of credit borrowings may be repaid and re-borrowed under the agreement with the entire unpaid principal amount to be paid in full on April 24, 2008. The revolving line of credit borrowings bear interest at a rate equal to the prime rate plus 1.75%. The Company’s obligations under this agreement are collateralized by a security interest in the Company’s receivables, property and equipment, intangible assets and cash and investments. At December 31, 2006, the Company had outstanding term loan borrowings of $5.7 million and revolver borrowings of $2.0 million. See Note 15, Subsequent Event.

On August 10, 2005, the Company entered into a loan and security agreement with a financial institution. Under the agreement, the Company may borrow up to $2.0 million in the aggregate. The Company’s obligations are collateralized by a security interest in the specific computer and office equipment and furniture and fixtures funded by the advances. Borrowings under this agreement bear interest at rates ranging from 10.00% to 10.75% per year and are required to be repaid in 36 equal consecutive monthly installments commencing the month following the date of incurrence. At December 31, 2005 and 2006, outstanding borrowings under this agreement totaled $1.9 million and $1.3 million, respectively.

On March 24, 2004, the Company entered into a loan and security agreement with a financial institution. Under the loan and security agreement, the Company may borrow up to $2.0 million, which is collateralized by the specific computer and office equipment, furniture and fixtures funded by the advances. Borrowings under this loan bear interest at rates ranging from 11.00% to 11.85% per annum. Borrowings are to be repaid in 36 equal consecutive installments commencing the month following the date of the advance. The loan was fully repaid on April 28, 2006 and the agreement was terminated.

In connection with the acquisition of Envoy, the Company assumed liabilities outstanding pursuant to a loan and security agreement with a financial institution. Total borrowings permitted under the loan and security agreement were $800,000. The loan was fully repaid on April 28, 2006 and the agreement was terminated.

All the agreements above require the Company to comply with certain covenants. The Company was in compliance with all debt covenants at December 31, 2006.

Borrowings, including current portion, consisted of the following:

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
	(in thousands)
Equipment term loans	$2,820	$6,977	$6,006
Equipment revolving loan	—	2,000	3,000
Assumed term loan	594	—	—

	3,414	8,977	9,006
Less: current portion	(1,903)	(3,611)	(5,628)

Long-term debt, net of current portion	$1,511	$5,366	$3,378

Scheduled future payments for principal obligations under outstanding debt at December 31, 2006, were as follows:

(in thousands)
2007	$3,611
2008	2,591
2009	2,142
2010	633

Total scheduled principal payments	$8,977

8.    Income Taxes

Income tax expense (benefit) for the years ended December 31, 2004, 2005 and 2006 differed from the amounts computed by applying the statutory federal income tax rate of 34% to pretax loss as a result of the following:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Income tax provision at statutory rate	$(189)	$(167)	$(1,698)
Non-deductible items	24	123	79
Change in tax credits	(75)	(117)	(302)
Change in valuation allowance	626	181	1,420
Other	(386)	(20)	501

	$—	$—	$—

The types of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities at December 31, 2005 and 2006 are presented below:

	December 31,
	2005	2006
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$12,612	$11,380
Credit carryforwards	508	810
Deferred revenue	119	1,028
Property and Equipment	—	386
Other accruals	772	1,424

Total deferred tax assets	14,011	15,028
Deferred tax liability — Intangible assets	(2,376)	(1,973)

Deferred tax assets, net of deferred tax liabilities	11,635	13,055
Less: valuation allowance	(11,635)	(13,055)

Net deferred tax assets	$—	$—

At December 31, 2006, the Company had net operating loss carryforwards of approximately $31.4 million, which may be used to offset future taxable income and research and development tax credit carryforwards of approximately $810,000 which may be used to offset future taxes. These carryforwards expire between 2020 and 2026. Federal tax laws impose substantial restrictions on the utilization of net operating losses and tax credits in the event of an “ownership change” of a corporation, as defined in Section 382 of the Internal Revenue Code. The Company has determined that a change in ownership of Envoy has occurred and, accordingly, the Company’s ability to utilize net operating losses and credit carryforwards may be limited as the result of such “ownership change.” These limitations have been included in determining the deferred tax asset associated with the net operating loss and federal research and development tax credit carryforwards.

In connection with its acquisition of Envoy, the Company recorded a deferred tax asset of $5.2 million related to Envoy’s deductible temporary differences and operating losses carryforwards at the acquisition date. The Company also recognized a deferred tax liability of $2.5 million for differences between the assigned values and the tax bases of the assets and liabilities recognized in the purchase business combination. A valuation allowance of $2.7 million was established on the acquisition date to fully reserve the net deferred tax assets acquired. If in future periods the Company reduces this valuation allowance, the tax benefits will be applied first to reduce the goodwill related to the acquisition.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN No. 48”), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on the recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provision of FIN No. 48 became effective on January 1, 2007.

Historically, the Company’s income tax provision for financial statement purposes and its income tax returns have been prepared using consistent methodologies. There were no material unrecognized tax benefits as of January 1, 2007. Due to the Company’s 100% valuation allowance at September 30, 2007, any future adjustments to the unrecognized tax benefit will have no impact on the Company’s effective income tax rate. For the nine months ended September 30, 2007, the unrecognized income tax benefit did not change significantly. The Company does not expect the unrecognized income tax benefit to change significantly during the next twelve months. Any interest and penalties incurred on the settlement of outstanding tax positions would be recorded as a component of income tax expense.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company’s federal and state taxes for the years 1998 (the year of incorporation of Envoy) through 2006 are subject to examination. In addition, Envoy’s federal and state taxes for the years 1998 through 2005 are also subject to examination. The Company believes any assessments would be immaterial to its financial statements.

9.    Convertible Preferred Stock

The Company’s Articles of Incorporation authorize the issuance of up to 99,000,000 shares of convertible preferred stock with a par value of $0.001 per share. On December 6, 2005, the Company acquired 100% of the outstanding shares of Envoy and issued 11,146,462 shares of Series C-1 convertible preferred stock with a value of $9.3 million as part of the purchase consideration.

Liquidation preference for each class of convertible preferred stock consisted of the following at December 31, 2006:

	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Liquidation Preference
	(in thousands, except per share data)
Series
A	10,500,000	9,865,003	$5,655	$5,700
B	16,500,000	16,314,323	11,935	12,000
C	60,000,000	55,988,951	15,048	15,000
C-1	12,000,000	11,146,462	9,276	9,276

	99,000,000	93,314,739	$41,914	$41,976

Voting

The holders of the Series A, B, C and C-1 preferred stock are entitled to vote, together with the holders of common stock, on all matters presented to shareholders for a vote. Each holder of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is convertible at the time of such vote.

Dividends

The holders of the Series A, B, C and C-1 preferred stock are entitled to receive, when and as declared by the Board of Directors and out of funds legally available, noncumulative dividends at the rate of 8% per share per annum, payable in preference and priority to any payment of any dividend on common stock. No dividends or other distributions shall be made with respect to the common stock, until all declared dividends on the Series A, B, C and C-1 preferred stock have been paid. Through December 31, 2006 and September 30, 2007 (unaudited), no dividends have been declared or paid by the Company.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the then outstanding Series A, B, C and C-1 preferred stock shall receive for each share an amount equal to the sum of $0.5778 per share of Series A preferred stock, $0.7355 per share of Series B preferred stock, $0.26791 per share of Series C preferred stock, and $0.8322 per share of Series C-1 preferred stock plus all declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding common stock. The holders of Series C and Series C-1 preferred stock shall be entitled to receive their liquidation preference prior to any distribution of any assets of the Company to the holders of Series A and Series B preferred stock.

All the series of convertible preferred stock contain provisions that, in the event of a change in the control of the Company, would give the holders of the convertible preferred stock the right to receive a cash distribution equal to the liquidation preference on the convertible preferred stock. In accordance with the rules of the Securities and Exchange Commission, the convertible preferred stock has not been included in shareholders’ deficit and has been presented outside of shareholder’s deficit as convertible preferred stock.

Conversion

Each share of Series A, B, C and C-1 preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock at a conversion price of $0.5778, $0.7355, $0.26791 and $0.8322 respectively. Conversion is automatic immediately upon the earlier of (i) closing of a firm commitment underwritten public offering which results in gross cash proceeds of at least $15.0 million, with a valuation of at least $50.0 million, and (ii) the date specified by written consent or agreement of the majority of the then outstanding shares of Series A, B, C and C-1 preferred stock, voting together as a class. The Company had reserved 93,314,739 shares of common stock for conversion of the Series A, B, C and C-1 preferred stock at December 31, 2006.

10.    Common Stock

The Company has authorized 141,000,000 shares of common stock with a par value of $0.001 per share. Each holder of a share of common stock is entitled to one vote for each share held at all meetings of shareholders and are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the preferential rights of holders of all classes of preferred stock outstanding.

Restricted stock may be issued to employees, officers, directors, consultants and other advisors, as determined by the Board of Directors. Under the terms of restricted stock agreements, the Company has the right to repurchase the common stock at the original issuance price in the event that conditions specified by the Board of Directors are not satisfied prior to the end of the applicable restriction period or periods established for such award. The vesting period for employees is four years. No restricted stock has been issued.

11.    Warrants

Common Stock Warrants

In September 2002, the Company issued a warrant in connection with a sales contract to a customer. The warrant entitles the holder to purchase 50,000 shares of common stock at an exercise price of $0.50 per share. The warrant was immediately exercisable and expires the earlier of (i) seven years from the date of issuance, (ii) a change in control or (iii) an initial public offering. The fair value of the warrant was estimated using the Black-Scholes option pricing model with the following assumptions: no dividend yield, volatility of 80%, risk-free interest rate of 3.68% and an expected life of seven years. The value of the warrant was insignificant, therefore no amount was recorded as contra revenue, during the year ended December 31, 2002.

In March 2004, the Company issued warrants in connection with a loan agreement. The warrants to purchase 73,529 shares of common stock at an exercise price of $0.68 per share. The warrants were immediately exercisable and expire 10 years from the date of issuance. The total proceeds from the loan agreement were allocated to the warrants and the loan based on their relative fair values as of the date of the agreement. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: no dividend yield, volatility of 50%, risk-free interest rate of 4.59% and an expected life of 10 years. The value allocated to the warrants was not significant and was recorded as a discount to the carrying value of the notes and is being amortized to interest expense over the term of the note.

In July 2007, the Company issued a warrant to purchase 245,499 shares of common stock at an exercise price of $1.22 per share in connection with the amendment of its loan and security agreement. The warrant was immediately exercisable and expires the earlier of seven years from date of issuance and consummation of an initial public offering by the Company. The estimated fair value of the warrant of $160,000 was estimated using the Black-Scholes option pricing model with the following assumptions: no dividend yield, volatility of 68%, risk-free interest rate of 4.9% and an expected life of seven years. The fair value of the warrant is being amortized to interest expense over the remaining term of the borrowing facilities.

As of December 31, 2006, warrants to purchase a total of 123,529 shares of common stock at a weighted average exercise price of $0.61 per share are exercisable and remain outstanding.

Convertible Preferred Stock Warrants

In August 2002, the Company issued warrants to purchase 746,518 shares of Series C preferred stock at an exercise price of $0.26791 per share in connection with a convertible loan agreement with certain of the Company’s shareholders. The convertible preferred stock warrants were immediately exercisable and expire the earlier of (i) seven years from the date of issuance, (ii) a change of control or (iii) an initial public offering. In September 2007, warrants to purchase 373,259 shares of Series C preferred stock were exercised (unaudited). In August 2000, the Company issued convertible preferred stock warrants to a bank in connection with a credit facility. These convertible preferred stock warrants entitle the holders to purchase 90,517 and 35,688 shares of Series A and Series B preferred stock at exercise prices of $0.5778 and $0.7355, respectively. The warrants were immediately exercisable and expire seven years from the date of issuance. Both the Series A and Series B warrants expired in August 2007 without being exercised.

As of December 31, 2006, all warrants to purchase a total of 872,723 shares of preferred stock at a weighted average price of $0.32 per share were exercisable.

Pursuant to FSP 150-5, the Company reclassified the warrants to purchase preferred stock to a liability and revalued them to fair value at July 1, 2005. The estimated fair value of the warrants to purchase preferred stock was calculated using the Black-Scholes option pricing model with the following assumptions:

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
Risk-free interest rates	4.2-4.3%	4.7-4.8%	4.9%
Remaining contractual life (in years)	3.5-4.5	2.5-3.5	2.0
Dividend rate	0%	0%	0%
Volatility	68%	67%	68%

12.    Stock Option Plan

In 2000, the Company adopted the 2000 Stock Option Plan (the “Plan”). At December 31, 2006, 24,100,000 shares of the Company’s common stock were reserved for issuance to employees, directors and consultants. Options granted under the Plan may be incentive stock options or nonstatutory stock options. Incentive stock options may only be granted to employees. The Board of Directors determines the period over which options become vested. Options granted to date include the right to exercise the option at any time for restricted stock without a modification of vesting terms. The exercise price of incentive stock options shall be no less than 100% of the fair market value per share of the Company’s common stock on the grant date. If an individual owns stock representing more than 10% of the outstanding shares, the per share exercise price of incentive stock options shall be at least 110% of fair market value, as determined by the Board of Directors. The term of the options are stated in the option agreements but shall be no more than 10 years. The term of the incentive stock options for an individual with a greater than 10% ownership of the outstanding shares is five years. Options granted to date generally have a vesting period of four years and a 10-year term.

Adoption of SFAS 123(R) in 2006

Under SFAS 123(R), the fair value of employee stock options granted since January 1, 2006 was estimated at the grant date using the Black-Scholes option valuation model and applying the following assumptions:

Risk-free interest rates	4.0%-5.0%
Expected life (in years)	5.4
Dividend rate	0.0%
Volatility	60.3%

The risk-free interest rates were based on U.S. Treasury rates appropriate for the expected term. The Company calculated the expected term based on historical experience. The Company does not expect to declare dividends in the foreseeable future. The Company based its estimate of expected volatility on the estimated volatility of similar entities whose share prices are publicly available. The Company based its estimates of forfeitures on historical and expected future actions of employees and executives.

During the year ended December 31, 2006, the Company recorded compensation expense under SFAS 123(R) of $120,000 for employee grants. In future periods, stock based compensation expense may increase as the Company issues additional equity-based awards to continue to attract and retain key employees. The total unrecognized compensation cost as of December 31, 2006 of $659,000 will be recognized on a straight-line basis over the weighted-average remaining requisite service period of 3.5 years.

Options Granted to Non-employees

During the years ended December 31, 2005 and 2006, the Company granted to four non-employee consultants, stock options to purchase a total of 118,515 shares of the Company’s common stock. The options vest over periods ranging from six months to four years. The estimated fair value of these options charged to expense during the year ended December 31, 2005 and 2006, totaled approximately $0 and $44,000, respectively.

The following table summarizes the activity of the Company’s stock option plan:

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price per Share	Aggregate Intrinsic Value (1)
				(in thousands)
Balances, December 31, 2003	4,055,475	12,660,292	$0.08
Granted at fair value	(2,030,000)	2,030,000	0.10
Canceled	185,000	(185,000)	0.08

Balances, December 31, 2004	2,210,475	14,505,292	0.08
Additional shares reserved	4,343,197	—	—
Granted at fair value	(3,247,968)	3,247,968	0.19
Exercised	—	(47,188)	0.09
Canceled	4,688	(4,688)	0.06

Balances, December 31, 2005	3,310,392	17,701,384	0.10
Additional shares reserved	1,000,000	—	—
Granted at fair value	(4,857,500)	4,857,500	0.33
Exercised	—	(913,944)	0.07
Canceled	1,524,260	(1,524,260)	0.21

Balances, December 31, 2006	977,152	20,120,680	0.15	$8,092
Additional shares reserved (unaudited)	12,000,000	—
Granted below fair value (unaudited)	(10,672,500)	10,672,500	0.82
Exercised (unaudited)	—	(4,834,880)	0.10
Canceled (unaudited)	965,569	(965,569)	0.26

Balances, September 30, 2007 (unaudited)	3,270,221	24,992,731	0.44	$34,944

Exercisable, September 30, 2007 (unaudited)		11,944,337	0.15	$19,668

(1)	Intrinsic value represents the difference between the estimated fair value of the Company’s common stock and the weighted-average exercise price per share at the respective periods presented multiplied by the number of shares subject to such option.

The following table summarizes information about stock options outstanding:

	December 31, 2006			September 30, 2007 (unaudited)
Exercise Prices	Shares Subject to Options Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price	Shares Subject to Options Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Remaining Exercise Price
$0.06	7,674,982	6.06		4,158,158	5.49
0.10	4,461,128	5.51		4,060,548	4.85
0.13	1,280,715	4.79		1,098,665	4.09
0.15	552,917	8.07		405,916	7.22
0.20	1,736,855	6.78		1,292,094	7.87
0.25	2,945,583	8.34		2,096,725	8.15
0.50	1,468,500	9.62		1,416,000	8.98
0.55	—			6,352,625	9.49
1.25	—			3,922,000	9.92
1.43	—			190,000	9.94

Outstanding	20,120,680	6.57	$0.15	24,992,731	7.64	$0.44

Exercisable	13,742,231	5.79	0.09	11,944,337	5.80	0.15

The weighted average grant date fair values of options granted during the year ended December 31, 2006 was $0.19. The intrinsic value of options exercised during the year ended December 31, 2006 was $216,000. The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2006 was $8.1 million and $6.3 million, respectively.

Information on stock options granted during the year ended December 31, 2006 and year to date as of September 30, 2007 is summarized as follows:

	Number of Options Granted	Exercise Price	Estimated Fair Value per Common Share	Intrinsic Value per Option Share
February 8, 2006	1,854,000	$0.25	$0.25	$—
April 28, 2006	597,500	0.25	0.25	—
July 14, 2006	827,500	0.25	0.25	—
September 1, 2006	1,003,500	0.50	0.50	—
October 19, 2006	315,500	0.50	0.50	—
December 5, 2006	189,500	0.50	0.50	—

Year ended December 31, 2006	4,787,500

February 28, 2007 (unaudited)	3,871,000	0.55	0.62	0.07
April 20, 2007 (unaudited)	1,624,500	0.55	0.76	0.21
May 29, 2007 (unaudited)	150,000	0.55	0.88	0.33
June 18, 2007 (unaudited)	915,000	0.55	0.96	0.41
August 31, 2007 (unaudited)	3,922,000	1.25	1.40	0.15
September 7, 2007 (unaudited)	190,000	1.43	1.49	0.06

Nine months ended September 30, 2007 (unaudited)	10,672,500

The Company’s Board of Directors, with the assistance of management, determined the estimated fair value of the Company’s common stock. If different assumptions and estimates were used to determine the fair value of the Company’s common stock, the amount of recognized and to be recognized stock-based compensation expense and net loss amounts could have been materially different. Management believes that reasonable methodologies, approaches and assumptions have been used consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to determine the common stock fair value.

Nine Months Ended September 30, 2007 (unaudited)

During the nine months ended September 30, 2007, the Company recorded compensation expense under SFAS 123(R) of $599,000. Total unrecognized compensation cost at September 30, 2007 was approximately $6.5 million, which will be recognized on a straight-line basis over the weighted-average remaining requisite service period of 3.4 years.

During June 2007, an officer of the Company elected to early exercise stock options to purchase 171,875 shares of the Company’s common stock. In accordance with EITF No. 00-23, Issues Related to Accounting for Stock Compensation under APB No. 25, the shares purchased by the officer pursuant to the early exercise of stock options are not deemed to be outstanding until those shares vest. In addition, the $95,000 cash payment received from the officer for the exercise of the unvested stock options is treated as a refundable deposit and has been classified as a liability in the Company’s financial statements. The amount of the refundable deposit will be reclassified into common stock and additional paid-in capital as the shares vest.

In June 2007, the Company granted stock options to one non-employee consultant to purchase a total of 100,000 shares of the Company’s common stock. The options were fully vested at date of issuance. The estimated fair value of these stock options of approximately $83,000 together with expenses related to other non-employee options of $11,000 was charged to expense during the nine months ended September 30, 2007.

In August 2007, the Company granted stock options to a non-employee consultant to purchase a total of 30,000 shares of the Company’s common stock. The options were fully vested at date of issuance. The estimated fair value of these stock options of approximately $42,000 was charged to expense during the nine months ended September 2007.

13.    401(k) Savings Plan

The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. As defined in the plan agreement, the Company satisfied the plan requirements by making a minimum contribution to each non-key employee participating in the plan, equal to 3% of the employee’s compensation. Contributions to the plan by the Company totaled $201,000, $316,000 and $584,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

14.    Commitments and Contingencies

Minimum Future Rental Payments

The Company entered into two lease agreements for office space in Seattle, Washington and Thornton, Colorado, which commenced on July 1, 2005 and October 1, 2005, respectively, and expire on June 30, 2013, and November 30, 2010, respectively. The agreements require the Company to pay a portion of operating costs and minimum monthly payments, which escalate annually. The Seattle, Washington lease may be renewed once for an additional period of five years while the Thornton, Colorado lease may be renewed once for an additional period of one period of two years. The Company also leases an office facility in Bedford, Massachusetts under an operating sublease agreement, which was scheduled to expire in February 2007 and was extended through 2009. The Company also leases certain office equipment under noncancellable operating leases which expire at various times through 2008. Total rent expense under all operating leases was approximately $560,000, $831,000 and $1.0 million for the years ended December 31, 2004, 2005 and 2006, respectively.

The Company leases certain equipment under capital leases that expire at various dates through 2008 and accrue interest at a weighted average interest rate of 15%.

Future minimum lease payments under noncancellable capital and operating leases as of December 31, 2006 are as follows:

Years	Capital	Operating
	(in thousands)
2007	$150	$1,207
2008	13	1,353
2009	—	1,447
2010	—	1,257
2011	—	1,259
Thereafter	—	2,065

	163	$8,588

Less amounts representing interest	(11)

Present value of lease obligations	152
Less current portion	(143)

Long-term portion	$9

Litigation

From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. Management believes that there are no claims or actions pending against the

Company currently, the ultimate disposition of which would have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

15.    Subsequent Event

In July 2007, the Company amended and restated its loan and security agreement with a financial institution. Under the amended and restated loan and security agreement, the Company may borrow up to $5.7 million under term borrowings. The term loan bears interest at a rate equal to the sum of 5.9%, plus the greater of (a) 4.81% and (b) the yield on the three year U.S. Treasury Notes on the date of the loan and must be paid in 33 equal monthly installments after an initial nine month interest only period. The amended and restated loan and security agreement also allows for revolving loan advances not to exceed the lesser of $16.0 million and 85% of the Company’s eligible accounts receivable, as defined in the agreement. The revolving loan advances may be repaid and re-borrowed under the amended and restated loan and security agreement with the entire unpaid principal amount to be paid in full on July 30, 2009. Revolving loan advances bear interest at the rate equal to the prime rate plus 1.5%. The amended and restated loan and security agreement is collateralized by a security interest in the Company’s accounts receivable, property and equipment, intangible assets and cash and investments.

In connection with the amended and restated loan and security agreement, the Company issued to the financial institution a warrant to purchase 245,499 shares of the Company’s common stock at an exercise price of $1.22 per share. The warrant was immediately exercisable and expires the earlier of seven years from the date of the issuance or the consummation of an initial public offering by the Company. The fair value of the warrant was estimated using the Black Scholes option pricing model and was recorded as a deferred debt issue cost and will be amortized into interest expense over the term of the borrowing facilities.

In August 2007, the Company entered into a financing arrangement for the purchase of certain software licenses and related maintenance totaling $1.2 million. The arrangement specifies an initial payment of $200,000, then quarterly payments of $150,707, with the final payment due on July 1, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Varolii Corporation

In our opinion, the accompanying statements of operations, of stockholders’ deficit and of cash flows present fairly, in all material respects, the results of operations and cash flows of EnvoyWorldWide, Inc. (“Envoy”) for the period from January 1, 2005 through December 6, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Envoy’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 8 to the financial statements, Envoy was acquired by Varolii Corporation on December 6, 2005.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington

September 12, 2007

ENVOYWORLDWIDE, INC.

Statement of Operations

Period from January 1, 2005 through December 6, 2005

(In thousands)

Revenues	$7,651

Operating expenses:
Cost of operations and support	2,531
Engineering and product development	1,629
Sales and marketing	2,815
General and administrative	2,857

Total operating expenses	9,832

Loss from operations	(2,181)

Other income (expense):
Interest income	9
Interest expense	(100)
Other income	307

Total other income (expense)	216

Net loss	$(1,965)

The accompanying notes are an integral part of these financial statements.

ENVOYWORLDWIDE, INC.

Statement of Stockholders’ Deficit

Period from January 1, 2005 through December 6, 2005

(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Notes Receivable From Stockholder	Treasury Stock		Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount				Shares	Amount
Balance, January 1, 2005	5,192,563	$52	$4,721	$(143)	$(52)	(255,000)	$(3)	$(32,802)	$(28,227)
Issuance of common stock in connection with stock option exercises	55,250	—	1	—	—	—	—	—	1
Forgiveness of notes receivable from stockholder	—	—	—	—	52	—	—	—	52
Accretion of redeemable convertible preferred stock	—	—	(207)	—	—	—	—	—	(207)
Net loss for the period from January 1, 2005 through December 6, 2005	—	—	—	—	—	—	—	(1,965)	(1,965)

Balance, December 6, 2005	5,247,813	$52	$4,515	$(143)	$—	(255,000)	$(3)	$(34,767)	$(30,346)

The accompanying notes are an integral part of these financial statements.

ENVOYWORLDWIDE, INC.

Statement of Cash Flows

Period from January 1, 2005 through December 6, 2005

(In thousands)

Operating activities:
Net loss	$(1,965)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	377
Provision for bad debts	78
Gain on disposal of property and equipment	(26)
Forgiveness of notes receivable from stockholder	52
Changes in operating assets and liabilities:
Accounts receivable	272
Prepaid expenses and other	(205)
Other assets	(7)
Accounts payable	465
Accrued expenses	442
Deferred revenue	267

Net cash used in operating activities	(250)

Investing activities:
Purchases of property and equipment	(136)
Proceeds from disposal of property and equipment	46

Net cash used in investing activities	(90)

Financing activities:
Proceeds from bank credit facility	3,970
Payments on bank credit facility	(3,658)
Proceeds from exercise of stock options	1
Repayment on capital lease obligations	(138)

Net cash provided by financing activities	175

Net decrease in cash and cash equivalents	(165)
Cash and cash equivalents, beginning of period	907

Cash and cash equivalents, end of period	$742

Supplemental disclosures:
Cash paid for interest	$98
Accretion of redeemable convertible preferred stock	$(207)
Accounts payable from purchases of property and equipment	$19

The accompanying notes are an integral part of these financial statements.

ENVOYWORLDWIDE, INC.

Notes to Financial Statements

1.    Nature of Business and Basis of Presentation

Nature of Business

EnvoyWorldWide, Inc. (“Envoy”) was incorporated in the state of Delaware on June 10, 1998 and was engaged in the development, marketing and selling of communications services. Envoy’s services enable businesses to establish interactive voice and text communications between their customers, suppliers, partners and employees using outbound real-time message delivery to wired and wireless devices including phones, faxes, emails, pagers and other wireless devices.

Basis of Presentation

Effective December 6, 2005, Envoy was acquired by Varolii Corporation (“Varolii”). The accompanying financial statements were prepared for the purpose of complying with Rule 3-05 of Regulation S-X of the Securities and Exchange Commission and have been included in the Registration Statement on Form S-1 of Varolii.

2.    Summary of Significant Accounting Policies

Accounting Principles

The financial statements and accompanying notes were prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates inherent in the preparation of the accompanying financial statements include revenue recognition and the allowances for doubtful accounts and deferred income taxes.

Cash and Cash Equivalents

Envoy considers all highly liquid investments with a purchased maturity of 90 days or less to be cash equivalents. Cash and cash equivalents consist of amounts held in money market and bank accounts with a commercial bank.

Revenue Recognition

Envoy recognizes revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. Accordingly, revenues are recognized when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of fees from the customer is reasonably assured. Envoy defers amounts billed for which it will provide future services or will be earned in a subsequent period.

Envoy derives revenue from messaging fees, licensing fees and implementation services. Revenue from messaging fees is recognized ratably over the term of the customer contract for contracts that have fixed pricing over a defined period, or as services are provided based on message usage for contracts that contain a fee-per-service arrangement. Revenue from licensing fees and implementation fees is recognized on a straight-line basis over the greater of the term of the related licensing contract and the expected customer relationship period.

Engineering and Product Development

Engineering and product development costs consist primarily of payroll and related expenses and are charged to expense as incurred.

Depreciation and Amortization

Depreciation and amortization of property and equipment are calculated using the straight line method over the estimated useful lives of the related assets, which are generally from one to three years.

Impairment of Long-Lived Assets

Long-lived assets, which consist primarily of property and equipment, are reviewed by management for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of whether impairment exists is based on the excess of the carrying value over the anticipated undiscounted weighted-average future cash flows. If any impairment is identified, an impairment charge is recorded based on the difference between the carrying value of the asset and its fair value. There were no impairments of long-lived assets during the period from January 1, 2005 through December 6, 2005.

Income Taxes

Deferred income taxes are recorded for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using tax rates expected to be in effect in the years in which such differences are expected to reverse. A valuation allowance is recorded when it is not more likely than not that the deferred tax assets will be realized.

Stock-Based Compensation

Envoy accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under this method, no compensation expense is recognized for stock awards to employees provided that all terms associated with the award are fixed and the fair value of Envoy’s stock, as of the measurement date, is not greater than the amount the grantee must pay to acquire the stock.

Envoy accounts for equity instruments issued to nonemployees in accordance with the provision of Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and related interpretations using the fair value method. For stock options granted to nonemployees, the fair value of the stock options is estimated using the Black-Scholes option pricing model. This model utilizes the estimated value of Envoy’s underlying common stock at the measurement date, the contractual term of the option, the expected volatility of Envoy’s common stock, risk-free interest rates and expected dividend yields. Measurement of nonemployee stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.

Pro forma net loss has been determined as if Envoy had accounted for its employee stock options under the fair-value method prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. For pro forma disclosures, the estimated fair value of options, as determined using the Black-Scholes option-pricing model, is amortized to expense over the vesting period of the options.

Net loss as reported	$(1,965)
Add: Stock-based compensation included in reported net loss	—
Deduct: Stock-based compensation determined under the fair value method	(36)

Net loss, pro forma	$(2,001)

The fair value of the stock options was estimated at the measurement date using the minimum-value method with the following weighted-average assumptions:

Risk-free interest rate	3.9%
Expected dividend yield	0.0%
Expected lives (years)	5
Volatility	0.0%

3.    Income Taxes

Envoy did not record an income tax provision for the period from January 1, 2005 through December 6, 2005 as Envoy has incurred losses since inception and had net operating loss carryforwards of approximately $32.3 million. The net operating loss carryforwards will expire beginning in 2018 through 2025. Federal tax laws impose substantial restrictions on the utilization of net operating losses and tax credits in the event of “ownership change” of a corporation, as defined in Section 382 of the Internal Revenue Code. The Company has determined that a change in ownership of Envoy has occurred and, accordingly, Envoy’s ability to utilize net operating losses and credit carryforwards may be limited as the result of such “ownership change.” Future changes in Envoy’s ownership may further limit the use of such carryforward benefits. The amount of such limitations, if any, has not yet been determined.

The reconciliation between Envoy’s effective tax rate and the federal statutory income tax rate is as follows:

Federal statutory income tax rate	(34.0)%
Other	(2.1)
Valuation allowance	36.1
Effective tax rate	0.0%

As of December 6, 2005, Envoy has recorded a full valuation allowance against its net deferred tax assets of approximately $11.0 million. The net increase in the valuation allowance during the period from January 1, 2005 through December 6, 2005 was approximately $680,000 resulting primarily from additional net operating losses during the reporting period.

4.    Preferred Stock

At December 6, 2005, Envoy had a total of 655,000 and 485,034 shares of Series A and Series B convertible preferred stock issued and outstanding, respectively. In addition, at December 6, 2005, Envoy had a total of 1,972,013, 17,006,751 and 40,638,564 shares of Series C, Series D and Series E redeemable convertible preferred stock issued and outstanding, respectively. No shares of preferred stock were issued during the period from January 1, 2005 through December 6, 2005. Upon acquisition by Varolii on December 6, 2005, all series of preferred stock were cancelled.

Voting

Each holder of outstanding shares of preferred stock shall be entitled to the number of votes equal to the number of whole shares of common stock into which the preferred stock is convertible.

Dividends

The holders of Series A, Series B, Series C, Series D and Series E are entitled to receive, when and if declared by the Board of Directors, annual dividends of $0.04, $0.12, $0.24, $0.02, and $0.008 per share, respectively. Such dividends are not cumulative. No dividends are permitted to be declared or set aside for any shares of the common stock without a dividend declared for all outstanding shares of preferred stock.

Conversion Rights

Each share of preferred stock is convertible, at the option of the holder thereof, into common stock at any time. Each share of Series A, Series B, Series C, Series D, and Series E is convertible at the option of the holder into approximately 3.70, 6.15, 11.97, 1.36 and 1.00 shares of common stock, respectively. The conversion ratios are subject to adjustment for certain dilutive or reorganization events, as defined. The preferred stock automatically converts into common stock upon the closing of the initial public offering of Envoy’s common stock meeting certain defined criteria.

Liquidation Preference

Upon the liquidation, dissolution, or winding up of Envoy, whether voluntary or involuntary, including a change in control of Envoy, as defined, the holders of shares of the preferred stock are entitled, before any distribution or payment is made upon any stock ranking junior to the preferred stock, to be paid an amount per share equal to $1.00, $3.00, $6.0595, $0.4662, and $0.3912 for the Series A, Series B, Series C, Series D and Series E, respectively, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization affecting such shares. The holders of Series E have preference to other classes of preferred stock, and no amounts would be distributed to other classes of preferred stock until a distribution of $0.3912 per share is made to the holders of Series E. In the event that the distributable assets of Envoy are insufficient to satisfy preference obligations, all available assets of Envoy shall be distributed on a pro rata basis. After the payment to the Series E holders, as described above, the holders of the Series D have preference to other classes of preferred stock and no amounts would be distributed to other classes of preferred stock until a distribution, in full, is made to the holders of Series D. After distribution to the holders of preferred stock, as described above, any remaining assets would be distributed to the common stockholders, with the Series C, Series D and Series E participating as if such shares had been converted to common stock (provided, however, that distributions to holders of Series C shall be limited to $8.08 per share).

Redemption

At any time after July 1, 2007 and with the approval of 50% of the holders of the outstanding Series C, Series D and Series E, the holders of Series C, Series D and Series E may require Envoy to redeem all of the outstanding redeemable preferred stock. The redemption price per share, payable in cash, shall be greater of (a) the fair market value of the preferred stock (as defined) and (b) in the case of Series C, $6.0595 per share, Series D, $0.4662 per share, and Series E, $0.1956 per share, plus an amount equal to all declared and unpaid dividends on each such share. If the funds legally available for redemption are insufficient to redeem the total outstanding redeemable preferred stock, (i) the holders of shares of Series D shall next share in any funds legally available, (ii) the holders of shares of Series D shall next share in any funds legally available for redemption of such shares and (iii) then the holders of Series C shall share ratable in any remaining funds. The redeemable convertible preferred stock has been accreted from its carrying value to its estimated redemption value over the redemption period using the effective interest method.

Investor Rights

The holders of preferred stock have certain rights to register shares of common stock received upon conversion of preferred stock under the Securities Act of 1933 pursuant to an investor rights agreement. These holders are entitled, if Envoy registers common stock, to include their shares of common stock in such registration; however, the number of shares which may be registered thereby is subject to limitation by the underwriters. The investors will also be entitled to unlimited piggyback registration rights on registrations of Envoy, subject to certain limitations. Envoy will bear all fees, costs, and expenses of these registrations, other than underwriting discounts and commissions.

5.    Stock Options

Envoy’s 1998 Equity Incentive Plan (the “Plan”) provides for the issuance of incentive stock options and nonqualified stock options and other stock awards. A total of 20,314,427 shares of common stock were approved for issuance under the Plan.

In determining the exercise prices for options granted, the Board of Directors considered the exercise price to be the fair value of the common stock as of the date of grant. The fair value of the common stock was been determined by the Board of Directors after considering a broad range of factors including, but not limited to, the illiquid nature of an investment in common stock, Envoy’s historical financial performance and financial position, Envoy’s future prospects and opportunity for liquidity events, and recent sale and offer prices of preferred stock in private transactions negotiated at arm’s length. All the stock options issued under the Plan expire within 10 years and generally vest over a four year period.

The following table sets forth common stock option activity under the Plan:

	Number of Shares	Weighted- Average Exercise Price
Outstanding, January 1, 2005	17,757,455	$0.04
Granted	304,000	0.02
Exercised	(55,250)	0.02
Canceled	(101,729)	0.08

Outstanding, December 6, 2005	17,904,476	$0.04

The following table summarizes the status of outstanding stock options as of December 6, 2005:

	Options Outstanding		Options Exercisable
Exercise Prices	Number of Shares	Weighted Average Remaining Life (Years)	Number of Shares Exercisable	Weighted- Average Remaining Life (Years)
$0.02	9,152,299	7.11	6,728,438	5.13
0.03	1,102,575	3.12	1,102,575	3.12
0.05	6,759,746	5.78	6,751,496	5.78
0.10	227,907	3.73	227,907	3.73
0.20	661,949	4.66	661,950	4.66

	17,904,476	6.23	15,472,366	5.21

The weighted-average fair value of stock options issued was $0.01 for the period from January 1, 2005 through December 6, 2005.

6.    Settlement of Lawsuit

In April 2003, Envoy filed suit in the Commonwealth of Massachusetts Superior Court in which Envoy was seeking payment for outstanding accounts receivable of $165,000 and unbilled fees of $510,000 for the services provided to a former customer. The full amount of the accounts receivable was written off during 2003. In April 2005, a settlement was reached in regards to this lawsuit, which resulted in net proceeds to Envoy of approximately $300,000 from the former customer.

7.    Defined Contribution Plan

Envoy has a 401(k) defined contribution plan for substantially all of its employees. Eligible employees may make pretax contributions to the plan up to statutory limits. At the election of its Board of Directors, Envoy may elect to match employee contributions. For the period January 1, 2005 through December 6, 2005 Envoy did not make any contribution to the plan.

8.    Subsequent Event

Effective December 6, 2005, Envoy was acquired by Varolii, a Seattle based technology company. Varolii acquired 100% of the outstanding shares of Envoy for a total purchase price of $10.1 million, including acquisition costs. The acquisition was accounted for as a purchase by Varolii and the results of Envoy have been included in the consolidated results of Varolii beginning December 7, 2005.

VAROLii

CORPORATION™

THE VAROLII INTERACTTM PLATFORM provides a reliable, scalable, on-demand service.

Varolii Interact Platform

The Center of Customer Communications

Customers

Varolii Tools

Varolii Application Suites

CUSTOMER INITIATION

CUSTOMER SERVICE

CUSTOMER RETENTION

COLLECTIONS

BUSINESS CONTINUITY

Varolii

Integration Gateway

Varolii Application

Engine

Company

Customers

Results

Customer Retention

Revenue Generation

Cost Reduction

CUSTOMER EXPERIENCE

Higher Customer Loyalty

Choice of Preferred Communication Channel

Increased Satisfaction

OPERATIONAL IMPROVEMENTS

Fully Managed Service

Automated Business Processes

Increased Agent Efficiency

VAROLii CORPORATION™

EMPOWERING THE CUSTOMER CONVERSATION

VAROLii

CORPORATION™

EMPOWERING THE CUSTOMER CONVERSATION

PART II

Information Not Required In Prospectus

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by Varolii Corporation, other than the underwriting discount and commissions payable by Varolii Corporation in connection with the sale of the common stock being registered. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

Amount to be Paid
Securities and Exchange Commission registration fee	$2,648
FINRA filing fee	9,125
NASDAQ Global Market listing fee	100,000
Blue sky fees and expenses	15,000
Printing and engraving expenses	150,000
Legal fees and expenses	700,000
Accounting fees and expenses	600,000
Directors’ and officers’ insurance	425,000
Transfer agent and registrar fees	2,500
Miscellaneous expenses	95,727

Total	$2,100,000

Item 14.    Indemnification of Officers and Directors

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the “WBCA”) authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”). The directors and officers of the registrant also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by the registrant for this purpose.

Section 23B.08.320 of the WBCA authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. The registrant’s articles of incorporation (Exhibit 3.3 hereto) and bylaws (Exhibit 3.4 hereto) contain provisions for implementing, to the fullest extent permitted by Washington law, these limitations on a director’s liability to the registrant and its shareholders.

The registrant expects to enter into certain indemnification agreements with its directors and certain of its officers, the form of which is attached as Exhibit 10.1 to this registration statement and incorporated herein by reference. The indemnification agreements provide the registrant’s directors and certain of its officers with indemnification to the maximum extent permitted by the WBCA.

The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the registrant of the underwriters for certain liabilities, including liabilities arising under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities

Since September 1, 2004, Registrant has issued unregistered securities to a limited number of persons as described below:

(1) Registrant has granted stock options to purchase an aggregate of 21,089,967 shares of common stock at exercise prices ranging from $0.10 to $1.85 per share to employees, consultants, directors and other service providers pursuant to the 2000 Stock Option Plan as follows:

(a) On October 15, 2004 and December 17, 2004, Registrant granted stock options to purchase an aggregate of 230,000 and 1,380,000 shares of common stock, respectively, at an exercise price of $0.10 per share to employees, consultants, directors and other service providers pursuant to the 2000 Stock Option Plan. The issuance of each of these securities was made in reliance on an exemption provided by Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by Registrant’s board of directors.

(b) On April 22, 2005, and July 22, 2005, Registrant granted stock options to purchase an aggregate of 433,000, and 315,000 shares of common stock, respectively, at an exercise price of $0.15 per share to employees, consultants, directors and other service providers pursuant to the 2000 Stock Option Plan. The issuance of each of these securities was made in reliance on an exemption provided by Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by Registrant’s board of directors.

(c) On November 17, 2005, December 6, 2005, and December 19, 2005, Registrant granted stock options to purchase an aggregate of 357,500, 1,533,952, and 608,515 shares of common stock, respectively, at an exercise price of $0.20 per share to employees, consultants, directors and other service providers pursuant to the 2000 Stock Option Plan. The issuance of each of these securities was made in reliance on an exemption provided by Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by Registrant’s board of directors.

(d) On February 8, 2006, April 28, 2006, and July 14, 2006, Registrant granted stock options to purchase an aggregate of 1,874,000, 647,500, and 827,500 shares of common stock, respectively, at an exercise price of $0.25 per share to employees, consultants, directors and other service providers pursuant to the 2000 Stock Option Plan. The issuance of each of these securities was made in reliance on an exemption provided by Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by Registrant’s board of directors.

(e) On September 1, 2006, October 19, 2006, and December 5, 2006, Registrant granted stock options to purchase an aggregate of 1,003,500, 315,500, and 189,500 shares of common stock, respectively, at an exercise price of $0.50 per share to employees, consultants, directors and other service providers pursuant to the 2000 Stock Option Plan. The issuance of each of these securities was made in reliance on an exemption provided by Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by Registrant’s board of directors.

(f) On February 28, 2007, April 20, 2007, May 29, 2007, and June 18, 2007, Registrant granted stock options to purchase an aggregate of 3,871,000, 1,624,500, 150,000, and 915,000 shares of common stock, respectively, at an exercise price of $0.55 per share to employees, consultants, directors and other service providers pursuant to the 2000 Stock Option Plan. The issuance of each of these securities was made in reliance on an exemption provided by Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by Registrant’s board of directors.

(g) As of August 31, 2007, Registrant granted stock options to purchase an aggregate of 3,922,000 shares of common stock at an exercise price of $1.25 per share to employees, a consultant and a director pursuant to the 2000 Stock Option Plan. The issuance of each of these securities was made in reliance on an exemption provided by Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by Registrant’s board of directors.

(h) On September 7, 2007, Registrant granted stock options to purchase an aggregate of 190,000 shares of common stock at an exercise price of $1.43 per share to employees pursuant to the 2000 Stock Option Plan. The issuance of each of these securities was made in reliance on an exemption provided by Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by Registrant’s board of directors.

(i) As of October 5, 2007 and October 8, 2007, Registrant granted stock options to purchase an aggregate of 593,000 and 109,000 shares of common stock, respectively, at an exercise price of $1.85 to employees and directors pursuant to the 2000 Stock Option Plan. The issuance of each of these securities was made in reliance on an exemption provided by Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by Registrant’s board of directors.

(2) Registrant has issued 5,927,674 shares of common stock upon the exercise of options for aggregate proceeds of $580,171. The issuance and sales of these securities were made in reliance on an exemption provided by Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by our board of directors.

(3) On December 6, 2005, in connection with transactions related to the acquisition of EnvoyWorldWide, Inc., Registrant issued 11,146,462 shares of our Series C-1 Preferred Stock with an estimated value of $9.3 million to the former securityholders of EnvoyWorldWide. For more information on this transaction, see note 3 to Registrant’s consolidated financial statements. The issuance and sales of these securities were made in reliance on an exemption provided by Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about us or had adequate access, through their relationship with Registrant, to information necessary to evaluate the investment.

(4) On July 20, 2007, Registrant issued a seven-year warrant to purchase up to 245,499 shares of common stock to BlueCrest Venture Finance Master Fund Limited at an exercise price per share of $1.22 as partial consideration for its lending services. The issuance and sale of these securities were made in reliance on an exemption provided by Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipient of the securities in this transaction represented its intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the warrant. The recipient received adequate information about Registrant necessary to evaluate the investment.

There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement

3.1**	Amended and Restated Articles of Incorporation (as in effect prior to the closing of this offering)

3.2**	Bylaws (as in effect prior to the closing of this offering)

3.3**	Form of Amended and Restated Articles of Incorporation (to be effective at closing)

3.4**	Form of Amended and Restated Bylaws (to be effective at closing)

4.1**	Second Amended and Restated Investors’ Rights Agreement by and among the Registrant, certain founders and certain holders of preferred stock, dated as of August 7, 2002

4.2**	Amendment No. 1 to Second Amended and Restated Investors’ Rights Agreement, dated December 6, 2005

4.3**	Amendment No. 2 to Second Amended and Restated Investors’ Rights Agreement, dated September 12, 2007

5.1**	Form of Opinion of Heller Ehrman LLP

10.1**	Form of Indemnification Agreement between Registrant and its directors and officers

10.2**	2000 Stock Option Plan of Registrant, as amended

10.3**	2007 Equity Incentive Plan of Registrant, and form of stock option and restricted stock unit agreements thereunder

10.4**	2007 Employee Stock Purchase Plan

10.5**	Variable Compensation Plan

10.6**	Lease Agreement, dated April 27, 2005, between Registrant and Crescent Real Estate Funding VIII, L.P., as amended by the First Amendment dated October 11, 2006, and by the Second Amendment dated October 24, 2006

10.7**	Sub-Sublease Agreement, dated February 11, 2004, between Registrant (formerly EnvoyWorldWide, Inc.) and Inteq Corporation, as amended by the First Amendment dated October 16, 2005 and by the Second Amendment dated November 30, 2006

10.8**	Amended and Restated Employment Agreement by and between Registrant and Nicholas Tiliacos, dated June 1, 2006

10.9**	Employment Agreement by and between Registrant and John Flavio, dated February 21, 2007

10.10**	Employment Agreement by and between Registrant and Jeffrey Read, dated July 24, 2007

10.11**	Employment Agreement by and between Registrant and Don Schlosser, dated June 1, 2006

10.12**	Termination Agreement by and between Registrant and Don Schlosser, dated July 1, 2007

10.13**	Agreement and General Release by and between Registrant and David Page, dated September 1, 2006

10.14**	Amended and Restated Loan and Security Agreement, dated July 20, 2007, by and between the Registrant and BlueCrest Venture Finance Master Fund Limited

10.15**	Agreement and Plan of Merger among Registrant, EWW Acquisition Corp. and EnvoyWorldWide, Inc., dated as of November 21, 2005

10.16**	Employment Agreement by and between Registrant and Scott Sikora dated May 12, 2000

23.1**	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2**	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.3**	Consent of Heller Ehrman LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on page II-6)

**	Previously filed

(b)    Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Seattle, Washington, on the 9th day of November, 2007.

By:	/s/ NICHOLAS TILIACOS
Nicholas Tiliacos, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ NICHOLAS TILIACOS Nicholas Tiliacos	President, Chief Executive Officer and Director (Principal Executive Officer)	November 9, 2007

/s/ JOHN FLAVIO John Flavio	Chief Financial Officer (Principal Financial and Accounting Officer)	November 9, 2007

* Raj Atluru	Director	November 9, 2007

* Steve Bowsher	Director	November 9, 2007

* H. Robert Gill	Director	November 9, 2007

* Elliott H. Jurgensen, Jr.	Director	November 9, 2007

* John Malloy	Director	November 9, 2007

* John G. McDonald	Director	November 9, 2007

* Doug Pepper	Director	November 9, 2007

*By:	/S/ JOHN FLAVIO
John Flavio Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement

3.1**	Amended and Restated Articles of Incorporation (as in effect prior to the closing of this offering)

3.2**	Bylaws (as in effect prior to the closing of this offering)

3.3**	Form of Amended and Restated Articles of Incorporation (to be effective at closing)

3.4**	Form of Amended and Restated Bylaws (to be effective at closing)

4.1**	Second Amended and Restated Investors’ Rights Agreement by and among the Registrant, certain founders and certain holders of preferred stock, dated as of August 7, 2002

4.2**	Amendment No. 1 to Second Amended and Restated Investors’ Rights Agreement, dated December 6, 2005

4.3**	Amendment No. 2 to Second Amended and Restated Investors’ Rights Agreement, dated September 12, 2007

5.1**	Form of Opinion of Heller Ehrman LLP

10.1**	Form of Indemnification Agreement between Registrant and its directors and officers

10.2**	2000 Stock Option Plan of Registrant, as amended

10.3**	2007 Equity Incentive Plan of Registrant, and form of stock option and restricted stock unit agreements thereunder

10.4**	2007 Employee Stock Purchase Plan

10.5**	Variable Compensation Plan

10.6**	Lease Agreement, dated April 27, 2005, between Registrant and Crescent Real Estate Funding VIII, L.P., as amended by the First Amendment dated October 11, 2006, and by the Second Amendment dated October 24, 2006

10.7**	Sub-Sublease Agreement, dated February 11, 2004, between Registrant (formerly EnvoyWorldWide, Inc.) and Inteq Corporation, as amended by the First Amendment dated October 16, 2005 and by the Second Amendment dated November 30, 2006

10.8**	Amended and Restated Employment Agreement by and between Registrant and Nicholas Tiliacos, dated June 1, 2006

10.9**	Employment Agreement by and between Registrant and John Flavio, dated February 21, 2007

10.10**	Employment Agreement by and between Registrant and Jeffrey Read, dated July 24, 2007

10.11**	Employment Agreement by and between Registrant and Don Schlosser, dated June 1, 2006

10.12**	Termination Agreement by and between Registrant and Don Schlosser, dated July 1, 2007

10.13**	Agreement and General Release by and between Registrant and David Page, dated September 1, 2006

10.14**	Amended and Restated Loan and Security Agreement, dated July 20, 2007, by and between the Registrant and BlueCrest Venture Finance Master Fund Limited

10.15**	Agreement and Plan of Merger among Registrant, EWW Acquisition Corp. and EnvoyWorldWide, Inc., dated as of November 21, 2005

10.16**	Employment Agreement by and between Registrant and Scott Sikora dated May 12, 2000

23.1**	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2**	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.3**	Consent of Heller Ehrman LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on page II-6)

**	Previously filed